

NO ACT

PE 1/15/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/18/13

Andrew L. McQueen
Bass Berry Sims PLC
amcqueen@bassberry.com

Re: Corrections Corporation of America
Incoming letter dated January 15, 2013

Dear Mr. McQueen:

This is in response to your letters dated January 15, 2013 and March 4, 2013 concerning the shareholder proposal submitted to Corrections Corporation of America by Alex Friedmann. We also have received letters from the proponent dated February 15, 2013 and March 8, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Alex Friedmann
stein919@gmail.com

March 18, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Corrections Corporation of America
Incoming letter dated January 15, 2013

The proposal requests that the board issue a report that addresses the specific matters listed in the proposal regarding the company's potential conversion to a real estate investment trust ("REIT").

There appears to be some basis for your view that Corrections Corporation of America may exclude the proposal under rule 14a-8(i)(7), as relating to Corrections Corporation of America's ordinary business operations. In this regard, we note that the proposal relates to plans "to comply with, and monitor compliance with, IRS rules governing REITs." Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Corrections Corporation of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Corrections Corporation of America relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Human Rights Defense Center

DEDICATED TO PROTECTING HUMAN RIGHTS

March 8, 2013 **Sent via email and certified mail**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America's January 15, 2013 Letter Seeking to Omit Alex Friedmann's Shareholder Proposal / Supplement

Ladies and Gentlemen:

I, Alex Friedmann (the "Proponent"), am writing to supplement my response to the request by Corrections Corporation of America (the "Company" or "CCA") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") seeking Staff concurrence with CCA's view that it may omit the Proponent's shareholder proposal and supporting statement (the "Proposal") from CCA's proxy materials to be distributed in connection with its 2013 Annual Meeting of Stockholders (the "Proxy Materials"). This supplement to my initial response is to address information provided by the Company in its supplemental letter of March 4, 2013. As with my initial response, I respectfully request that the Staff not concur with the Company's view that it may omit the Proposal from its Proxy Materials, as the Company has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008), I have submitted this supplemental response to the Staff via electronic mail at shareholderproposals@sec.gov, in addition to mailing paper copies. A copy of this letter has concurrently been sent to the Company's attorneys via email and hard copy.

Respond to Tennessee Office:
Alex Friedmann, Associate Director
5331 Mt. View Road #130
Antioch, TN 37013
Phone: 615.495.6568 Fax: 866.735.7136

The Company's Supplemental Letter

In CCA's voluminous supplemental letter, the Company essentially attempts to bolster its argument that it has "substantially implemented" the Proposal under Rule 14a-8(i)(10), based on the release of the Company's Annual Report on Form 10-K and miscellaneous other materials (the "Supplemental REIT Disclosures"). While CCA provides a large quantity of information in its 101-page supplement, the Company's Supplemental REIT Disclosures lack in quality with respect to demonstrating that CCA has substantially implemented the Proposal. In fact, the Company's supplemental letter to the Staff conclusively demonstrates that it has not, in fact, substantially implemented the Proposal, as discussed below.

Specific Information Sought by the Proposal

In its supplement, the Company apparently argues that its public disclosures, while not exactly addressing the information requested in the Proposal, nevertheless address the "underlying concerns and essential objective of the Proposal." This, however, is not the case. The Proposal does not request generalized information about the Company's REIT conversion; rather, based on its plain language, the Proposal requests that the Company's Board issue a report to stockholders containing information related to specified subject areas. The "clear intent" of the proposal is for the Company to address those specified subject areas in a report to shareholders. *Aluminum Company of America* (January 16, 1996).

Specifically, the Proposal requests that the Company's Board issue a report to shareholders that addresses certain enumerated matters related to the Company's conversion to a REIT, which are summarized by the following individual subject areas:

1. Any known *disadvantages to stockholders* should the Company elect to make required REIT distributions primarily in the form of stock rather than cash. (emphasis added)

2. Any known *advantages to the Company* should the Company elect to make required REIT distributions primarily in the form of stock rather than cash. (emphasis added)

3. The extent to which the Board has taken into account the Company's prior conversion to a REIT and the outcome of same.

4. The extent to which the Board has taken into account shareholder lawsuits related to the Company's prior conversion to a REIT and the outcome of same.

5. How the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs – including the limitation on REIT assets that can be held in non-qualifying securities or stock of taxable REIT subsidiaries – and the federal tax implications of same for the Company.

Thus, there are five specific subject areas that the Proposal asks the Board to address in the proposed report to stockholders (the Proposal's first request includes the separate and distinct subject areas of disadvantages to shareholders *and/or* advantages to the Company should the Company elect to make required REIT distributions primarily in the form of stock rather than cash).

The Company's Supplemental Disclosures

CCA contends that its Supplemental REIT Disclosures address the information requested by the Proposal relative to the following subject areas:

- Any known disadvantages to stockholders should the Company elect to make required REIT distributions primarily in the form of stock rather than cash. CCA Supplementary letter dated March 4, 2013, page 4.

- How the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs – including the limitation on REIT assets that can be held in non-qualifying securities or stock of taxable REIT subsidiaries – and the federal tax implications of same for the Company. CCA Supplementary letter dated March 4, 2013, pages 4-10.

The Company also purports that its Supplemental REIT Disclosures address "its prior conversion to a REIT and information about shareholder lawsuits regarding the same in its analysis to convert to a REIT." CCA Supplementary letter dated March 4, 2013, pages 10-11. That, however is simply not the case.

The excerpt that CCA provided to the Staff in support of its position, from the Company's May 3, 2012 press release, does not in fact address, discuss – *or even mention* – the Company's prior conversion to a REIT, and does not address, discuss – *or even mention* – prior shareholder suits concerning the Company's prior REIT conversion and the outcome of same. Such information, which is specifically requested in the Proposal, is completely absent from the Company's Supplemental REIT Disclosures – as is any discussion of advantages to the Company should it elect to make required REIT distributions primarily in the form of stock rather than cash.

Failure to Substantially Implement the Proposal

Consequently, even assuming the Company has adequately addressed two of the subject areas specified in the Proposal – 1) known disadvantages to stockholders should the Company elect to make required REIT dividend distributions primarily in the form of stock rather than cash, and 2) how the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs – including the limitation on REIT assets that can be held in non-qualifying securities or stock of taxable REIT subsidiaries – and the federal tax implications of same for the Company, it still has *failed to address the remaining three subject areas specified in the Proposal*: 1) any known advantages to the Company should the Company elect to make required REIT dividend distributions primarily in the form of stock rather than cash, 2) the extent to which the Board has taken into account the Company's prior conversion to a REIT and the outcome of same, and 3) the extent to which the Board has taken into account shareholder lawsuits related to the Company's prior conversion to a REIT and the outcome of same.

In fact, the Company has *never*, to the Proponent's knowledge, with respect to its present REIT conversion, informed current shareholders about the Company's prior REIT conversion and the disastrous results of same, including the loss of shareholder value, a reverse stock split and shareholder lawsuits that were eventually resolved for approximately $104 million.

Given that the Company has addressed only 2 of the 5 subject areas specified in the Proposal, or 40%, the Proponent submits that the Company has failed to carry its burden of demonstrating that it has "substantially implemented" the Proposal as required by Rule 14a-8(i)(10). While the Company has provided supplemental materials in support of its no-action letter, the fact remains that the supplemental materials submitted by the Company do not contain *any information* addressing 3 of the 5 subject areas specified in the plain language of the Proposal. Therefore, it cannot be said that the Company's disclosures "compare favorably with the guidelines of the proposal," *Texaco, Inc.* (March 28, 1991), and the Staff should not concur with the Company's position that the Proposal may be properly omitted under Rule 14a-8(i)(10).

Additionally, as stated in the Proponent's initial response to the Company's no-action letter, the Proposal seeks meaningful disclosure to shareholders through a report issued by the Company's Board, not via piecemeal press releases and information buried in the Company's SEC filings, which – notably – are not provided directly to current stockholders.

Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments I may have, I respectfully submit that CCA has failed to meet its burden of persuasion and thus should not be allowed to omit the Proposal from its Proxy Materials.

If the Staff disagrees with this analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (615) 495-6568 or via email, at stein919@gmail.com, if I can be of any further assistance.

Sincerely,



Alex Friedmann
Associate Director, HRDC

cc: Scott Craddock, Esq.
Assistant General Counsel & Ethics Officer
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

Andrew L. McQueen, Esq.
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201

BASS

BERRY • SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

March 4, 2013

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America
Supplemental Letter Regarding Shareholder Proposal Submitted by Alex Friedmann

Ladies and Gentlemen:

On January 15, 2013, we submitted a letter (the "No-Action Request") on behalf of Corrections Corporation of America, a Maryland corporation (the "Company"), requesting that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated in the No-Action Request, the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") may be properly omitted from the proxy statement and form of proxy to be distributed by the Company in connection with its 2013 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the No-Action Request is attached as Exhibit A. On February 15, 2013, the Proponent submitted a response to the No-Action Request.

The No-Action Request reflects the Company's belief that the Proposal may be excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company;

- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company; and

- Rule 14a-8(i)(3) because the Proposal contains statements that are misleading.

We stated in the No-Action Request that the Company would provide the Staff with copies of additional public disclosures, which further illustrate that pursuant to Rule 14a-8(i)(10) the Proposal has been substantially implemented by the Company. The primary purpose of this supplement is to (i) notify the Staff that the Company has announced that its intention to qualify as a REIT for the taxable year commencing January 1, 2013 and (ii) provide the Staff with copies of a press release, investor presentation, a transcript of an investor conference call and relevant excerpts from the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (collectively, the "Supplemental REIT Disclosures") in which the Company announced and made additional public disclosures regarding its REIT conversion, including the anticipated impact to the Company and its stockholders, subsequent to the date of the No-Action Request. Copies of the Supplemental REIT Disclosures are attached as Exhibit B. These Supplemental REIT Disclosures provide additional support for the Company's position, set forth in the No-Action Request, that pursuant to Rule 14a-8(i)(10) the Proposal has been substantially implemented. This supplement is not intended to address each of the arguments set forth in the Proponent's response, which response the Company believes serves to further underscore the Proposal's attempts to inappropriately micromanage the Company's ordinary business operations and which fails to offer support for certain inaccurate and misleading statements regarding the Company's election to make required REIT dividend distributions partly in stock. However, where relevant to the Company's position with respect to Rule 14a-8(i)(10) and the Supplemental REIT Disclosures, this supplement addresses certain arguments made in the Proponent's response.

I. Description of the Proposal

The Proposal requests that the Board of Directors of the Company (the "Board") issue a report to the Company's stockholders within sixty (60) days after the 2013 Annual Meeting of Stockholders that addresses the following matters regarding the Company's potential conversion to a real estate investment trust ("REIT"):

1. Any known disadvantages to stockholders, and/or advantages to the Company, should the Company elect to make required REIT dividend distributions primarily in the form of stock rather than cash.

2. The extent to which the Board has taken into account the Company's prior conversion to a REIT in 1999 and the outcome of the same.

3. The extent to which the Board has taken into account shareholder lawsuits related to the Company's prior conversion to a REIT and the outcome of the same.

4. How the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs – including the limitation on REIT assets that can be held in non-qualifying securities or stock of taxable REIT subsidiaries – and the federal tax implications of same for the Company.

The Proposal requests that the Board issue the requested report to the Company's stockholders whether or not the Company has already converted to a REIT, or announced plans to do so, prior to the Company's 2013 Annual Meeting of Stockholders.

II. Analysis

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented such proposal. A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. (*See* Exchange Act Release No. 40018 at footnote 30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at §II.E.6 (Aug. 16, 1983)). Rather, to be substantially implemented under Rule 14a-8(i)(10) a company's actions must satisfactorily address the underlying concerns and the essential objective of the proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); and *Masco Corp.* (avail. Mar. 29, 1999).

The Proponent's response to the No-Action Request generally argues that the Proposal has not been substantially implemented because the content of the Company's public disclosures "does not match the Proponent's request." However, a company's actions need not "match" exactly as long as they satisfactorily address the underlying concerns of the proposal and address the essential objective of the proposal. *See e.g., Anheuser – Busch Cos. Inc.* Thus, the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved, but, in the case of the exclusion of proposals requesting a report by the company, whether the company has addressed the subject matter of the proposal in other publications. *See*, e.g., Abercrombie & Fitch Co. (Mar. 28, 2012) (concurring with the exclusion of a proposal requesting a report on strategies to reduce greenhouse gas emissions based on information provided in the company's sustainability report); Alcoa Inc., supra. (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report and other materials); Caterpillar, Inc. (Mar. II, 2008); Wal-Mart Stores, Inc. (Mar. 10, 2008); PG&E Corp. (Mar. 6, 2008); The Dow Chemical Co. (Mar. 5, 2008); Johnson & Johnson (Feb. 22, 2008) (in each case, concurring with the company's exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives and/or included related disclosures on their respective websites and/or annual reports on Form 10-K); and Raytheon Co. (Jan. 25, 2006) (permitting exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published a stewardship report on its website that substantially implemented the proposal).

The Company has made several public disclosures that satisfactorily address the underlying concerns and essential objective of the Proposal. In addition to the disclosures summarized in the No-Action Request, subsequent to the date of the No-Action Request, the Company has provided several additional disclosures on its intention to qualify as a REIT including the Supplemental REIT Disclosures. On February 7, 2013, the Company issued a press release announcing that its Board of Directors had unanimously authorized the Company to elect to qualify as a REIT for the taxable year commencing January 1, 2013. This press release also included several additional disclosures concerning the REIT conversion process and its anticipated impact on the Company's stockholders. The Company also held a conference call with investors on February 8, 2013 to discuss the REIT conversion and provided an investor presentation in connection with the call. The conference call was accessible by all members of the public and the presentation was and continues to be available on the Company's web site. In addition, on February 27, 2013, the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the "10-K") which contains numerous disclosures regarding the Company's conversion to a REIT. Each of these disclosures was for the benefit of the Company's current and prospective investors to educate them on the structure and implications of the Company's conversion to a REIT. Such disclosures further illustrate that the Company has substantially implemented the Proposal. Therefore, the Proposal may be excluded under Rule 14a-8(i)(10).

For instance, the Proposal requests a report describing "known disadvantages to stockholders, and/or advantages to the Company, should the Company elect to make required dividend distributions primarily in the form of stock rather than cash." Contrary to the Proponent's assertions regarding the content of the Company's disclosures, the Company has included discussion of the implications of the Company's election to make required distributions in stock of the Company. Specifically, the Company's 10-K includes the following discussion under the heading "Risks Related to our REIT Conversion":

> ***Dividends paid in shares of our stock may cause you to be required to pay tax in excess of the cash you receive.***
>
> We expect to pay at least 80% of the E&P Distribution in our common stock and may in the future distribute other taxable dividends that are payable in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, such sales may have an adverse effect on the per share trading price of our common stock.

The content of this disclosure clearly addresses the essential objective of the Proposal to provide information regarding implications of the decision by the Company to pay required REIT dividend distributions partly in stock. Therefore, the Proposal has been substantially implemented by the Company and should be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10).

In addition, the Proposal requests a report on "How the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs . . . and the federal income tax implications of the same for the Company." Here again, the content of the Company's public disclosures satisfactorily addresses the essential objective of the Proposal. For example, in its May 3, 2012 press release, the Company specifically stated that "the Company has assembled a team of outside tax, legal and financial advisors to assist in its evaluation of the TRS Structure," a clear reference to the Company's engagement of outside advisors to assist it in complying with complicated IRS rules governing REITs. The Company has also been clear in its public disclosures that it would not implement a REIT conversion without receiving guidance from the IRS in the form of a favorable private letter ruling. In its February 7, 2013 press release, the Company made the following statements regarding how it will comply with IRS requirements regarding required REIT distributions:

> In order to comply with REIT rules, CCA's Board plans to declare a special one-time dividend to distribute earnings and profits accumulated prior to our REIT election of approximately $650 million to $700 million during 2013 (the E&P Dividend). The Company intends to pay the E&P Dividend with a combination of approximately 20% cash and 80% common stock. CCA will publicly announce a record date and payable date once determined by the Board.

The February 7, 2013 press release also states:

> As discussed above, the Company intends to pay the E&P Dividend with a combination of cash and common stock and to pay quarterly cash dividends to meet the Minimum Annual Dividend requirement. The Company expects to execute several debt capital markets transactions during 2013 in order to obtain the covenant flexibility to make these dividend payments and to raise additional capital to fund various aspects of the REIT Conversion.

In its February 7, 2013 press release, the Company disclosed its 2013 full-year guidance and assumptions included in the guidance regarding the estimated costs of compliance stating, "Our guidance includes an estimate of the impact from the additional borrowings discussed above as well as the impact from ongoing annual REIT compliance costs of $2 to $4 million."

In its January 2, 2013 press release, the Company stated that in order to comply with REIT requirements, the Company had completed an internal reorganization that would allow it to elect to qualify as a REIT for the 2013 tax year.

In its 10-K, the Company provides numerous disclosures that describe how the Company plans to comply with rules governing REITs. Following are a few excerpts from the 10-K illustrating this point:

- 10-K, p. 6 (discussing conducting certain of the Company's business through taxable REIT subsidiaries in order to comply with REIT requirements)

  Beginning January 1, 2013, we have provided correctional services and conducted other operations through TRSs. A TRS is a subsidiary of a REIT that is subject to applicable corporate income tax and certain qualification requirements. Our use of TRSs enables us to continue to provide correctional services at facilities we own and at facilities owned by our government partners and to engage in certain other operations while complying with REIT qualification requirements.

- 10-K, p. 40 (discussing conduct of certain of the Company's business through taxable REIT subsidiaries in order to comply with REIT requirements and the tax implications of same for the Company)

  Performing services through our TRSs may increase our overall tax liability relative to other REITs or subject us to certain excise taxes.

  A TRS may hold assets and earn income, including income earned from the performance of correctional services, that would not be qualifying assets or income if held or earned directly by a REIT. We conduct a significant portion of our business activities through our TRSs. Our TRSs are subject to federal, foreign, state and local income tax on their taxable income, and their after-tax net income is available for distribution to us but is not required to be distributed to us. The TRS rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to ensure that the TRS is subject to an appropriate level of corporate income taxation. We believe our arrangements with our TRSs are on arm's-length terms and intend to continue to operate in a manner that allows us to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to avoid application of the 100% excise tax or the limitations on interest deductions discussed above.

- 10-K, p. 40 (discussing Company' compliance with IRS rules limiting REIT assets than can be held in non-qualifying securities)

  Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

  To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our common stock. In particular, at the end of each calendar quarter, at least 75% of the value of our gross assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities that constitute qualified real estate assets and securities of our TRSs) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our gross assets (other than government securities, securities that constitute qualified real estate assets and securities of our TRSs) can consist of the securities of any one issuer, and no more than 25% of the value of our total gross assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. In order to meet these tests, we may be required to forego investments we might otherwise make or to liquidate otherwise attractive investments. Thus, compliance with the REIT requirements may hinder our performance and reduce amounts available for distribution to our stockholders.

- 10-K, pp. 40 (discussing Company' compliance with IRS rules limiting REIT assets than can be held in stock of taxable REIT securities)

The value of the securities we own in our TRS is limited under the REIT asset tests.

Under the Code, no more than 25% of the value of the gross assets of a REIT may be represented by securities of one or more TRSs. This limitation may affect our ability to increase the size of our TRSs', or other non-REIT qualifying, operations and assets, and there can be no assurance that we will be able to comply with the 25% limitation.. If we are unable to comply with the 25% limitation, we would fail to qualify as a REIT. Furthermore, our significant use of TRSs may cause the market to value shares of our common stock differently than the stock of other REITs, which may not use TRSs as extensively. Although we will monitor the value of our investments in TRSs, there can be no assurance that we will be able to comply with the 25% limitation discussed above.

We may be limited in our ability to fund distributions using cash generated through our TRSs.

At least 75% of gross income for each taxable year as a REIT must be derived from passive real estate sources and no more than 25% of gross income may consist of dividends from our TRSs and other non-real estate income. This limitation on our ability to receive dividends from our TRSs may affect our ability to fund cash distributions to our stockholders using cash from our TRSs. Moreover, our TRSs are not required to distribute their net income to us, and any income of our TRSs that is not distributed to us will not be subject to the REIT income distribution requirement.

- 10-K, p. 40 (discussion of compliance with IRS rules regarding REIT ownership)

REIT ownership limitations may restrict or prevent you from engaging in certain transfers of our common stock.

In order to satisfy the requirements for REIT qualification, no more than 50% in value of all classes or series of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year beginning with our 2014 taxable year. To assist us in satisfying this share ownership requirement, we intend to request our stockholders' approval of an amendment to our charter imposing ownership limits on each class and series of our shares of stock. Under applicable constructive ownership rules, any shares of stock owned by certain affiliated owners generally would be added together for purposes of the common stock ownership limits, and any shares of a given class or series of preferred stock owned by certain affiliated owners generally would be added together for purposes of the ownership limit on such class or series.

If anyone transfers shares of our common stock in a manner that would violate the ownership limits, or prevent us from qualifying as a REIT under the federal income tax laws, under the proposed charter, those shares of common stock instead would be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the ownership limit. If this transfer to a trust fails to prevent such a violation or fails to permit our continued qualification as a REIT, then the initial intended transfer would be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. If our stockholders approve an amendment to our charter as discussed above, anyone who acquires shares in violation of the ownership limit or the other restrictions on transfer bears the risk of suffering a financial loss when the shares of common stock are redeemed or sold if the market price of our shares of common stock falls between the date of purchase and the date of redemption or sale. If our stockholders do not approve this amendment to our charter, we may not be able to satisfy the REIT stock ownership limitations on a continuing basis, which could cause us to fail to qualify as a REIT.

- 10-K, p.40 (discussing tax implications of engaging in "prohibited transactions")

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

- 10-K, p. 6 (discussing how the Company plans to comply with REIT distribution requirements)

To qualify and be taxed as a REIT, we will generally be required to annually distribute to our stockholders an amount equal to at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains). Our REIT taxable income typically will not include income earned by our TRSs except to the extent the TRSs pay dividends to the REIT. Prior to the REIT conversion, we operated as a taxable C corporation for federal income tax purposes.

A REIT is not permitted to retain earnings and profits accumulated during the years it was taxed as a C corporation, and must make one or more distributions to stockholders that equal or exceed those accumulated amounts.

To qualify for taxation as a REIT for the taxable year beginning January 1, 2013, we must distribute to our stockholders on or before December 31, 2013, our undistributed earnings and profits attributable to our pre-REIT taxable periods ending prior to January 1, 2013, which we intend to distribute as a one-time special distribution to our stockholders (the "E&P Distribution"). We currently expect the E&P Distribution will be composed of cash and shares of our common stock, at each stockholder's election, subject to a cap on the total amount of cash equal to 20% of the aggregate amount of the E&P Distribution. The balance of the E&P Distribution will be in the form of shares of our common stock. The IRS confirmed in the PLR we received on February 7, 2013 that each of the cash and stock components of the E&P Distribution will be treated as a taxable distribution, which will reduce our accumulated earnings and profits. If the total amount of cash elected by our stockholders exceeds 20% of the total value of the E&P Distribution, then, in general, the available cash will be prorated among those stockholders that elect to receive cash. The details and consequences of the E&P Distribution will be described in greater detail in the election form and accompanying materials that will be mailed to stockholders in connection with the E&P Distribution.

We intend to increase our regular quarterly distribution in 2013 to help ensure that we qualify for taxation as a REIT. The amount, timing and frequency of future distributions, however, will be at the sole discretion of our Board of Directors and will be declared based upon various factors, many of which are beyond our control, including our financial condition and operating cash flows, the amount required to maintain our qualification and taxation as a REIT and to minimize or eliminate any income and excise taxes that we otherwise would be required to pay, limitations on distributions in our existing and future debt instruments, our ability to utilize any net operating losses ("NOLs") to offset, in whole or in part, our REIT distribution requirements, the limitations on our ability to fund distributions using cash generated through our TRSs and other factors that our Board of Directors may deem relevant.

- 10-K, pp. 38 – 39 (discussing how the Company plans to comply with requirements regarding REIT distribution requirements)

To meet REIT distribution requirements and maintain our qualification and taxation as a REIT, we intend to refinance all of our $465.0 million 7.75% senior notes due 2017 to lower the interest rate on our debt and to provide us with the flexibility needed to pay higher dividends, including the E&P Distribution, and to fund debt refinancing costs, and REIT conversion costs. We may also seek an amendment to our revolving credit facility to obtain greater flexibility under our REIT structure. While the specific timing, structure, and terms of these transactions have not yet been determined, we are confident in our ability to execute these transactions during 2013 given our modest leverage, strong balance sheet and strong historical support from

> the credit markets. If we are unable to refinance the 7.75% senior notes to provide us with more flexibility to pay dividends, we believe we have the ability to satisfy our distribution requirements, including the portion of the E&P Distribution we expect to pay in cash, with the proceeds received from an offering of our common stock or through the issuance of other securities instead. If we are unable to satisfy the E&P Distribution or if we are unable to refinance our 7.75% senior notes to provide us with more flexibility to pay dividends, we may fail to qualify as a REIT for 2013.
>
> In order to qualify as a REIT, we will also be required each year to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain) and we will be subject to tax to the extent our net taxable income (including net capital gain) is not fully distributed. Accordingly, we may not be able to fund all future capital needs, including acquisition and development activities, from cash retained from operations and may require additional capital from third-party sources to make new investments. We may acquire additional capital through our issuance of securities senior to our common stock, including additional borrowings or other indebtedness or the issuance of additional securities. . . We may issue debt securities, other instruments of indebtedness or preferred stock, and we may borrow money from banks or other financial institutions.
>
> Further, in order to maintain our REIT status, we may need to borrow funds to meet the REIT distribution requirements even if the then-prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

As these excerpts illustrate, the content of the Company's public disclosures addresses the essential objective of the Proponent's request for information regarding how the Company intends to comply with IRS rules governing REITs. The Proponent's assertion to the contrary does not withstand scrutiny and the Proposal may be excluded under Rule 14a-8(i)(10).

The Proposal also requests information regarding whether the Company considered its prior conversion to a REIT and information about shareholder lawsuits regarding the same in its analysis to convert to a REIT. Here again, the content of the Company's public disclosures satisfies the essential objective of the Proposal. Specifically, in its press release issued May 3, 2012 press release headlined "CCA Assessing Feasibility of a REIT Conversion", the Company made the following disclosures:

> In the fourth quarter of 2011, following a review of various REIT structures, CCA initiated a project (the REIT Project) to assess the feasibility, benefits, costs and other issues associated with a potential conversion of the Company into a REIT where the Company would provide correctional services through a taxable REIT subsidiary (TRS, and collectively referred to as the TRS Structure) . . . Reorganizing under a TRS Structure could potentially provide CCA the ability to own correctional facilities and deliver the correctional services currently provided to our customers under a

> single consolidated entity. Thus, the TRS Structure could avoid the need to divide the Company into an independent REIT entity and independent operating company, as would generally be necessary for the Company under many other alternative REIT conversion structures (Alternative REIT Structures). Accordingly, the Company believes the TRS Structure could provide significant advantages over Alternative REIT Structures such as avoiding or minimizing certain unfavorable tax consequences associated with the division and distribution of the Company's assets, avoiding the need to reconfigure our management contracts, and providing greater flexibility to pursue growth opportunities following conversion.

This public disclosure clearly states that the Company was considering various REIT structures, addresses the type of REIT conversion the Company favored and distinguishes it from Alternative REIT Structures. Such Alternative REIT Structures include structures that would require the Company "to divide . . . into an independent REIT entity and independent operating company" as was the case with the Company's previous REIT conversion. The May 3, 2012 press release further states that the TRS structure would allow the Company to continue operating as a single consolidated entity and avoid the division of the Company's assets and the need to reconfigure the Company's contracts, all traits which distinguish the proposed REIT conversion from the Company's past history as a REIT. Therefore, the content of the Company's public disclosures satisfactorily addresses the essential objective of the Proposal and the Proposal has been substantially implemented.

As described above and in the No-Action Request, the Company has made numerous public disclosures that satisfactorily address the underlying concerns and essential objective of the Proposal. The Company has issued public press releases with headlines that specifically reference the REIT conversion, held widely accessible investor conference calls and has produced investor presentations regarding the REIT conversion, all of which, along with the Company's public filings with the SEC, including the 10-K, are easily accessible on the Company's website. These disclosures have been specifically designed to report material information regarding the Company's REIT conversion to the Company's shareholders and prospective investors and satisfactorily address the information requested by the Proposal. The Company has satisfactorily addressed the essential objective of the Proposal and, therefore, the Proposal has been substantially implemented and may be excluded by the Company under Rule 14a-8(i)(10).

IV. Conclusion

The purpose of this supplement is to provide the Staff with the Company's Supplemental REIT Disclosures. Based on the Supplemental REIT Disclosures as well as the Company's prior disclosures (as summarized in the No-Action Letter), the Proposal has been substantially implemented by the Company and thus may be excluded from the Proxy Materials in reliance on Rule 14a-8(i)(10).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to omit a stockholder proposal under Rule 14a-8(i)(10) because it expects to take action that would substantially implement the proposal, and then, as in this case, supplements its request for no action relief by notifying the Staff that such action has been taken. *See, e.g., DIRECTV* (avail. Feb. 22, 2011); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); and *General Motors Corp.* (avail. Mar. 3, 2004) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the company was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the action).

For the foregoing reasons, and without addressing or waiving any other possible grounds for exclusion, including the grounds discussed in the No-Action Request, [1] we respectfully request that the Staff concur in the Company's judgment that the Proposal may be properly omitted from the Proxy Materials and confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments is being delivered concurrently to the Proponent.

If the Staff disagrees with the conclusions regarding the exclusion of the Proposal from the Company's Proxy Materials, or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to call me at (615) 742-7780 (facsimile: (615)742-0408; electronic mail: amcqueen@bassberry.com), if I can be of any further assistance in this matter. [2]

Sincerely,



Andrew L. McQueen

cc: Alex Friedmann
5331 Mt. View Road #130
Antioch, TN 37013

[1] In addition to the substantial implementation of the Proposal as described above, we reiterate the Company's belief that the Proposal is also excludable for the other reasons set forth in the No-Action Request such as Rule 14a-8(i)(7) since it relates to the ordinary business operations of the Company. The Proposal seeks to impose the Proponent's own views about what material disclosures the Company must make with respect to Board deliberations regarding the Company's compliance functions, legal structure and payment of dividends. These ordinary business matters are reserved for the Board to consider in its business judgment under state corporate law. Proposals attempting to micromanage the Company such as the Proposal fall squarely within the policy underlying the ordinary business exclusion and are therefore excludable. Furthermore, as described in the No-Action Request, the Proposal seeks a report on the Company's legal and tax compliance functions. The Staff has consistently permitted companies to exclude proposals relating to their legal compliance programs on grounds that a company's compliance with laws and regulations is a matter of ordinary business operations. Accordingly, the Proposal relates to the ordinary business operations of the Company and is excludable under Rule 14a-8(i)(7).

[2] We also note that the Proponent's response included a reference to a previous shareholder proposal he made to the Company. While the footnote is completely irrelevant to the Proposal, the Proponent makes misleading assertions that should be addressed. The footnote states that the Company failed to take certain actions which, at the time of the Company's request for no-action, the Company intended to take. Contrary to the Proponent's assertions, even after the Proponent's 2011 proposal was rejected by the Company's stockholders, the Company posted the information at issue to its website in October 2012, where it remains available as of the date of this letter.

Jeffrey Lowenthal, Esq.
Strook & Strook & Lavan LLP
180 Maiden Lane
New York, NY 10038

EXHIBIT A

No-Action Request

See Attached

BASS
BERRY • SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

January 15, 2013

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America
Shareholder Proposal Submitted by Alex Friedmann

Ladies and Gentlemen:

I am submitting this letter on behalf of Corrections Corporation of America, a Maryland corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") may be properly omitted from the proxy statement and form of proxy to be distributed by the Company in connection with its 2013 Annual Meeting of Stockholders (the "Proxy Materials"). The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this letter.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter has been filed with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive Proxy Materials with the Commission. A copy of this letter has been sent to the Proponent concurrently with filing with the Commission. Pursuant to Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via electronic mail at shareholderproposals@sec.gov in lieu of mailing paper copies. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by electronic mail or fax only to the Company.

The Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) under the Exchange Act and SLB 14D.

I. Description of the Proposal

The Proposal requests that the Board of Directors of the Company (the "Board") issue a report to the Company's stockholders within sixty (60) days after the 2013 Annual Meeting of Stockholders that addresses the following matters regarding the Company's potential conversion to a real estate investment trust ("REIT"):

1. Any known disadvantages to stockholders, and/or advantages to the Company, should the Company elect to make required REIT dividend distributions primarily in the form of stock rather than cash.

2. The extent to which the Board has taken into account the Company's prior conversion to a REIT in 1999 and the outcome of the same.

3. The extent to which the Board has taken into account shareholder lawsuits related to the Company's prior conversion to a REIT and the outcome of the same.

4. How the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs -- including the limitation on REIT assets that can be held in non-qualifying securities or stock of taxable REIT subsidiaries -- and the federal tax implications of same for the Company.

The Proposal requests that the Board issue the requested report to the Company's stockholders whether or not the Company has already converted to a REIT, or announced plans to do so, prior to the Company's 2013 Annual Meeting of Stockholders.

A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit A.

II. Bases for Exclusion

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company;

- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company; and

- Rule 14a-8(i)(3) because the Proposal contains statements that are misleading.

III. Analysis

A. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal will be Substantially Implemented.

i. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented such proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12598 (July 7, 1976). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the essential objective of the proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); and *Masco Corp.* (avail. Mar. 29, 1999). The Staff has also consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the company is expected to take certain action that will substantially implement the proposal. *See, e.g., DIRECTV* (avail. Feb. 22, 2011); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); and *General Motors Corp.* (avail. Mar. 3, 2004) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the company was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the action).

ii. Prior Disclosures by the Company Regarding Potential REIT Election

The Company has made numerous disclosures to its shareholders regarding its continuing evaluation of the possible conversion of the Company into a REIT. On May 3, 2012, the Company issued a press release announcing that it had initiated a project (the "REIT Project") to assess the feasibility, benefits, costs and other issues associated with a potential conversion of the Company into a REIT where the Company would provide correctional services through a taxable REIT subsidiary ("TRS" and collectively referred to as the "TRS Structure"). The Company stated in the release that it had initiated the REIT Project to evaluate the potential benefits the TRS Structure could provide, including an increase in long-term shareholder value, a more tax-efficient corporate structure with higher cash flow, and a lower cost of capital, while maintaining access to capital to fund future growth, as well as the potential costs and operational challenges involved in converting to a TRS Structure. Recognizing the complexities associated with the REIT Project, the Company disclosed that it had assembled a team of outside tax, legal and financial advisors to assist the Company's management and the Company's Board in determining if the Company could structure its operations in such a way as to allow it to maintain the strategic alignment of the Company's real estate and operations under a single publicly traded umbrella, qualify for status as a REIT and continue to provide correctional services through a TRS. As part of this assessment, the Board had concluded that it would not be advisable for the Company to convert to a REIT structure without a private letter ruling ("PLR") from the Internal Revenue Service ("IRS").

On August 8, 2012, the Company disclosed in its quarterly earnings release its preliminary conclusion that a conversion to a REIT using a TRS Structure would provide numerous benefits to the Company, assuming it could be properly implemented, including that such a conversion has the potential to lower the Company's cost of capital, draw a larger base of potential stockholders, provide greater flexibility to pursue growth opportunities post-conversion and create a more efficient operating structure. The Company further disclosed that its advisors had undergone preliminary discussions and an in person meeting with the IRS to discuss the proposed TRS Structure, including owning real property through the REIT and providing incarceration-related services through a TRS, and these discussions had subsequently led the Company to file a formal request for a PLR from the IRS.

On November, 7 2012, the Company provided an update on its REIT feasibility assessment as part of its quarterly earnings release. Among other matters, the Company emphasized there were a number of issues to be addressed before the Company could conclude it could meet the operational and technical thresholds necessary to operate as a REIT. In addition to obtaining a favorable PLR from the IRS, these issues included, among others, concluding the assessment of the Company's ability to meet and maintain compliance with REIT qualification tests and completing certain changes to the Company's corporate structure that would be necessitated by a REIT conversion. Although the Company had not completed its assessment and continued to evaluate a number of issues associated with a REIT conversion, the Company disclosed in the release that its preliminary analysis completed as of such date, among other matters, indicated the following:

- In accordance with tax rules applicable to REIT conversions, the Company would be required to distribute accumulated earnings and profits (E&P) calculated through the end of the calendar year preceding the REIT effective date. In the event of a REIT conversion, the E&P distribution would be paid out in a combination of at least 20% in cash and up to 80% in common stock.

- If the Company were to convert to a REIT, in addition to payments to stockholders, the Company expects it could incur certain one-time conversion expenses, excluding any costs associated with issuing new debt, refinancing existing debt or modifying existing debt agreements.

- There would be no reclassification of assets from personal property to real property in connection with a REIT conversion.

- If a conversion is implemented, the Company expects to incur certain additional general and administrative compliance costs in future years.

On January 2, 2013, the Company issued a press release announcing that it had completed an internal reorganization of its business operations so that it has the ability to elect to qualify as a REIT for the taxable year commencing January 1, 2013. As disclosed in the release, the Board unanimously authorized management to take all necessary steps to complete the internal reorganization following a thorough analysis which concluded that the Company's customers would experience no change in the people, procedures or the quality of service provided by the Company, the Company's employees would be unaffected by the reorganization and the reorganization did not require any divestiture of assets. As noted in the release, however, the Board has not yet completed its assessment of the feasibility of a REIT conversion. Also, as previously disclosed, the Board has also concluded that it would not be advisable to elect REIT status without a PLR from the IRS, which the Company has not received as of the date hereof.

iii. Substantial Implementation of the Proposal

The Company's actions have satisfactorily addressed the essential objective of the Proposal – the disclosure of information about the Company's evaluation of a REIT. As demonstrated above, the Company has made numerous disclosures to its stockholders and the general public regarding the REIT Project, including the benefits, costs and certain other material considerations associated with a potential REIT conversion. If the Company determines to implement a REIT conversion, the Company anticipates that it would make substantial additional disclosures to its stockholders and the general public regarding, among other matters, the material financial and other impacts to the Company resulting from such conversion, the primary reasons supporting such conversion, the distribution of the Company's earnings and profits in connection with such a conversion, the annual distribution of the Company's tax basis net income as required by REIT rules and relevant risk factors investors should consider in connection with ownership of stock in the Company. The form of such disclosures would be at management's and the Board's discretion, but would likely consist of one or more press releases, investor presentations, and/or investor conference calls. The Company would also include material disclosures regarding the REIT conversion, including risk factors associated therewith, in its periodic reports (including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q). In the event the Company makes additional public disclosures regarding the REIT Project that further address the Proposal, including the fact that such Proposal has been substantially implemented, the Company intends to supplement this no action request in order to provide the Commission with copies of such disclosures.

Based on the Company's prior disclosures, as well as additional disclosures and updates regarding the REIT Project that the Company anticipates if it determines to convert to a REIT, the Proposal has been substantially implemented under Rule 14a-8(i)(10) since the Company's actions will have satisfactorily addressed the essential objective of the Proposal, and therefore is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(10).

B. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, namely the Company's strategies related to its optimal corporate structure and the Company's legal compliance program.

i. Rule 14a-8(i)(7) Background

Rule 14a-8(i)(7) permits an issuer to omit from its proxy materials any proposal concerning the conduct of its ordinary business operations. The Commission has provided the following guidance with regard to the application and purpose of Rule 14a-8(i)(7):

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to

> management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to director and shareholder oversight...The second consideration relates to the degree to which the proposal seeks to 'micromanage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Release No. 34-40018 (May 21, 1998).

The Staff analyzes proposals asking for the preparation of a written report, such as the Proposal, under the same framework used to evaluate proposals asking companies to take action. A proposal requesting the dissemination of a report is thus excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. Exchange Act Release No. 34-20091 (Aug. 16, 1983).

Since the policy behind Rule 14a-8(i)(7) "is consistent with the policy of most state corporate laws," the laws of a company's state of incorporation are useful in determining how the ordinary business exception should apply to a particular company. Release No. 34-40018 (May 21, 1998). The Company is a Maryland corporation. Section 2-401 of the Maryland General Corporation Law (the "MGCL") provides that "the business and affairs of a corporation shall be managed under the direction of a board of directors" and "all powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." Neither the Company's charter nor its bylaws limit the power of the Company's management to conduct its ordinary business under the supervision of the Board. Under the MGCL, the only transactions requiring approval of both the Board and the Company's stockholders are certain consolidations, mergers, share exchanges or transfers of assets. *See* Sec. 3-105. The Proposal does not address any of these types of extraordinary transactions. Instead, the Proposal is directed at the Board's deliberations and planning relating to a potential conversion to a REIT, including its risk assessment associated therewith, as well as the Company's tax compliance resources. Consistent with the guidance set forth in Release No. 34-40018, the MGCL's broad grant of authority to boards of directors and management, and the Staff precedent set forth below, the Proposal involves ordinary matters and thus is excludable from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

ii. <u>The Proposal Relates to the Company's Strategies Regarding its Optimal Corporate Structure and Management of Ordinary Business Matters</u>

As described above, under the heading "Prior Disclosures by the Company Regarding Potential REIT Election," the Company's management and Board have been engaged in a REIT Project to assess the feasibility of the Company's possible conversion to a REIT tax structure. As publicly disclosed by the Company, the REIT structure under consideration is the TRS Structure described above in which the Company's real estate and operations would continue to operate under a single publicly traded umbrella, with correctional services provided through a taxable REIT subsidiary. Unlike in other cases where issuers have opted to convert into a REIT, the structure under consideration by the Board would not involve a merger of the Company with and into another entity, a conversion of Company stock or a divestiture of assets.

Decisions regarding how best to structure the Company's operations (and any material considerations relating thereto) to generate value for shareholders and deliver services to customers are "ordinary" in nature and fall squarely within the discretion of the Board and management. As stated in Release No.

34-40018, the term "ordinary business" does not necessarily refer to matters that are "ordinary" within the common meaning of the word. Instead, the term is "rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Here, the subject matter contemplated by the Proposal, including the Board's ongoing, but as yet not concluded, evaluation of a possible REIT conversion, the structure of a dividend the Company may or may not pay and the Company's legal compliance functions, relate to ordinary transactions and are most appropriately considered by management and the Board, rather than the Company's stockholders.

Additionally, the Proposal seeks to dictate to the Board very specific matters it should consider as part of its evaluation of a possible REIT conversion, including an unrelated REIT conversion involving the Company over 12 years ago that is substantially different than the TRS Structure currently being considered by the Company, as well as lawsuits filed by stockholders that were settled over a decade ago. The Proposal's demand to deliver a report regarding "the extent to which the Board has taken into account" these specific matters as part of its still ongoing REIT analysis is an attempt to "micromanage" the Company and its Board in a manner that Rule 14a-8(i)(7) is intended to protect against. Further illustrating this attempt to micromanage the Company is the Proposal's requirement that the Company deliver the report "whether or not the Company has already converted to a REIT, or announced plans to do so, prior to the Company's 2013 annual shareholder meeting." In other words, the Proposal would have the Company deliver a report regardless of its purported relevance. Such micromanagement of the ordinary decision making functions of the Board and management is contrary to the principles of board oversight ensconced in the MGCL and is precisely the type of activity Rule 14a-8(i)(7) is meant to exclude.

Moreover, the Proposal is drafted in a manner that emphasizes the general exploration of the Company's decision-making with respect to its potential election of REIT status (rather than the election itself). As a result, the Proposal includes several "ordinary" business matters such as the issuance of dividends (including whether such dividends are comprised of stock and/or cash) and compliance with federal tax laws. The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) when a shareholder proposal involves ordinary matters, even if such proposal also relates to extraordinary business matters. *See Bristol-Myers Squibb* (avail. Feb. 22, 2006); *First Charter* (avail. Jan. 18, 2005); *Medallion Financial* (avail. May 22, 2004); *BFK Capital* (avail. Feb. 27, 2004); *E*Trade Group, Inc.* (Oct. 31, 2000); *see also NACCO Industries, Inc.* (avail. Mar. 29, 2000) (proposal relating to exploration of alternatives including a possible internal reorganization, acquisition or divestment of certain types of assets with the objective of enhancing the value of the company related in part to non-extraordinary transactions and was excludable). Since the Proposal does not advocate one or more extraordinary corporate transactions, and in fact is drafted in a manner that emphasizes the general exploration of the Board's decision-making with respect to the Company's potential REIT conversion, it relates to several ordinary business matters and can be excluded under Rule 14a-8(i)(7).

iii. The Proposal Relates to the Company's Legal Compliance and Tax Planning Functions

The Staff has consistently permitted companies to exclude proposals relating to their legal compliance programs on grounds that a company's compliance with laws and regulations is a matter of ordinary business operations. *See, e.g. Johnson & Johnson* (avail. February 22, 2010 (concurring with the exclusion of a proposal related to the specific procedures used by the company to verify employment eligibility of its employees); *Lowe's Companies* (avail. Mar. 12, 2008) (concurring with the exclusion of a proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing proper classification of employees and independent contractors); *H&R Block Inc.* (avail. Aug. 1, 2006) (concurring with the exclusion of a proposal requesting a legal compliance program regarding lending policies); *Halliburton Co.* (avail. Mar. 10, 2006) (concurring with the exclusion of a proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); and *Crown Central Petroleum Corp.* (avail. Feb. 19, 1997) (concurring with the exclusion of a proposal that the board investigate whether the company and its franchisees were in compliance with applicable laws regarding sales to minors was excludable as relating to compliance with federal law).

Moreover, the Staff has also consistently taken the position that proposals related to a company's tax planning and compliance with tax laws are part of a company's ordinary business operations and thus may be excluded from a company's proxy materials under Rule 14a-8(i)(7). See, *e.g.*, *The Home Depot, Inc.* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal requesting that the board assess the risks created by corporate actions and strategies relating to the company's tax planning); *Verizon Communications Inc.* (avail. Jan. 31, 2006) (concurring with the exclusion of a proposal requesting the company to provide a report on the estimated impacts of a flat tax for the company); *General Electric Co.* (avail. Jan. 17, 2006) (same); *PepsiCo* (avail. Mar. 13, 2003) (concurring with the exclusion of a proposal requesting a report on certain tax procedures resulting in tax savings to the company); and *General Electric Co.* (avail. Feb. 15, 2000) (concurring with the exclusion of a proposal requesting the company to provide a report on the financial benefits received by the company from certain tax structures).

Exclusion of the Proposal from the Proxy Materials would be consistent with the no-action letters cited above because the Proposal relates to the Company's conduct of its legal compliance program including the Company's tax planning and compliance with tax laws. In particular, the Proposal requests information with respect to the manner in which the Company would comply on "an ongoing basis" with, and monitor compliance with, tax laws and regulations governing REITs. The manner in which the Company seeks to comply with the various laws and regulations to which it is subject is "fundamental to management's ability to run the Company on a day-to-day basis" and should not, as a practicable matter, be subject to stockholder oversight (in this case, in the form of a special report). The Company is subject to a multitude of federal, state and local tax authorities, and in the ordinary course of its business the Company devotes significant time and resources to monitoring day-to-day compliance with existing tax laws and regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, state and local levels. In the event the Company elects to convert to a REIT (utilizing a TRS Structure), the Company would be responsible for monitoring compliance on an ongoing basis with U.S. Federal income tax law requirements applicable to REITs. The requirements under U.S. Federal income tax law applicable to REITs are complex and include (i) requirements related to the composition of a REIT's gross income, (ii) requirements related to the composition of a REIT's assets, and (iii) requirements related to the minimum level of annual distributions in the form of dividends required to be made by a REIT. Indeed, as the Company has made clear in its public disclosures, the Company has assembled a team of outside tax, legal and financial advisors to help it assess its ability to comply with these REIT requirements. The Proposal fails to take into account the complexities of corporate accounting and taxation (including with respect to REITs), which, as stated in Release No. 34-40018, are inappropriate for direct shareholder oversight and are precisely the type of "matter of complex nature upon which shareholders, as a group, [are not] in a position to make an informed judgment."

Based on the foregoing analysis, the Company may omit the Proposal from the Proxy Materials in reliance on paragraph (i)(7) of Rule 14a-8, and the Company respectfully requests the Staff to confirm to the Company that it will not recommend any enforcement action if the Company omits the Proposal from the Proxy Materials.

C. The Proposal may be excluded under Rule 14a-8(a)(i)(3) because it contains certain statements that are misleading.

i. Rule 14a-8(i)(3) Background

Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies that, in light of the circumstances, are "false and misleading with respect to any material fact." The Proposal, therefore, may be excluded pursuant to Rule 14a-8(i)(3) because it includes misleading statements with respect to the required distribution of earnings and profits ("E&P") in the event the Company decides to convert to a REIT.

ii. The Proposal includes misleading statements about the required distribution of the Company's earnings and profits in the event it decides to convert to a REIT.

The Proposal requests a report on the known disadvantages to stockholders, and/or advantages to the Company, should the Company elect to make required dividend distributions primarily in the form of stock rather than cash. Since the Company has not disclosed an intent to pay required annual dividends in stock, the Proposal presumably is referring to the distribution of E&P the Company will be required to make if it elects to convert to a REIT. This presumption is supported by the first supporting statement contained in the Proposal which quotes from the Company's November 7, 2012 press release where the Company indicated that "in the event of a REIT conversion, the E&P distribution would be paid out in a combination of at least 20% in cash and up to 80% in common stock." This supporting statement goes on to state that "while current IRS rules allow REITs to issue required dividends in stock, most REITs do not." However, a quick review of REIT conversions effected or announced by publicly traded companies since 2010 reveals that companies often do use stock to make E&P distributions required in connection with a REIT conversion. Indeed, since 2010, several companies that have announced and/or completed REIT conversions have made the required E&P distribution primarily in stock. For example, Iron Mountain (NYSE: IRM), Ryman Hospitality Properties (NYSE: RHP) and Weyerhauser (NYSE: WY) distributed or have announced their intention to distribute E&P at least 80% in stock and no more than 20% in cash. Furthermore, The GEO Group (NYSE: GEO), a competitor of the Company that has announced publicly that its board of directors has approved a REIT conversion, recently distributed its E&P 80% in stock and 20% in cash.

As demonstrated above, the Proposal's statement that most REITs do not use stock to make the required E&P distribution is incorrect and creates a false impression regarding the common practice of companies using their stock to make required E&P distributions. Such statement would also mislead shareholders into an inaccurate belief that if the Company makes its required E&P distribution using a combination of cash and stock it will be acting in a materially different manner than other companies making a REIT election. Finally, the Proposal also creates the misleading implication that the Company intends to pay annual dividends in stock. The Company has not disclosed any intent to pay annual dividends in stock and statements implying otherwise are misleading and excludable from the Proxy Materials.

Exclusion of certain items in the Proposal due to the inclusion of materially misleading statements is appropriate where, as here, the false impression created by the supporting statement does not relate to a peripheral aspect of the Proposal, but instead misleads the stockholders about a core issue or circumstance addressed by the proposal, in this case, the distribution of E&P using the Company's stock. *See Comshare Inc.* (avail. Aug. 23, 2000) (permitting exclusion, pursuant to Rule 14a-8(i)(3), of a proposal regarding the company's shareholder rights plan where the company argued that the proposal was excludable as misleading because, among other reasons, the supporting statement contained statements that mischaracterized the operation of the Company's current shareholder rights plan). Like the supporting statement in *Comshare*, the supporting statements in the Proposal could influence a stockholder to vote for the Proposal based on facts that are not materially accurate.

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes Item 1 and the related supporting statements contained in the Proposal from its Proxy Materials in reliance on 14a-8(i)(3).

IV. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible grounds for exclusion, we respectfully request that the Staff concur in the Company's judgment that the Proposal may be properly omitted from the Proxy Materials and confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

If the Staff disagrees with the conclusions regarding the exclusion of the Proposal from the Company's Proxy Materials, or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to call me at (615) 742-7780 (facsimile: (615)742-0408; electronic mail: amcqueen@bassberry.com), if I can be of any further assistance in this matter.

Sincerely,



Andrew L. McQueen

cc: Alex Friedmann
5331 Mt. View Road #130
Antioch, TN 37013

Jeffrey Lowenthal, Esq.
Strook & Strook & Lavan LLP
180 Maiden Lane
New York, NY 10038

EXHIBIT A

11440867.8

PRISON LEGAL NEWS

Dedicated to Protecting Human Rights

www.prisonlegalnews.org
Please Reply to Tennessee Office:

afriedmann@prisonlegalnews.org
Direct Dial: 615-495-6568
5331 Mt. View Rd. #130
Antioch, TN 37013

November 20, 2012

SENT VIA MAIL AND EMAIL

Corrections Corporation of America
Attn: Secretary
10 Burton Hills Boulevard
Nashville, TN 37215

Re: Shareholder Proposal for 2013 Proxy Statement

Dear Secretary,

As a beneficial owner of common stock of Corrections Corporation of America ("CCA"), I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for CCA's annual meeting of shareholders in 2013, in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"). I am the beneficial owner of at least $2,000 in market value of CCA common stock. I have held these securities for more than one year as of the date hereof and will continue to hold at least the requisite number of shares for a resolution through the annual meeting of shareholders. I have enclosed a copy of Proof of Ownership from Scottrade. I or a representative will attend the annual meeting to move the resolution as required.

Please communicate with my counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, if you need any further information. If CCA will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my counsel of this intention within 14 days of your receipt of this proposal. Mr. Lowenthal may be reached at Stroock & Stroock & Lavan LLP, by telephone at 212-806-5509 or by e-mail at jlowenthal@stroock.com.

Sincerely,



Alex Friedmann

Enclosures

SHAREHOLDER RESOLUTION

RESOLVED: That the stockholders of Corrections Corporation of America ("Company") request that the Board of Directors ("Board") issue a report to the Company's stockholders within sixty (60) days after the 2013 annual meeting of shareholders, at reasonable cost and excluding proprietary information, that addresses the following matters regarding the Company's potential conversion to a real estate investment trust ("REIT"):

1. Any known disadvantages to stockholders, and/or advantages to the Company, should the Company elect to make required REIT dividend distributions primarily in the form of stock rather than cash.

2. The extent to which the Board has taken into account the Company's prior conversion to a REIT in 1999 and the outcome of same.

3. The extent to which the Board has taken into account shareholder lawsuits related to the Company's prior conversion to a REIT and the outcome of same.

4. How the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs – including the limitation on REIT assets that can be held in non-qualifying securities or stock of taxable REIT subsidiaries – and the federal tax implications of same for the Company.

This Resolution requests that the Board issue the requested report to shareholders whether or not the Company has already converted to a REIT, or announced plans to do so, prior to the Company's 2013 annual shareholder meeting.

SUPPORTING STATEMENT:

Concerning the issues to be addressed in the requested report:

1. The Company has indicated that "In the event of a REIT conversion, the E&P distribution would be paid out in a combination of at least 20% in cash and up to 80% in common stock." While current IRS rules allow REITs to issue required dividends in stock, most REITs do not. The report should address any known disadvantages to stockholders and/or advantages to the Company resulting from distribution of dividends in stock.

2. Following the Company's conversion to a REIT in 1999 by merging with Prison Realty Trust, the Company's stock price dropped from over $60.00/share to under $1.00/share. Consequently, the Company instituted a 1-for-10 reverse stock split to prevent it from being delisted from the NYSE, and later reversed its REIT conversion.

3. Shareholders filed lawsuits against the Company and Prison Realty Trust over the prior REIT conversion. The suits alleged that the companies and various officers and directors had

concealed material information from shareholders, and made false and misleading statements. The Company settled the lawsuits for approximately $104 million in stock and cash.

4. Current IRS rules require REITs to have no more than 25 percent of their assets in non-qualifying securities or stock of taxable REIT subsidiaries (TRSs), and the Company has stated it is "concluding the assessment of our ability to meet and maintain compliance with REIT qualification tests." The report should describe how the Company will comply with IRS rules for REITs, including the limitation on percentage of assets held in TRSs, and the federal tax implications of same for the Company.

Exhibit B

Press Release dated February 7, 2013

News Release



America's Leader in Partnership Corrections

Contact: Investors and Analysts: Karin Demler, CCA at (615) 263-3005
Media: Steven Owen, CCA at (615) 263-3107

CCA BOARD OF DIRECTORS AUTHORIZES REIT CONVERSION

- FAVORABLE PRIVATE LETTER RULING RECEIVED FROM INTERNAL REVENUE SERVICE
- ELECTING REIT STATUS EFFECTIVE JANUARY 1, 2013
- RAISES 2012 GUIDANCE AND PROVIDES 2013 GUIDANCE

NASHVILLE, Tenn. – February 7, 2013 – CCA (NYSE: CXW) (the Company or Corrections Corporation of America), America's leader in partnership corrections, announced today that its Board of Directors (the Board) has unanimously authorized the Company to elect to qualify as a Real Estate Investment Trust (REIT) for the taxable year commencing January 1, 2013 (the REIT Conversion). This decision follows the receipt of a favorable Private Letter Ruling (PLR) from the IRS, and completion of the internal reorganization previously announced. CCA has also received an opinion from Latham & Watkins LLP, which advised CCA on its REIT conversion that CCA qualifies as a REIT.

John Ferguson, Chairman of the Board, stated, "Based on a thorough analysis, our Board and management team believe that electing REIT status will maximize value for our shareholders through increases in free cash flow and dividends while continuing to provide significant earnings growth capacity."

Damon Hininger, President and CEO, stated, "The REIT structure will create additional opportunities for shareholder value creation. Additionally, our customers will experience no change in the people, procedures or high quality of service they have come to expect from CCA, nor will the conversion affect our employees."

SHAREHOLDER VOTE

Shareholder approval of the REIT conversion is not required. However, to ensure we meet REIT shareholder ownership restrictions, CCA plans to present to shareholders a proposal at our Annual Meeting of Stockholders in May 2013 to approve the addition of certain ownership limitations in CCA's charter.

INTERNAL REORGANIZATION

As previously announced, the Company completed an internal reorganization of its business operations at the end of last year which will allow it to elect to qualify as a REIT for the taxable year commencing January 1, 2013. Under our new REIT structure, we will deliver certain services and hold and operate certain assets through one or more taxable REIT subsidiaries (TRS). A TRS is a subsidiary of a REIT that is subject to applicable corporate income tax. Our use of TRSs enables us to continue to engage in certain businesses while complying with REIT qualification requirements. The non-REIT qualified businesses that we hold through the TRSs include our managed-only business and TransCor (our inmate transportation business). In addition, certain other services will be provided by the TRS for the benefit of the REIT. The vast majority of the income tax expense we expect to incur will be related to earnings generated by the TRSs.

To maintain REIT status the Company will need and expects to meet a number of ongoing REIT qualification requirements. One such requirement generally mandates annual dividends to shareholders equal to at least 90% of annual tax basis net income (the Minimum Annual Dividend). A REIT is permitted to deduct dividends paid to its shareholders from its corporate taxable income, and therefore, taxes are paid by shareholders on the dividends received. The Company intends to make quarterly dividend payments that in the aggregate will be equal to or greater than the Minimum Annual Dividend required. The Company is considering changing its quarterly dividend payment schedule to April, July, October and January beginning in 2013.

E&P DIVIDEND AND OTHER CONVERSION ITEMS

In order to comply with REIT rules, CCA's Board plans to declare a special one-time dividend to distribute earnings and profits accumulated prior to our REIT election of approximately $650 million to $700 million during 2013 (the E&P Dividend). The Company intends to pay the E&P Dividend with a combination of approximately 20% cash and 80% common stock. CCA will publicly announce a record date and payable date once determined by the Board.

Note this E&P Dividend will be taxable in 2013 and the amount of cash each shareholder receives may not be sufficient to cover the full amount of federal and state taxes owed on this distribution. Shareholders are encouraged to consult with their tax professional to determine the personal tax consequence of this distribution.

We estimate we will incur approximately $25 million in one-time conversion expenses (REIT Conversion Costs), excluding any costs associated with issuing new debt, refinancing existing debt or modifying existing debt agreements. We also expect to record a one-time income tax benefit of $115 million to $135 million in 2013 as a result of the reversal of certain net deferred tax liabilities. We believe there will be no reclassification of assets from personal property to real property in connection with the REIT Conversion, thereby preventing any tax liabilities associated with the recapture of depreciation expenses.

DEBT CAPITAL MARKETS TRANSACTIONS

As discussed above, the Company intends to pay the E&P Dividend with a combination of cash and common stock and to pay quarterly cash dividends to meet the Minimum Annual Dividend requirement. The Company expects to execute several debt capital markets transactions during 2013 in order to obtain the covenant flexibility to make these dividend payments and to raise additional capital to fund various aspects of the REIT Conversion. The Company plans to refinance all of its $465 million 7.75% Senior Notes due 2017 (7.75% Senior Notes) and may also seek an amendment to its $785 million Revolving Credit Facility to obtain greater operating flexibility under the REIT structure. The Company also plans to raise additional debt capital to fund the payment of up to 20% of the E&P Dividend in cash, debt refinancing and issuance costs and the REIT Conversion Costs. The specific timing of these transactions has not yet been determined. Management is highly confident in CCA's ability to execute these transactions in 2013 given the Company's modest leverage, strong balance sheet and strong historical support from the credit markets.

The opinion of Latham & Watkins LLP was based on various assumptions relating to CCA's organization and operation, and was conditioned upon fact-based representations made by CCA's management regarding CCA's organization, assets, income, and the present and future conduct of CCA's business operations.

2012 AND 2013 FINANCIAL GUIDANCE

Fourth Quarter and Full-year 2012 Guidance

The Company is raising its 2012 financial guidance as follows:

- Fourth Quarter Adjusted Diluted EPS: $0.43 to $0.44
- Full-year Adjusted Diluted EPS: $1.56 to $1.57
- Full-year Funds From Operations (FFO) Per Diluted Share (adjusted to NAREIT definition): $2.34 to $2.35
- Full-year Adjusted Funds From Operations (AFFO) Per Diluted Share (adjusted to NAREIT definition): $2.32 to $2.34

Both FFO and AFFO for 2012 have been adjusted to conform more closely to NAREIT definitions and to be consistent with the calculations of 2013 guidance amounts below. The 2012 guidance excludes income statement impacts associated with the REIT Conversion Costs and debt refinancing expenses.

Full-year 2013 Guidance

The Company is providing full-year 2013 financial guidance as follows:

- Adjusted Diluted EPS: $2.05 to $2.15
- FFO per diluted share: $2.80 to $2.90
- AFFO per diluted share: $2.72 to $2.87
- Expected Annual Dividend per share: $2.04 to $2.16 – subject to declaration by Board of Directors
- Consolidated GAAP income tax rate: 8.5% to 9.0%

Our guidance includes an estimate of the impact from the additional borrowings discussed above as well as the impact from ongoing annual REIT compliance costs of $2 to $4 million. Our guidance excludes charges associated with the one-time REIT Conversion Costs, debt refinancing expenses (e.g. tender/call fees, write-off of deferred debt issuance costs), reversal of certain deferred tax items resulting from the REIT Conversion and shares of common stock issued as part of the E&P Dividend.

During 2013, we expect to invest approximately $85 million to $100 million in capital expenditures, consisting of $40 million to $45 million in on-going prison construction and expenditures related to potential land acquisition, $20 million to $25 million in maintenance capital expenditures on real estate assets, and $25 million to $30 million on capital expenditures on other assets and information technology.

Investor Conference Call and Presentation Information

An investor conference call and simultaneous webcast has been scheduled for 11:00 a.m. Eastern Time (10:00 a.m. Central and 8:00 a.m. Pacific Time) on February 8, 2013 to discuss the REIT Conversion. The dial-in number for the live call is 888-359-3627 (U.S.) and 719-325-2393 (international). The participant passcode is 1440499. In addition, our 2013 REIT Conversion Presentation and a live audio webcast of the conference call may be accessed on the Conference Calls/Webcasts section of CCA's investor relations page at www.cca.com.

A replay of the audio webcast will be available on the website for one year. A telephonic replay of the conference will be available from 2:00 p.m. Eastern Time on Friday, February 8, 2013 until 2:00 p.m. Eastern Time on February 16, 2013 at 888-203-1112 (U.S.) and 719-457-0820 (International). The passcode for the telephonic replay is 1440499.

About CCA

CCA is the nation's largest owner of partnership correction and detention facilities and one of the largest prison operators in the United States, behind only the federal government and three states. We currently operate 67 facilities, including 47 company-owned facilities, with a total design capacity of approximately 92,500 beds in 20 states and the District of Columbia. CCA specializes in owning, operating and managing prisons and other correctional facilities and providing inmate residential services for governmental agencies. In addition to providing the fundamental residential services relating to inmates, our facilities offer a variety of rehabilitation and educational programs, including basic education, religious services, life skills and employment training and substance abuse treatment.

Forward-Looking Statements

This press release contains statements as to the Company's beliefs and expectations of the outcome of future events that are forward-looking statements as defined within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include, but are not limited to, the risks and uncertainties associated with: (i) our ability to meet and maintain REIT qualification tests; (ii) general economic and market conditions, including the impact governmental budgets can have on our per diem rates, occupancy and overall utilization; (iii) fluctuations in our operating results because of, among other things, changes in occupancy levels, competition, increases in cost of operations, fluctuations in interest rates and risks of operations; (iv) our ability to obtain and maintain correctional facility management contracts, including as a result of sufficient governmental appropriations and as a result of inmate disturbances; (v) changes in the privatization of the corrections and detention industry, the public acceptance of our services, the timing of the opening of and demand for new prison facilities and the commencement of new management contracts; (vi) the outcome of California's realignment program and utilization of out of state private correctional capacity; (vii) the availability of debt and equity financing on terms that are favorable to us and (viii) increases in costs to construct or expand correctional facilities that exceed original estimates, or the inability to complete such projects on schedule as a result of various factors, many of which are beyond our control, such as weather, labor conditions and material shortages, resulting in increased construction costs.

CALCULATION OF ADJUSTED FUNDS FROM OPERATIONS PER SHARE GUIDANCE

CCA's Historical Calculation

	For the Year Ending December 31, 2012	
	Low End of Guidance	High End of Guidance
Net income	$ 155,800	$ 156,800
Expenses associated with refinancing transactions and REIT conversion costs, net of tax	4,000	4,000
Income tax benefit for reversal of deferred taxes due to corporate restructuring	(2,900)	(2,900)
Adjusted net income	$ 156,900	$ 157,900
Income tax expense	92,100	92,700
Income taxes paid	(83,900)	(83,900)
Depreciation and amortization	113,900	113,900
Other non-cash items	15,000	15,500
Funds From Operations	$ 294,000	$ 296,100
Maintenance and technology capital expenditures	(50,000)	(48,000)
Adjusted Funds From Operations	$ 244,000	$ 248,100
Funds From Operations Per Diluted Share	$ 2.92	$ 2.94
Adjusted Funds From Operations Per Diluted Share	$ 2.43	$ 2.47

CCA's New Calculation in Accordance with NAREIT Definition

	For the Year Ending December 31, 2012	
	Low End of Guidance	High End of Guidance
Adjusted net income	$ 156,900	$ 157,900
Depreciation of real estate assets	78,000	79,000
Funds From Operations	$ 234,900	$ 236,900
Maintenance capital expenditures on real estate assets	(18,600)	(18,600)
Other non-cash items	16,600	16,600
Adjusted Funds From Operations	$ 232,900	$ 234,900
Funds From Operations Per Diluted Share	$ 2.34	$ 2.35
Adjusted Funds From Operations Per Diluted Share	$ 2.32	$ 2.34

	For the Year Ending December 31, 2013	
	Low End of Guidance	High End of Guidance
Adjusted net income	$ 210,000	$ 220,000
Depreciation on real estate assets	77,000	77,000
Funds From Operations	$ 287,000	$ 297,000
Other non-cash expenses	17,000	17,000
Maintenance capital expenditures on real estate assets	(25,000)	(20,000)
Adjusted Funds From Operations	$ 279,000	$ 294,000
Funds From Operations Per Diluted Share	$ 2.80	$ 2.90
Adjusted Funds From Operations Per Diluted Share	$ 2.72	$ 2.87

FFO and AFFO are widely accepted non-GAAP supplemental measures of REIT performance following the standards established by the National Association of Real Estate Investment Trusts (NAREIT). CCA believes that FFO and AFFO are important operating measures that supplement discussion and analysis of the Company's results of operations and are used to review and assess operating performance of the Company and its correctional facilities and their management teams. NAREIT defines FFO as net income computed in accordance with generally accepted accounting principles, excluding gains (or losses) from sales of property and extraordinary items, plus depreciation and amortization of real estate and impairment of depreciable real estate. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), this accounting presentation assumes that the value of real estate assets diminishes at a level rate over time. Because of the unique structure, design and use of the Company's correctional facilities, management believes that assessing performance of the Company's correctional facilities without the impact of depreciation or amortization is useful. CCA may make adjustments to FFO from time to time for certain other income and expenses that it considers non-recurring, infrequent or unusual, even though such items may require cash settlement, because such items do not reflect a necessary component of the ongoing operations of the Company. Normalized FFO excludes the effects of such items. CCA calculates AFFO by adding to Normalized FFO non-cash expenses such as the amortization of deferred financing costs and stock-based compensation, and by subtracting from Normalized FFO normalized recurring real estate expenditures that are capitalized and then amortized, but which are necessary to maintain a REIT's properties and its revenue stream. Some of these capital expenditures contain a discretionary element with respect to when they are incurred, while others may be more urgent. Therefore, these capital expenditures may fluctuate from quarter to quarter, depending on the nature of the expenditures required, seasonal factors such as weather, and budgetary conditions. Other companies may calculate FFO, Normalized FFO, and AFFO differently than the Company does, or adjust for other items, and therefore comparability may be limited. FFO, Normalized FFO, and AFFO and their corresponding per share measures are not measures of performance under GAAP, and should not be considered as an alternative to cash flows from operating activities, a measure of liquidity or an alternative to net income as indicators of the Company's operating performance or any other measure of performance derived in accordance with GAAP. This data should be read in conjunction with the Company's consolidated financial statements and related notes included in its filings with the Securities and Exchange Commission.

###

Exhibit B

Investor Presentation dated February 8, 2013


America's Leader in Partnership Corrections

2013 REIT Conversion Conference Call Presentation

February 8, 2013



Forward-Looking Statements

As defined within the Private Securities Litigation Reform Act of 1995, certain statements herein may be considered forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from the statements made.

Factors that could cause operating and financial results to differ are described in the Company's Form 10-K, as well as in other documents filed with the Securities and Exchange Commission. These factors include, but are not limited to, our ability to meet and maintain REIT qualification tests; general economic and market conditions, including the impact governmental budgets can have on our per diem rates, occupancy and overall utilization; changes in the private corrections and detention industry; fluctuations in our operating results because of, among other things, changes in occupancy levels, competition, and increases in cost of operations; the Company's ability to obtain and maintain facility management contracts including as the result of sufficient governmental appropriations and inmate disturbances; the timing of the opening of and demand for new prison facilities; increases in costs to develop or expand correctional facilities that exceed original estimates, or the inability to complete such projects on schedule as a result of various factors, many of which are beyond the Company's control; changes in governmental policy and in legislation and regulation of the corrections and detention industry; the outcome of California's realignment program and its utilization of out-of-state private correctional facilities; the administrations' desire to utilize the partnership corrections industry; and the availability of debt and equity financing on terms that are favorable to us. Other factors that could cause operating and financial results to differ are described in the filings made by us with the Securities and Exchange Commission.

The Company does not undertake any obligation to publicly release or otherwise disclose the result of any revisions to forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Agenda

- REIT Conversion Highlights
- Value Creation and Opportunities for Growth
- Conversion Items
- Company Background



CCA

Real Estate is an Essential Core Business

- Over 14 million square feet within 51 owned or controlled correction and detention facilities
- Land & Buildings comprise ≈ 90% of our $3.6 billion gross fixed assets (original cost basis)
- 90% of net operating income is generated by our owned facilities
- Owning the real estate is key to winning and retaining contracts long-term





CCA

REIT Conversion Highlights

- Favorable IRS PLR and unanimous Board authorization received
  - No shareholder approval required for conversion
- Significant Increase in Shareholder Value
  - Higher net income
  - Higher dividends
  - Significant earnings growth capacity
  - Potential to expand investor base and valuation multiples
  - Strong access to capital at attractive rates; modest post conversion leverage: ≈ 3x
- 2013 Financial Guidance (excludes: REIT conversion costs, debt refinancing costs, impact of shares issued under E&P dividend, and reversal of certain deferred tax items)
  - EPS: $2.05 to $2.15 per diluted share
  - FFO: $2.80 to $2.90 per diluted share
  - AFFO: $2.72 to $2.87 per diluted share
  - Expected Annual Dividend: $2.04 to $2.16 per share – to be paid in quarterly installments

REIT Conversion Highlights

- One-time conversion items
  - 2013 special dividend of accumulated E&P: ≈ $650 to $700 million, timing TBD
    - Expect 80% common stock/20% cash election
  - Conversion costs: ≈ $25 million
  - 2013 Income tax benefit from reversal of certain net deferred tax liabilities: $115 to $135 million
- CCA REIT structural reorganization complete
  - Electing REIT status effective January 1, 2013
  - NO impact on customer service; NO asset divestures; NO business disruption
- Expect to execute certain debt transactions

Value Creation and Opportunities for Growth





Immediate Value Creation for Shareholders

- Tax efficient REIT structure creates immediate shareholder value

($ in millions, except for per share data)

	Mid-point of Guidance			
	2013 E REIT	2012 E C-Corp	Increase/ (Decrease)	% Change
Income Tax Expense	$21	$92	($71)	-77%
Adjusted Net Income	$215	$157	$58	37%
Diluted EPS	$2.10	$1.56	$0.54	35%
FFO per diluted share	$2.85	$2.35	$0.50	21%
AFFO per diluted share	$2.80	$2.33	$0.47	20%
Expected Annual Dividends per share	$2.10	$0.80*	$1.30	162%

Note:

- 2012 dividend per share has been annualized for comparative purposes.
- All amounts exclude the impact from the one-time reversal of certain deferred tax liabilities, debt refinancing costs and REIT conversion costs.
- Per share amounts exclude the impact of shares that will be issued in conjunction with the accumulated E&P dividend.
- See page A-6 of Appendix Section in this presentation for an illustration of the changes from CCA's historical calculation of FFO per diluted share to the calculation in accordance with the definition prescribed by the National Association of Real Estate Investment Trusts (NAREIT).

CCA's Capital Allocation Policy

Maintain Ample Liquidity and Solid Balance Sheet

Target ≤ 4x Debt Leverage

Payout ≈ ¾ AFFO in Dividends

- Expected 2013 Dividends (1) = $2.04 to $2.16 per share Annually
  - Paid in quarterly installments
- Paid out of internally generated cash flow
- Revisit payout ratio annually or sooner if indicated
- Increase dividend with future growth

Invest ≈ ¼ AFFO in Growth

- Invest in facility acquisitions and development to grow earnings
- Unused amounts available for increased dividends and/or debt reduction

Fund Additional Growth

- Raise debt and equity capital to further fund facility acquisitions and development, if warranted given our cost of capital

2013 AFFO Guidance: $2.72 to $2.87 per diluted share (2)

(1) Dividend payments subject to Board approval and minimum payout required to meet REIT qualification requirements.
(2) Per share amounts exclude impact from any shares issued in connection with E&P dividend.

CCA

Significant Opportunities for Earnings Growth and Value Creation

- Significant growth potential without the need to raise new capital
  - 5% to 7% annual earnings growth potential over next 3 to 5 years, while maintaining ≈3x debt leverage, without need for new equity capital
    - Filling vacant beds up to standard operating capacity adds ≈ $1.00 to Diluted EPS and FFO per share
      - Actual operating occupancy can be significantly higher than standard operating capacity
    - Invest ¼ of free cash flow (AFFO)
      - Reconfigure facilities to optimize capacity and occupancy
      - Expand existing facilities
      - Acquire facilities
      - Greenfield development
- Additional growth available from:
  - Pricing Opportunities: Increasing replacement costs and/or capacity shortages
  - Raising and Investing New Capital:
    - 14% average return on capital employed (2007-2011)

CCA

Strong Historical Cash Flow Growth



Strong AFFO Growth with Modest Leverage
AFFO per diluted share
Leverage
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
7.0
6.0
5.0
4.0
3.0
2.0
1.0
AFFO per diluted share
Leverage Ratio
11% AFFO per share CAGR 2006 - 2012E
20%
R E I T
2006
2007
2008
2009
2010
2011
2012E
2013E
Great Recession
Guidance Mid-Point (2)

(1) AFFO Per share adjusted to conform to NAREIT definitions.
(2) 2013E amounts exclude impact of any shares issued in connection with special E&P dividend.



Conversion Items





REIT Conversion Items

- Special Dividend of Accumulated Earnings & Profits to Shareholders
  - Accumulated E&P estimated at $650 to $700 million
    - Company intends to pay E&P dividend comprised of 80% common stock and 20% cash, before the end of 2013
- Modest One-Time Conversion Costs
  - ≈ $25 million
    - Includes advisory fees and other conversion expenses
    - Excludes debt transaction costs
- No reclassification of assets from personal property to real property in connection with the REIT Conversion, thereby preventing any tax liabilities associated with the recapture of depreciation expenses

CCA

REIT Conversion Items

- Elimination of Net Deferred Tax Liabilities will increase net income by ≈ $115 to $135 million
- Modify Charter
  - Shareholder vote to approve ownership restrictions in Company's Charter, at Annual Meeting of Stockholders in May 2013
- Other Financial Modeling Considerations
  - ≈ $215 million of increased debt to fund conversion
  - ≈ $2 to $4 million incremental G&A – ongoing REIT compliance
  - ≈ 102 to 103 million diluted shares outstanding in 2013 – excludes E&P dividend
    - Annual employee stock awards in 2013
    - Increase in stock price increases diluted shares re: stock options

CCA

Expected Debt Transactions

- Refinance $465 million Senior Notes Due 2017
  - The Company intends to pay the annual dividends and a portion of E&P Dividend in cash
    - Refinancing the Senior Notes Due 2017 will provide that flexibility
- Raise additional debt capital to fund:
  - Cash Portion of E&P Dividend: ≈ $130 to $140 million
  - Refinancing costs: ≈ $40 to $50 million
  - REIT Conversion Costs: ≈ $25 million
- May seek amendment to $785 million Revolving Credit Facility to obtain greater operating flexibility under REIT structure
- High confidence in ability to execute
  - Modest leverage and strong balance sheet, combined with strong historical support from credit markets provides confidence in ability to execute
    - Pro Forma leverage, post E&P Dividend: ≈ 3x
  - Targeting completion in the second quarter of 2013 – may vary based on market conditions
    - Timing flexibility as E&P Dividend has a year-end deadline

Strong Balance Sheet – Post Conversion

($ in millions)

2013E Pro Forma Total Debt		
2012E Year End Total Net Debt [1]	$	1,080
Additional Debt:		
Fund 20% Cash Portion of E&P Dividend [2]		140
Fund Debt Refinancing Costs [3]		50
Fund REIT Conversion Costs		25
Total Additional Debt		215
2013E Pro Forma Total Net Debt [4]	$	1,295

2013E Pro Forma Debt & Coverage Ratios	
Total Leverage Ratio	3.1x
Interest Coverage	6.7x
Fixed Charge Coverage	6.7x

- CCA maintains modest debt leverage ratios post conversion
- Very strong interest and fixed charge coverage ratios
- Timing flexibility within which to complete new financing
- Earliest debt maturity expected to be 2016 (Bank Credit Facility)
- All fixed assets expected to remain unencumbered
- Simple and transparent capital structure with no preferred stock, partnerships & off balance sheet financing
- Annual dividends paid out of internally generated cash flow

(1) Includes $465 million Senior Notes due 2017 plus amounts outstanding under our Bank Revolver, net of cash.
(2) Assumes Accumulated E&P is at high end of estimated range (i.e. $700 million).
(3) Includes refinancing fees related to $465 million senior notes plus other transaction fees and expenses.
(4) Assumes no additional pay-down of debt during 2013.



Company Background





Who We Are

CCA is America's leader in Partnership Corrections

- Established in 1983, CCA owns and operates minimum, medium and maximum-level security correctional facilities
- We are the fifth largest correctional system in the United States – Public or Private
  - Larger than 47 state systems, all 24 ICE regional systems combined, all 94 USMS districts combined, and all other private operators
- We provide space and services to approximately 80,000 inmates in 67 facilities located in 20 states and the District of Columbia
- ≈ 44% market share of all partnership prison beds in the United States

Other Attractive Investment Characteristics

- Only 10% of the $74 billion market is privatized.
- Difficult-to-replace real estate = resilient cash flow & high barriers to entry
  - National platform with geographic diversity
  - More owned than leased assets enables higher, more resilient value creation
- Paid per occupant not per room; certain contracts provide occupancy guarantees
- Future bed shortages are likely and will drive demand higher
- Increasing customer interest in selling facilities to private owner-operators.
- Industry leader with 44% market share
  - Superior credit profile
  - Industry leading returns on capital
  - No high risk juvenile business
  - Market leading position and reputation provides disproportionate external growth prospects
  - High percent owned facilities vs. peers

CCA

Difficult-to-Replace Real Estate

- Attractive real estate portfolio:
  - 51 owned or controlled facilities: 68,215 beds and over 14 million square feet
  - 90% of net operating income generated by owned facilities
  - 75+ year economic useful life
    - Young and well maintained portfolio: 16 years median age of owned facilities
    - Modest annual real estate maintenance cap-ex: ≈5% of NOI
  - All fixed assets fully unencumbered
- Difficult-to-replace assets = high contract retention & high barriers to entry
  - Difficult permitting and zoning, long development lead times, unique knowledge requirements and high capital investment
  - 90% contract renewal rate on owned facilities
- Increasing customer interest in selling facilities to private owner-operators
- Inflation Hedge: Correctional real estate appreciates in value
  - Replacement cost inflation: concrete, steel, labor = re-pricing opportunities
  - Supply shortage = re-pricing opportunities
  - Many contracts include CPI escalators

Clear Industry Leader

CCA is the clear leader of partnership prisons, controlling approximately 44% of the partnership corrections and detention beds in the United States



100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
43.9%
29.0%
14.1%
13.0%
68,215
43,395
976
5,773
CCA
GEO
MTC
All Others
Owned/Controlled
Managed Only

CCA	***Total Capacity at December 31, 2012.***
GEO	***As reported on company website or other public sources December 2012.***
MTC	***As reported on company website or other public sources December 2012.***
All others	***As reported on company websites, brochures or other public sources December 2012.***



National Portfolio with Geographic Diversity

51 Owned or controlled facilities located in 16 states and the District of Columbia (49 owned; 2 controlled via lease), 18 managed-only facilities located in 6 states

- ≈ 90% of net operating income generated by owned facilities



CCA Owned or Controlled
CCA Managed Only

CCA

High Quality, Diverse Customer Base

We provide services under approximately 90 agreements with various federal customers, 17 state agencies, the District of Columbia and multiple local agencies that have investment grade credit ratings

- CCA has multiple contracts with individual customers with staggered expiration dates. Over 100 potential customers within the Federal government: 94 U.S. Marshal districts; 24 ICE field offices and Federal Bureau of Prisons

Percentage of Revenue for the Nine Months Ended September 30, 2012



All Others, 18.54%
USMS, 19.54%
Hawaii, 2.27%
Colorado, 3.56%
Florida, 4.39%
California, 12.39%
Tennessee, 4.83%
Texas, 5.28%
BOP, 11.99%
Georgia, 5.50%
ICE, 11.70%

CCA

Superior Credit Profile

Low Debt Leverage:



3.0
2.0
1.0
0.0
2.8x
3.0x
2.8x
2.7x
2.8x
2.6x
3.1x
2007
2008
2009
2010
2011
2012E
2013E

High Fixed Charge Coverage:



8
7
6
5
4
3
2
1
0
5.1x
5.4x
5.6x
5.8x
6.1x
7.4x
6.7x
2007
2008
2009
2010
2011
2012E
2013E

CCA

Appendix Section





Financial Modeling Considerations

- Raised 2012 Adjusted EPS Guidance Range: $1.56 to $1.57
- 2013 Financial Guidance (excludes REIT conversion costs, debt refinancing costs, impact of shares issued under E&P dividend, and reversal of certain net deferred tax liabilities)
  - EPS: $2.05 to $2.15 per diluted share
  - FFO: $2.80 to $2.90 per diluted share
  - AFFO: $2.72 to $2.87 per diluted share
  - Expected Annual Dividend: $2.04 to $2.16

Financial Modeling Considerations

- ≈ \$2 to \$4 million: Increase in annual G&A expense due to ongoing REIT compliance costs
- 8.5% to 9.0%: consolidated GAAP income tax rate (driven by TRS taxes)
- One-time conversion items (excluded in 2013 Guidance)
  - ≈\$650 to \$700 million: 2013 special one-time dividend of accumulated E&P
    - Timing TBD
    - Expected 80% common stock/20% cash elections
      - #of shares to be issued based on stock price near time of issuance
      - Similar to stock split as equity investors will not be diluted
  - ≈ \$25 million: Conversion costs
    - Legal, tax, investment banking, accounting and other one-time conversion specific costs
  - ≈ \$115 to \$135 million: 2013 income tax benefit from reversal of certain net deferred tax liabilities
    - Timing of non-cash credit to income statement TBD

CCA

Financial Modeling Considerations

- Expect to refinance $465 million Senior Notes Due 2017
  - Company intends to Tender/Call Senior Notes and replace with new issuance(s)
- ≈ $215 million additional debt capital to fund:
  - ≈ $130 to $140 million: Cash portion of E&P Dividend
  - ≈ $40 to $50 million: Tender/Call Premium & other refinancing costs
  - ≈ $25 million: REIT Conversion Costs
- May seek amendment to $785 million Revolving Credit Facility to obtain greater operating flexibility under REIT structure
- Interest Rates: TBD
- Post Refinancing Leverage: ≈ 3x
- Timing of transactions: Targeting the second quarter of 2013
  - May vary based on market conditions

Financial Modeling Considerations

- Targeting annual dividend equal to ≈ 75% of AFFO per diluted share
  - Dividend to be paid in quarterly installments
  - Considering change in quarterly payments schedule to: April, July, October, January
- CCA's historical FFO, FFO per share, AFFO and AFFO per share have been adjusted to conform more closely to methodologies used within REIT industry
- ≈ 102 to 103 million diluted shares outstanding in 2013
  - Additional stock awards in 2013
  - Increase in stock price - increases dilution of options

Reconciliation to 2013 Guidance

	Low End of 2013 Guidance	High End of 2013 Guidance
Adjusted net income	$ 210,000	$ 220,000
Depreciation on Real Estate Assets	77,000	77,000
Funds From Operations	$ 287,000	$ 297,000
Other Non-Cash Expenses	17,000	17,000
Maintenance capital expenditures on real estate assets	(25,000)	(20,000)
Adjusted Funds From Operations	$ 279,000	$ 294,000
Funds From Operations Per Diluted Share	$ 2.80	$ 2.90
Adjusted Funds From Operations Per Diluted Share	$ 2.72	$ 2.87

Reconciliation to 2012 AFFO: Old vs. New Calculation

CCA's Old Calculation	2012 Low	2012 High
Net income	$155,800	$156,800
Expenses associated with refinancing transactions and REIT conversion costs, net of tax	4,000	4,000
Income tax benefit for reversal of deferred taxes due to corporate restructuring	(2,900)	(2,900)
Adjusted net income	$156,900	$157,900
Income tax expense [1]	92,100	92,700
Income taxes paid [1]	(83,900)	(83,900)
Depreciation and amortization [2]	113,900	113,900
Other non-cash items [3]	15,000	15,500
Funds From Operations [4]	$294,000	$296,100
Maintenance capex - real estate and personal [5]	(50,000)	(48,000)
Adjusted Funds From Operations [6]	$244,000	$248,100

CCA's New Calculation in accordance with NAREIT definition	2012 Low	2012 High
Net income	$155,800	$156,800
Expenses associated with refinancing transactions and REIT conversion costs, net of tax	4,000	4,000
Income tax benefit for reversal of deferred taxes due to corporate restructuring	(2,900)	(2,900)
Adjusted net income	$156,900	$157,900
Depreciation of real estate assets [2]	78,000	79,000
Funds From Operations [4]	$234,900	$236,900
Maintenance capex on real estate assets [5]	(18,600)	(18,600)
Other non-cash items [3]	16,600	16,600
Adjusted Funds From Operations [6]	$232,900	$234,900

(1) The Old Calculation adjusted for the difference between GAAP income tax expense and cash taxes paid. The New Calculation does not make this adjustment.

(2) In arriving at FFO, the Old Calculation added total depreciation and amortization expense (real estate and personal property) to adjusted net income. The New Calculation only adds depreciation of real estate assets to adjusted net income.

(3) The Old Calculation added Other non-cash items in arriving at FFO. The New Calculation adds them to FFO in arriving at AFFO with some minor adjustments to the amount.

(4) The primary difference between Old FFO and New FFO is driven by (a) no adjustment for the difference between GAAP and cash taxes, (b) under New Calculation, only real estate depreciation is added to adjusted net income and (c) Other non-cash items are added to FFO in arriving at the New Calculation of AFFO.

(5) The Old Calculation subtracted total maintenance cap-ex (real and personal property) in arriving at AFFO. The New Calculation subtracts only maintenance cap-ex for real estate, as depreciation expense on personal property has not been added to adjusted net income in the New Calculation of FFO. Thus maintenance cap-ex on personal property should not be subtracted.

(6) The primary difference between the Old AFFO and New AFFO is driven by no adjustment for the difference between GAAP and cash taxes under the New calculation.

CCA

Reconciliation to AFFO Per Diluted Share

	2013(E)	2012(E)	2011	2010	2009	2008	2007	2006
Net income	$ 215,000	$ 157,400	$ 162,510	$ 157,193	$ 154,954	$ 150,941	$ 133,373	$ 105,239
Depreciation on real estate assets	77,000	78,500	73,705	70,460	67,020	58,378	50,808	46,944
Depreciation on real estate assets for discontinued operations	-	-	345	911	163	218	212	288
Funds From Operations ("FFO")	292,000	235,900	236,560	228,564	222,137	209,537	184,393	152,471
Special Items:								
Expenses associated with debt refinancing transactions	-	-	-	-	3,838	-	-	982
Goodwill impairment for discontinued operations	-	-	-	1,684	-	-	1,574	-
Income tax benefit for special items	-	-	-	-	(1,465)	-	-	(361)
Normalized Funds From Operations	$ 292,000	$ 235,900	$ 236,560	$ 230,248	$ 224,510	$ 209,537	$ 185,967	$ 153,092
Other non-cash expenses	17,000	16,600	14,662	13,849	13,794	13,466	11,407	10,558
Maintenance capital expenditures on real estate assets	(22,500)	(18,600)	(20,056)	(24,958)	(21,381)	(16,080)	(9,142)	(12,264)
Adjusted Funds From Operations ("AFFO")	$ 286,500	$ 233,900	$ 231,166	$ 219,139	$ 216,923	$ 206,923	$ 188,232	$ 151,386
Diluted shares	102,500	100,500	105,535	112,977	117,290	126,250	125,381	123,058
AFFO per diluted share	$2.80	$2.33	$2.19	$1.94	$1.85	$1.64	$1.50	$1.23

FFO and AFFO are widely accepted non-GAAP supplemental measures of REIT performance following the standards established by the National Association of Real Estate Investment Trusts (NAREIT). CCA believes that FFO and AFFO are important operating measures that supplement discussion and analysis of the Company's results of operations and are used to review and assess operating performance of the Company and its correctional facilities and their management teams. NAREIT defines FFO as net income computed in accordance with generally accepted accounting principles, excluding gains (or losses) from sales of property and extraordinary items, plus depreciation and amortization of real estate and impairment of depreciable real estate. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), this accounting presentation assumes that the value of real estate assets diminishes at a level rate over time. Because of the unique structure, design and use of the Company's correctional facilities, management believes that assessing performance of the Company's correctional facilities without the impact of depreciation or amortization is useful. CCA may make adjustments to FFO from time to time for certain other income and expenses that it considers non-recurring, infrequent or unusual, even though such items may require cash settlement, because such items do not reflect a necessary component of the ongoing operations of the Company. Normalized FFO excludes the effects of such items. CCA calculates AFFO by adding to Normalized FFO non-cash expenses such as the amortization of deferred financing costs and stock-based compensation, and by subtracting from Normalized FFO normalized recurring real estate expenditures that are capitalized and then amortized, but which are necessary to maintain a REIT's properties and its revenue stream. Some of these capital expenditures contain a discretionary element with respect to when they are incurred, while others may be more urgent. Therefore, these capital expenditures may fluctuate from quarter to quarter, depending on the nature of the expenditures required, seasonal factors such as weather, and budgetary conditions. Other companies may calculate FFO, Normalized FFO, and AFFO differently than the Company does, or adjust for other items, and therefore comparability may be limited. FFO, Normalized FFO, and AFFO and their corresponding per share measures are not measures of performance under GAAP, and should not be considered as an alternative to cash flows from operating activities, a measure of liquidity or an alternative to net income as indicators of the Company's operating performance or any other measure of performance derived in accordance with GAAP. This data should be read in conjunction with the Company's consolidated financial statements and related notes included in its filings with the Securities and Exchange Commission.

Filling Vacant Beds Drives Earnings

	Total Beds Available at January 1, 2013	Average Margin [1]	Estimated Potential Annual Incremental EBITDA [2]
Total Owned Available Beds	13,271	$ 23.19	$ 112,330,389
Inventory Managed-Only Available Beds	808	$ 5.32	$ 1,568,974
Grand Total	14,079		$ 113,899,363

- Filling available beds up to standard operating capacity at the margins we achieved during the third quarter of 2012 would generate approximately $1.00 of additional EPS[3] and Adjusted Funds From Operations per diluted share [4]
  - Actual operating occupancy can be significantly higher than standard operating capacity
- Carrying an inventory of owned beds provides a significant competitive advantage in capturing new business – no long construction lead times
- Cash operating costs of vacant beds we own is very manageable at approximately $1,000 per bed per year

(1) *Average margin is based on margins actually achieved for Q3 2012. Actual margins for these beds may differ from those historically achieved, particularly for management contracts with tiered per diems or at facilities that have achieved stabilized occupancy and therefore fixed costs.*
(2) *Facility EBITDA, referred to in the Company's public filings as "Facility Contribution", is defined as total facility revenues less facility operating expenses.*
(3) *Assumes approximately 100.8 million shares outstanding (not adjusted for shares that will be issued in conjunction with the E&P dividend).*
(4) *Refer to calculation of Adjusted FFO in the Appendix Section of this presentation.*


CCA

Exhibit B

Transcript of Investor Conference Call dated February 8, 2013

Corrections Corporation of America (NYSE:CXW)

Special Call Transcript

Friday, February 08, 2013 11:00 AM ET

Call Participants

Executives

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary

Analysts

Barry J. Klein
Macquarie Capital (USA), Inc.

Brent Greenfield
Soroban Capital Partners LLC

Derek Sbrogna
Macquarie Capital (USA), Inc.

Kevin Campbell
Avondale Partners LLC

Manav Shiv Patnaik
Barclays Capital, Inc.

Tobey O'Brien Sommer
SunTrust Robinson Humphrey

Presentation

Operator
Please stand by. Good morning, and welcome to CCA's 2013 REIT Conversion Conference. Today's conference is being recorded. If you need a copy of our press release or the presentation accompanying this call, both documents are available on the Investor page of our website at www.cca.com.

Before we begin, let me remind today's listeners that this call contains forward-looking statements pursuant to the Safe Harbor provisions of the Securities and Litigation Reform Act. These statements are subject to risks and uncertainties that could cause actual results to differ materially from statements made today. Factors that could cause operating and financial results to differ are described in the press release as well as our Form 10-K and other documents filed with the SEC. This call may include discussion of non-GAAP measures. The reconciliation of the most comparable GAAP measurement is provided in our corresponding release and included in the presentation on our website.

We are under no obligation to update or revise any forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

Participating on today's call will be our President and CEO, Damon Hininger, and Chief Financial Officer, Todd Mullenger.

I'd now like to turn the call over to Mr. Hininger. Please go ahead, sir.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
All right. Thank you so much Farah and welcome everyone to our call this morning. We're obviously very excited about this announcement and very significant milestone for the company. On the call in addition to Todd, is our VP of Finance David Garfinkle, he will be joining us throughout the call this morning.

During our remarks this morning, I'm going to refer to the presentation that's out on the website that we sent around late last night. And during our remarks, I'll be referring to the page numbers on the bottom. So if you have that handy, there are several key points during the discussion today that I want to refer to in our presentation.

But if you look on the very first page, basically the cover sheet of the presentation, this is where we'll get started and I wanted to point out a view of one of our facilities. This is a great evening view of our Adams County facility down in Natchez Mississippi and it's a significant portion of our real estate portfolio and this is really a court of what we do, what we provide these type of solutions to government partners. The core function of that is our real estate, and our real estate solutions and Adams is a great example of that. This was build about four, five years ago for about $120 million in CapEx and it provides a great solution to government partners at a federal, state, and local level, who are looking for ways to deal with overcrowding or incremental growth. Corrections and new investors to the industrial find is that our corrections and correctional facilities. The needs for these type of solutions have been around for centuries and we've been providing a great solution over the last couple of decades as government still with growth and also overcrowding.

So let me move forward into the presentation and just talk a minute on page three and going through the agenda. We've really got four key items that we want to cover today, the first of which is talk about the re-conversion and the highlights of our conversion as we go through in 2013. Second is to also talk about the value creation and opportunities for growth, now that we are moving forward as a REIT company. I am going to turn the call over to Todd on number three, which is talking through some of the key conversion items that we will be working on here in the coming days and weeks. And then finally, I will wrap up the call before we go to Q&A to talk about the company background and this will be a key interest to new investors to the company and to the industry.

So let me now move to page four of our presentation and we have a management team and a Board has very focused on create shareholder value. We think we've got a great track record over the years, showing that we do that all the time, looking at ways to provide value to our shareholders, and that's why we pursue the conversation, because we see an opportunity to create value for our shareholders, but also with as be in a REIT, we know that real estate is an essential core of our business.

And so as you see on this page, number four, some of the key goal is to talk a little bit about our real state portfolio. We have about $14 million in square feet within our 51 owned facilities nationwide here in United States and the lands and buildings in our real estate portfolio consists of about 90% of our total fix assets, which is just north of $3.6 billion, 90% of our operating income is generated from our own facilities and this is a percentage has been growing over the last decade, where more and more government partners want us to provide the real estate solution for their needs, and owning the real estate has been very key in winning the retaining contracts.

I'm going to talk a little more about this here in a minute, but it really it has given us excited advantage by owning the real estate. Two other quick pictures there you will see on the slide on the right Ohio, this is the new facility we just acquired from the state of Ohio about a year ago, again I will mention that here a little more in detail here in a minute on the later slide, and then on the bottom is our newest new build facility in Georgia, this is in Jenkins County Georgia, cost is about $50 million to build the facility and we activated it last year.

So let me talk a few minutes on page five about the highlights and as I said earlier, we are extremely excited for the company and really for the industry to effective conversion into a REIT and be able to do it in 2013. So some of the highlights and the obvious one is what we've reported last night that is the receipt of our favorable IRS ruling, and we also have unanimous Board consent an authorization for this conversion. No shareholder approval is needed for this, but we are going to get shareholder approval on some changes to our charter, upcoming Annual Meeting in May. Again we will talk about that here in a minute.

But other highlights, significant increase in shareholder value, and the great thing is we are going to be able to provide is value immediately in 2013. We've taken the steps to get ourselves ready for this conversion on January 1 for the value creation as immediate with this announcement today and we received the PLR from the IRS. And this is going to result in higher net income, higher dividends, significant earnings growth capacity that we got with [bacon beds] within our portfolio, but it's also going to be able to expand our investor base, we think a meaningful amount and really attract us a new group of investors that are very attracted the company that have a significant real estate portfolio like CCA. We also see this as a great opportunity to move into a sector that has strong access to capital at very attractive rates and we are a company that has been managing our balance sheet very prudently. And right now we are estimating that our leverage rates going to be about just north of three times as we go through some of the activities in 2013.

Now also on the slide, we've given guidance for 2013 and it's important to note some of the key things that this guidance is calculating or does not calculate. And as you see here on page five in the parenthesis, this guidance excludes REIT conversion cost, debt refinancing cost, impact of shares issued under E&P dividend, and a reversal of certain tax deferred items. Again we'll talk in little more detail what these items are during my section also Todd, it was important that when you look at this guidance you exclude those factors into that calculation. But you see the numbers there as it relates to EPS, FFO and AFFO and then we are expecting our annual dividend to be in a range which $2.04 to $2.16 and will be paid quarterly as other REIT's typically do.

Now one thing, I do want do know, we have our earnings call next week, we are planning to do it next Thursday. So our typical business and market commentary that we cover will be done during that call. So what we like to do for today's discussion is really focus on the conversion and announcement of today during our Q&A, but rest assure next week we'll go in great detail like we always do every quarter and talk about the business market commentary, and obviously answer questions during that call too.

But I do think it's important to make a couple of comments as it relates to guidance today. Because I think there is some confusion on what's been inside or outside of the guidance for 2013. The first of which is and Todd will talk a little more about this later is that, we are estimating higher interest expense this year to as a result of taking on some debt to pay the cash dividend that we are expecting to pay it to shareholders later this year, as part of the E&P approach and then also some higher G&A costs. Again, Todd will talk a little more of that in detail in a minute, but those are included into our guidance this year.

The second thing I want to touch on is California. There has been a couple of articles and I know there was a analyst report overnight about California that is somewhat misleading, and maybe not given a complete picture of what's going on in California. So I do want to take just a quick minute and talk a little bit about California and how we are thinking about that for 2013. So as it relates to our guidance, we are right now estimating that 1,500 inmates that are out in our Red Rock facility will be returned to California between the months of July and December of this year. And this is to make space available for our brand new Arizona contract that are going to affect in January 2014.

So we announced that contract award late last year, but our guidance this year does assume that we will be losing California during the last half of 2013. Now, to the extent that California does need replacement capacity somewhere in the system obviously work very well - made them well worth I should say on solution that we can provide in other beds, in our portfolio, and how that need we will make that available, but we have assumed that loss of population in the last half of 2013.

But another key thing I just want to mention on California is that we have seen a lot of activity in the court case, the California has against the three judge panel, since our November call, but the most notable which is the most recent is statements by the state to the court here in the last week about their plans for the out-of-state program. And this is one of the things that was brought up in one of the analyst report here in the last 12 hours.

Now the report that the state gave back to this courts about the out-of-state program and winding that program down through 2016, it is consistent, what the state announced last year through their blueprint, so there is no new information being shared. Their information that they shared with the court this past week is consistent to what they shared publicly about a year ago, so again no new information here and no change to that plan. But it's important to point out that the court still has to weigh in on the state request to release as a cap, so we think that will be coming some time maybe a little later this spring, but the court will clearly weigh in on this issue. And also it's important to note that our capacity days at about 99%, so our contract capacity with the state of California is about 99%, so they have been utilized and virtually all the beds that we've made available to them in our system.

And the final thing is that and this is not something that's been talked about here recently, but the state has revised their projections for their population over the next five years, and they revised this late last year in October and November. And basically the net result of that is to increase their population assumption by 6,000 inmates in 2017. So basically if you look at the blueprint last year versus this new projection at 6,000 inmates higher. So anyway, we'll talk more about that as we be in the call next week, but I did want to provide some of that clarity on California. Again no new news as it relates out-of-state program, court is going to have to weigh in on the cap and also populations are projected now to increase versus their year first estimate that they outlined to the state last year in the blueprint.

Let me now move on to page six and talk a little more about the highlights for the conversion. As you see there, we've got some one-time conversion items, which is first the E&P payment and we are estimating that to be about $650 million to $700 million, timing still to be determined and we are expecting that to be a split of 80% in shares and 20% in cash. We're also estimating about $25 million in [converted] cost throughout this year 2013. And as I mentioned earlier, we are also looking to reverse certain net deferred tax liabilities and we're estimating that to be about $150 million to $135 million.

Now the CCA REIT structural reorganization is complete. And as we saw in our announcement early in January of this year, we are electing REIT status effective January 1, 2013, again we announced this. But the good news about this is that we're going to be able to enjoy a full year of tax savings for 2013 by as taking all the efforts that we did back in December, they get the reorganization completed and an effect on January 1. And then we also expect to execute certain debt transactions during the course of the year and again Todd will talk about that little more in detail during his section.

Let me flip a couple of slides to go to page eight, and highlight some of the immediate value creation for shareholders and this tax efficient REIT structure creates immediate shareholder value, as I said earlier with the Board and the management took steps late last year, so we can get ourselves prepare to enjoy full tax savings during the course of 2013. And I won't go through all of the numbers on the slide, but obviously would highlight the tax expense going down by an estimation of $17 million plus and then also expected dividends growing from $0.80 annually to $2.10 annually, if you take the mid point in our guidance for the dividend.

Now one other key thing I want to clear up here if I could AFFO and FFO and how the per share or how that those amounts are calculated. As you saw or see hopefully in A-6 in our appendix, we show the definitions for NAREIT and how those amounts were calculated. Now that we are REIT, we're converted to that methodology, because this is very common practice for REITs.

If you go and look at their financial statement very common for them to use these definitions, but now that we are REIT, we're converted to that methodology and this will then put us on a level playing field when investors compare to other REITs within that equity universe. So again very excited obviously about some of the numbers here off the tax savings and the increases in net income, EPS, FFO, and AFFO, and obviously a significant increase into the dividend amount.

Now, let me talk a little bit on page nine about our capital allocation policy and very straightforward policy and after a lot of discussion internally and with the Board, move forward with a policy that looks a really kind of two buckets. The first bucket is having about three fourth of our AFFO go out in dividends, so about 35%. And again if we take our number that we estimate for 2013, that means a dividend in a range of about $2.04 to $2.16 for 2013. Again they are looking to pay that quarterly, but we will obviously on an annual basis or sooner if indicated revisit that policy as an appropriate and look to also increase the dividend with future growth, and again I'll talk about that here more in a minute.

The other bucket is it takes the remaining quarter of our AFFO and reinvest that for growth for the company. And some of the options that we've got there is to do facility acquisitions or development to help grow earnings is at any unused amounts would be used to increase dividends or potentially to reduce the debt.

And of course if that's not enough for future growth and we can go out to the debt markets or the capital, or raise the equity capital to help further fund new growth opportunity for the company. We have to say one quick thing on this page again for investor that new to the company, and new to the industry, we see a meaningful opportunities for growth for the company even with this new structure.

Right now, if you look at our entire industry ourselves and the competitors in the space base only about 9% of all inmates attaining further into the United States are out in private facilities and that's compared to about 6% about a decade ago. So we see an opportunity to grow that penetration to where we are housing more and more population for federal state and local levels as they grow or deal with overcrowding.

Let me stop here a minute and turn it over to Todd and allow couple of more comments on our capital allocation policy.

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
Thank you, Damon. I would just add that we believe our financial profile compares favorably to REIT with investment grade credit ratings. However, we are not quite there yet with our financial partners at the rating agencies. And we believe our post conversion credit profile along with its capital policy positions us well, to continue to make the case for why we should be investment grade especially in comparison to other REITs and having an investment grade credit rating is important to us.

We see value in obtaining an investment grade credit rating and we will be working towards that goal. One other point, the guidance on the dividend range excludes the impact of any shares issued as part of the E&P event.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Very good. Thank you, Todd. Let me now direct your attention to page 10 of our presentation and talk about significant opportunities for earnings growth and value creation. And we have a very unique situation right now to where we have a significant amount of opportunity to grow without the need to raise new capital.

As you saw on the appendix, we right now have about 13,000 beds in our portfolio that are bought and paid for. And so we've already got them on our balance sheet and our vacant capacity can drive some meaningful growth over the next few years, by filling that vacant capacity. So as you see there are 5% to 10% annual earnings growth potential over the next three to five years and this is - we are maintaining about three times debt leverage, again without the need to raise new capital to drive that growth.

And if you look at this appendix you'll see that we perform it out by filling in those beds would add another dollar to EPS or FFO per share which will be about $139 in facility level of EBITDA. And this is a very attractive capacity. I want to give you a quick example here, in a past year we have had three customers in state of Oklahoma, state of Idaho, and also the Commonwealth in Puerto Rico a worst contract here in a last 12 months to take advantage of existing capacity in our portfolios. So we have a very significant competitive advantage, and we've been delivering on that here in a past year, as states have been growing or dealing with overcrowding.

In fact, we are estimating right now, and I shared this with investors last quarter that we have got right - right now 10 state customers that are grown in the past year by about 5,500 inmates and they have not add a capacity to deal with their growth. Again we've had a couple of states already signed contracts with us to use that capacity, so have this capacity available is already brought and paid for and to use very quickly by these partners if they grow it's extremely attractive and can drive meaningful opportunities for growth.

As I mentioned earlier the remaining quarter of our free cash flow will be reinvested as appropriate for new development opportunities. And as you could see some of the boards here this could be to expand existing facilities which is a common practice and something that's always in our play book for existing partners to expand existing facilities, also to acquire facilities. I mentioned earlier, we had opportunity this past year to acquire a facility from state of Ohio, very first transaction of its kind in the industry where a state sold an existing asset to a private provider, but also do some Greenfield development.

Now, but we also can see, as you see on the bottom of the sheets here, we have other opportunities for growth. This could be from pricing opportunities as replacement cost is considered and capacity shortages are dealt with. We see opportunities for reprising if contract was appropriate. But also raising, investing new capital and you see our returns there over the last five years a very significant return on capital, which is just about 14%. Now with our potential to lower or cost to capital, we think this could even be more meaningful on our returns on capital.

So now maybe move here from that slide to page 11, and talk a little bit about our historical cash flow growth. So we've talked about a little bit about the future and opportunities for the growth of the company. But let me also just talk about our track record. And I think the slide here demonstrates our track record very effectively. We have very, very viable assets that ever produce; as you see in this chart and very durable earnings over the last six, seven years.

As you see our AFFO from 2006 to 2012, our CAGR during that period of time was about 11%, but I'd really like to direct to your attention to 2007, 2008 and 2009, obviously, the worse economic environment of our life time, but as you see there from the numbers we are able to navigate it very well. And this is during a period of time, we are also, we're adding capacity into the portfolio. So we're able to add capacity, see growth and earnings and navigate a very tough economic environment, while maintaining a very modest leverage ratio.

So very proud of that fact, we think that's obviously a good indication and how we manage the business and what investors can expect going forward. And I'd also just point out that we've been to enjoy good occupancies during the years typically in the range of about 90%.

So with that, let me wrap up that section and turn it over to my colleague Todd.

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
Thank you, Damon. You turn to slide 13 for a review of key conversion items. One of the requirements to meet REIT qualifications is the need to distribute our historical earnings and profits accumulated up through December 31, 2012. We will accomplish this through its special dividend pay to shareholders, which is currently estimated at $650 million to $700 million or around $6.40 to $6.90 per share.

We intend to pay the E&P dividend with a combination of up to 20% cash and 80% common stock depending upon the license made by shareholders. Well, there is no minimum amount of cash we must pay based on the elections made under similar distribution by other companies; we would expect to pay out the maximum of 20% in cash.

But if an investor like to receive our stock, they will receive our stock, except for any fractional shares. A specific date for the distribution has not yet been set, but it will be made some time after we complete our plan debt transactions, more on that in a minute.

Next as mentioned previously, we expect to incur approximately $25 million in the conversion costs, relating to advisory fees and other costs. There will be no new tax liabilities created from a recapture of depreciation expense, as we have not identified any assets that need to be reclassified from personal property to real property.

Turing to slide 14, conversion to a REIT will result in a reversal of certain net deferred tax liabilities currently carried on our balance sheet, which will increase net income in 2013 by $115 million to $135 million. This is a one time, non-cash credit to the income tax line on the P&L statement.

As Damon mentioned at our May Annual Shareholder Meeting, we expect to see shareholder approval of ownership restrictions within the company's charter to help ensure we don't violate limitations in this area. This is standard procedure for a REIT. Other financial modeling considerations to keep in mind, we will be issuing additional debt from the conversion more that in a minute. We are estimating $2 million to $4 million of incremental ongoing G&A expense related to ongoing REIT compliance costs. And finally, we're estimating $102 million to $103 million average diluted shares outstanding in 2013, excluding any shares issued as part of E&P dividend.

Turning to slide 15, for discussion of the expected debt transactions. We plan to refinance our $465 million senior notes due 2017. This is the only issuance the senior notes left outstanding. The notes were callable beginning June 1 of this year, as it is our intention to pay a portion of the E&P dividend in cash, we will refinance the senior notes to provide us that flexibility.

We also plan on raising addition debt to fund the cash portion of E&P dividend estimated at $130 million to $140 million. The $25 million of REIT conversion costs and the debt issuance in refinancing costs were $40 million to $50 million. With regards to the bank facilities, we may also seek an amendment to our $785 million revolving bank facility to secure greater operating flexibility under our new REIT structure.

We are very confident in our ability to execute these transactions and to do so with attractive pricing terms and conditions. This is based on discussions with our investment bankers as well as the strength of our financial position is reflected by modest leverage and coverage ratios, as well as a very strong debt capital market environment. We are targeting completion of the transactions in the second quarter, but timing can be a little sooner.

Continuing on the slide 16, this slide highlights the strong balance sheet, we will have post refinancing. The table on the left side starts with the estimated net debt at the end of 2012 adds $215 million as an estimate for the additional debt we expect to raise which results in pro forma net debt of around $1.3 billion and pro forma debt to EBITDA leverage of around three times with interest and fixed charge coverage ratios approaching seven times. This compares very favorably to the average REIT, the average REIT has leverage in excess of five times, and coverage ratios down around three times.

Several additional points unrelated to the slide, with regards to 2013 guidance. Guidance assumes generally stable EBITDA versus 2012, as generally speaking, our current guidance assumes no new contract awards in 2013. However, we will certainly be working hard to beat this assumption. Guidance includes an increase in G&A related to the ongoing REIT compliance costs of $2 million to $4 million, as well as a slight increase in depreciation expense.

Guidance also assumes an increase in interest expense related to the increase in debt necessary to fund the conversion. As Damon mentioned earlier, with regards to the California inmates, our guidance assumes all 1,500 inmates, and our Red Rock Arizona facility are returned to California custody between July and December 2013, in order to make space available for the state of Arizona beginning in 2014 under our new contract with the state of Arizona.

Also keep in mind that Q1 earnings are always seasonally weaker, due to items such as unemployment taxes which are always significantly higher in Q1 versus other quarters. This year the increase in unemployment taxes from Q4 2012 to Q1 of 2013 is estimated $5 million.

In addition, there are two fewer days in Q1 versus Q4, which is important to consider when forecasting as we charge our customers by the day. Next, we have changed our calculation of FFO and AFFO to conform more closely with the calculations used within the REIT industry. Prior to converting to a REIT, we use the calculation we had developed internally. We believe our new calculation is more consistent with NAREIT definitions and REIT industry practices. It's important to as we see that as a REIT, our FFO calculation confirms to the NAREIT definition.

Slide A-6 in the appendix provides a thorough comparison of the old versus the new calculation. For briefly, the primary differences between the old and the new calculation. Our new calculation does not adjust for differences between GAAP income tax expense and cash taxes, the old one did. And that's the primary driver of the difference in AFFO between the old and the new calculation. You will know for example in 2012 not making the adjustment between GAAP and cash taxes under the new calculations decreases both AFFO and FFO by about $10 million in comparison to the old calculation.

In arriving in FFO under the new calculation, we only add back real estate depreciation, whereas under the old calculation, we added back total depreciation real estate and personal property depreciation. Other non-cash items are added back at the AFFO line rather than the FFO line. Again the primary driver of the difference in AFFO between the old and new calculation is the fact we are not adjusting for the difference between GAAP income tax expense and cash taxes under the new calculation.

Now there is no NAREIT definition of AFFO, however, our research combined with the recommendations of our financial advisors indicate our AFFO calculation is consistent with many REITs that disclose AFFO. One notable comp is pro largest, a $16 million market cap REIT who like us only adds back real estate depreciation and only subtracts out real estate maintenance CapEx. The idea being that personal property CapEx should be roughly equal to personal property depreciation, which is true in our situation. I understand it's a bit complicated so if you are feel free to contact us with any questions. Finally, in the Appendix you will find several pages summarizing the various items to consider in your financial modeling.

And with that I will turn it back over to Damon.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
All right, Todd thank you very much and I'm now going to move into the company background. Very, very proud of this company and I'm very proud to talk about what we do, and also recognized many employees who got throughout the portfolio providing great solutions to our government partners allover the U.S. Let me give you a little bit of history lesson for the folks that maybe are new to the company and new to the industry. So if you go to page 18, talks a little bit who we are?

We are the clear leader in partnership corrections here in the United States. And we are established 30 years ago, in fact we just celebrated on January 28 our 30th anniversary, where we own and operate medium, low and high security facilities allover the United States. Now we love to seeing with all 50 states and the Federal Bureau of Prison we are the fifth largest correctional system in the United States. And we're larger as I said earlier about 47 state systems, we're also larger than immigration and customer enforcement, their entire system and we're also larger than the United States Marshals Service their entire system combined. And we are like in the largest within the private sector.

Now we provide space and services to about 80,000 inmates on any given day and 67 facilities located in 20 states and also the District of Columbia. And our market share right now is 44% of all the private partnership beds that are here in the United States.

Let me switch over to page 19, and talk about the investment characteristics of our company. As I mentioned earlier, only about 10% of all the population in the U.S. that are House and Federal state, and local facilities are in private facilities like CCA's. So we see there is great opportunity to grow that penetration, and as I mentioned earlier, about a decade ago, that number was closer to 6%. So we see meaningful growth over the last decade in enhancing that penetration.

But, we also provide a very difficult to replace real estate, and it's a very resilient, as I showed earlier with our calculations in our performance over the last year, last few years with all the cash flow, but there is also a very high barrier to entry. To build a facility typically is anywhere from $50 million to $100 million, so it's very capital extensive, very much high barrier to entry for potentially new participants into this type of solution. We have a facility profiled through here the U.S that is very diverse and here in a minute you'll see a map of where our footprint here in the United States. And we also have a significant portion of our contribution, financially come from our own assets and that creates a much more resilient rather to value creation.

Many of our contracts provide for auctioning guarantees and we're paid on a per day basis and where we invoice our customers on monthly invoice. But we also see the opportunity for future growth, because we're seeing significant best shortages within the industry. Again to investors are building the company for a few years. They know this fact, but it's important one to restate. That over the last two fiscal years at the state level, we have seen very, very little dollars appropriated by state government for new Prism capacity to either deal with growth or overcrowding.

In fact, we see the amount being funded for capacity over the last two years being unprecedented that if we go back to last two, three decades, we have never seen such minimal appropriations being given to Corrections department for new capacity and for states dealing with overcrowding. And this is significant, so again if we see partners, they are dealing with these issues having their capacity in our system, where we can provide just in time solutions is very, very attractive, but we are also seeing some opportunities to grow in different ways. And as I mentioned earlier, we are seeing customer interest in selling facilities that they currently own and taken it from their balance sheet and putting it to on to ours.

Again, we had a very significant milestone this past year with State of Ohio, so the facilities that was about 13 years old to CCA and an amount of about $70 million. We bought that facilities now. Our balance sheet, we have a 20-year contract now with the state of housing made to that facility, a great solution we think it's a solution that other states will be attracted to in the coming years.

As it relates to our industry and our position within the industry, we have been the market leader for many, many years. You see some of the highlights there relative to our position with the industry, but a couple of things of note. One is that, we have shied away from the risky business of running juvenile facilities. This has been part of our business a couple of decades ago, but really in the last decade, we've made a strategic decision to shy away from that business. But we also have a high percentage of owned facilities versus our marketplace. So you'll see the chart here a minute it shows that we have about 60% of all the owned beds within our market that we own that's in our balance sheet.

Now going to page 20, talk a little bit about the real estate and how difficult it is to replace. So I talked a little about these numbers earlier, but we have about 51 facilities that are owned and controlled in our portfolio which is about 68,000 beds and about $14 million in square footage. And from that real estate portfolio, we see about 90% of our net operating income generated from those owned facilities and again that percentage has been growing. We are seeing more and more states and the federal government looking for us to provide the real estate solution over the last decade.

This is a significant increase again, where states have been limited our appropriate dollars for new capacity. Typically, our facility has economic life of 75 plus years, and we have a very young portfolio with about 16 years average age on our facilities within our real estate portfolio, and all of our fixed assets, I should say are fully unencumbered.

Now I'll talk a little bit about the difficult to replace. We have had very sticky contracts over the years. You see here we've got a 90% contract renewal rate on owned facilities, but it's very difficult to replace these solutions. Once we've got a contract, very difficult to not only have the high barriers to entry with the capital outlay, but also defining an appropriate community it is all we've done and also have the unique understanding of the service component, but also how to design a correctional facility, so very difficult industry to go into for a new provider.

As I mentioned earlier also, we are seeing increasing customer interest in selling facilities, and we again, think this is a great part of the play, but going forward as states figure out ways to maybe bridge, very challenging fiscal environment, and very difficult budget years where they can be and fill a gap for them by selling an assets to CCA, and still provide that capacity to them through a contract, but we also have great ways to hedge on inflation. And you see some of the bullets there, but I would note that last one, which is many of our contracts that we've negotiated with our customer partners include CPI escalators to help deal with increases in cost.

Now page 21 gives you a good visual of our position within industry, as I mentioned earlier about 44% of the marketplace is controlled by CCA, but if you look at the red bars, which are significant, those show the beds own within the industry and as I mentioned earlier, we own about 60%. So we have a dominant position within the marketplace on the owned capacity here within the United States.

Switching now to page 22, this is another great visual that gives you a sense of our footprint here in the United States. I mentioned earlier about 51 owned facilities throughout the U.S., and you see the [doc] there, where it shows the owned and control versus the managed only.

Let me now move on to page 23 and talk about our customer base. We have a very diverse, the high quality customer base. So we have about 90 agreements negotiated with federal, state, and local agencies that have investment grade ratings for them and that providing services to them I should say.

As CCA has multiple contracts with individual our customers with staggered expiration date. So it's important to note that we have, for example, our largest customers, which is United States Marshal Service, we have many different contracts for the Marshal Service that makes up that 19% it's not one big master contract, it's many separate contracts with different expiration date.

Within a most notable with that is that on those individual contracts of the Marshal Service had a facility level will have individual Marshals that you see here on the last bullet, well then open to Marshals that are used capacity with that facility under their contract. So for example, our typical Marshal facility that has one contract, we may have three to five, six, seven, eight Marshals separately use bed under that agreement, so very diverse from a contract perspective, but also from a customer perspective.

I'm going to wrap up our prepared remarks on page 24, and this is we think a very good indicator again on how we manage the business both on our debt leverage and then also our fixed charge coverage. And I very proud of this fact, we think we've compared a very favorably as we start to migrate into the REIT universe and start drawing comparable with other REIT within that net equity universe, we think our leverage and our fixed charge coverage you're going to care very favorably to other REITs.

So we are looking forward to obviously this conversion and looking forward to working with the new set of investors and again excited to talk about what we do, but also what our performance has been and what it is going forward. So let me wrap up the call with a couple of comments before we go to Q&A. The first of which is, we are going to have a call next week, as I mentioned earlier, to talk about fourth quarter earnings and also full year 2012.

And again we'll provide a lot more discussion on our market and kind of business views for 2013. So looking forward to answering questions during that call on those topics, but I also wanted to point out that for new investors on the call give you the name of our Investor Relations individual and that is Karin Demler, she is here in the office in Nashville, Tennessee 615-263-3000 is our number, you can call in and be happy to educate you in the coming days and weeks enroll at the CCA if you're a new investor. But we are also going to be hitting the road and be leaving Nashville, and so in the coming days and weeks we will be thinking about our schedule for 2013 to go out and meet a lot of you in person and also participate in upcoming conferences as appropriate.

So with that let me just wrap up with a couple of thank you's and then give it back over to Farah for Q&A. And I want to thank several people if you indulge me that's been working so hard in this project. The first of which is our external advisors and that's the JPMorgan folks, Ernst & Young, Bass, Berry which has been a great part of the team from our local counsel here in Nashville, but also Latham & Watkins and most notably Michael Brody, they have been a great team to work with over the last year and half on this project and has been [same device] and obviously help us deliver the ultimate goal with this announcement today.

I also want to thank our board, our board has gone through a very long journey with the management team and very helpful supportive giving a lot of advice and counsel on the way, but very appreciative of our board working very hard with us on this conversion, And then finally want to note the work of the management team it's been a lot of work as many of you know over the last year and a half, but this management team has done a great job again with the goal of trying to deliver additional value to our shareholders, and I most notably want to recognize our CFO, who is across from me right now Todd Mullenger, who has been a great leader in this project and work tirelessly to help us to get to this day.

So, with that let me wrap up the prepared remarks, now I hand it over to [operator] for Q&A.

Question and Answer

Operator
Thank you. (Operator Instructions) And we'll hear first from Manav Patnaik of Barclays.

Manav Shiv Patnaik
Barclays Capital, Inc.
Thank you, good afternoon everybody and congratulations firstly.

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
Thank you, Manav.

Manav Shiv Patnaik
Barclays Capital, Inc.
I just want to start off itself on the, I think Todd you had mentioned that 13% assumes flat EBITDA, and also just wanted to clarify so firstly in the fourth quarter you guys raised guidance and it seems like it was something fundamental going on there, so what was that and what was that impact? and then also it seems like the - the assumption of the Red Rock facility, the 1600 beds, that you guys assume will be vacant by the end of the year was something that I think most of us were not, so, can you maybe help to quantify what that 1600 bed impact is on an answerable basis?

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
I'd say we rather judge that question next week on the fourth quarter earnings call, but we have factored in the reduction in California populations in our guidance, assuming that begin of being return back to California custody in July completed by December. Maybe generally speaking on a full year basis, I think that's around, I am sorry, on half year basis, I want to say, it's around $5 million to $6 million in EBITDA.

Manav Shiv Patnaik
Barclays Capital, Inc.
Okay, all right and then, go ahead.

Unidentified Company Representative
Go ahead.

Manav Shiv Patnaik
Barclays Capital, Inc.
Okay, I guess - okay that's fine and then the interest expense on the $215 million that you planned to raise, any color on what the assumption there is?

Unidentified Company Representative
Yeah, I'd say, well based on to the strength of the credit market we would expect any new notes will be issued at a coupon lower then the 7.75% coupon as to 2017, credit market is very strong right now, but the ultimate pricing will be depended upon market conditions to time when you execute the transactions. So not in a position to provide a guidance on the interest rate for the new...

Manav Shiv Patnaik
Barclays Capital, Inc.
What next?

Unidentified Company Representative
That will be issued but Joy, you need to keep in mind, we will be issuing additional debt to fund conversion, which will offset interest expense reduction achieved from potentially lower coupon rates versus current coupon rate on our outstanding senior notes.

Manav Shiv Patnaik
Barclays Capital, Inc.
So jut to confirm that, so in the 2013 guidance, the interest expense, the incremental interest expense that is baked in is whatever the interest rate is going to beyond the incremental $215 million of new debt that you are going to raise to fund the E&P and those kind of things.

Unidentified Company Representative
(inaudible)

Manav Shiv Patnaik
Barclays Capital, Inc.

But you have not Incorporated in there the potential cost rate or interest expense savings you get when you refinance the $475 million at whatever the lower rate would be, is that correct?.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
I'd say that the guidance range assumes the range of potential outcomes based on ultimate pricing. So, even if we achieve a lower coupon rate recognizing the 465, we could still own about higher net interest expense as a result of the additional debt we issued to fund the conversion. It's all going to be dependent upon ultimate pricing, which is going to be driven by then in current market conditions.

Manav Shiv Patnaik
Barclays Capital, Inc.
Okay. So, but all the moving parts is in your ranges basically?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Yes.

Manav Shiv Patnaik
Barclays Capital, Inc.
Okay, all right. And then just some color maybe around timing like when to out of the finance that is, you said the notes recallable is June, is that a factor like, I mean, I guess given I could say how good the credit markets are. Are you suspecting and if you decide you can get this thing done in three or four days? But I was just curious what the thoughts around timing there?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Yeah. So timing, a number of variables there, so our investment bankers advise as we need to issue the 10-K before we can go to market. I guess our public numbers got sales there in a few days, last QA issuance back in November. So we need to have it for us, public filing or financial statements. And so, that's the 10-K that will be likely published in late February and that will be a function of timing around market conditions. I want to be a little nimble around any noise created by an event in Europe or something that, but we're targeting completion sometime in second quarter, but it could be a low sooner.

Manav Shiv Patnaik
Barclays Capital, Inc.
Okay. And then last one. Yeah, go ahead.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Yes. And with regard to the fall, I'll also consider, given the strength of the credit markets evaluate a potential early tender of the notes.

Manav Shiv Patnaik
Barclays Capital, Inc.
Okay.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
...asking as well versus ratings on the first call.

Manav Shiv Patnaik
Barclays Capital, Inc.
All right, got it. And last one from me and then I'll hop off, you mentioned addressing the slide eight, whatever that you looked at other comps and you cited ProLarge as the one who did the FFO adjustment as you did. But I guess there are several others that what would be more closely aligned to your old method. And I was just wondering, if there were other examples outside of Prologis that you can provide us and maybe you can go and look at and why did you pick one over the other? Is it just, did you feel, this is the more conservative route? Is that the side you want to take or just maybe some part around, because I've seen both sides out there, so just curious why you pick one over the other?

Unidentified Company Representative

Yeah, great question. Let me make one clarifying point here, and try to make it in my prepared remarks. So if we chose that about total depreciation.

Manav Shiv Patnaik
Barclays Capital, Inc.
Yeah.

Unidentified Company Representative
Similar to the old calculation, we would also have to subtract our total maintenance CapEx. On to the new calculation, we are just adding back depreciation on real estate, so real estate depreciation and we are only subtracting out real estate maintenance CapEx. If we go back to the old calculation, my depreciation expense as that would increase, but my maintenance CapEx subtraction would increase by amount, then our personal property maintenance CapEx is roughly equal to personal property depreciation.

So the net of this going to back to the old calculation on that item, it have very little impact on our net AFFO, does that make sense?

Manav Shiv Patnaik
Barclays Capital, Inc.
Yeah, okay. All right, fine. Thank you, guys.

Unidentified Company Representative
Thanks, Manav.

Operator
Our next question comes from Tobey Sommer from SunTrust.

Unidentified Company Representative
Good morning, Tobey

Tobey O'Brien Sommer
SunTrust Robinson Humphrey
Thank you, good morning. I have a question for you on A-6 again, you discussed I should say the difference in the left-hand side and right-hand side and the deprecation side. Is there a change relative to amortization from financing as well, could you use just speak to that? Thanks.

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
No there is not. No change on amortization or depreciation on the methodology and the calculation of those numbers.

Tobey O'Brien Sommer
SunTrust Robinson Humphrey
Okay. And then thank you. The leverage ratio, three times it's something you referred to multiple times, could you speak to why you think that's the right threshold, and what the advantage is to you and shareholders of pursuing investment grade. Thanks.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Yeah, let me speak to that a little bit, this is Damon, so we really just trying to give an estimate of what this year look like, once we get under the side of some of these significant conversion items, but we've conveyed and continue to be very comfortable going up to four times, and obviously we'll be watching very closely at the market comps, within the REIT universe, and then again a greater awareness of, what the equity and capital markets look like for us going forward as a REIT. But three times is kind of what we're estimating today, once we get through the some of the transaction, we got for later this year, but we we're very comfortable going to four times is appropriate, to help with the any items the company may need most notably help fund new growth.

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
And I would say just follow-on to that comment, so we've got the billing up four times and we're comfortable going up four times in a situation where we've got numerous, compelling investment opportunities, they present themselves all at the same time, I'd say we've got closer to four times, we'd be working get it back down closer to three times, and when we've seen based on recent past history with the economic down, those companies including those REITs that were heavily levered, paid a significant price, meaning those REITs had to go to market in the equity market and issue

equity, buy down the market to show up the liquidity. And that dynamic wasn't lost on us and then our board and the management team have historically had a more prudent perspective around what the appropriate capital structure look likes with regard to the leverage.

Tobey O'Brien Sommer
SunTrust Robinson Humphrey
Thank you very much.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Thank you.

Operator
Moving on, we will hear from Kevin McVeigh of Macquarie.

Derek Sbrogna
Macquarie Capital (USA), Inc.
Hi, good morning guys. This is Derek on for Kevin. First of all, congratulations, on getting this done, well done.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Thank you Derek.

Derek Sbrogna
Macquarie Capital (USA), Inc.
Yeah, you are welcome. I was just wondering maybe you guys can talk about a little bit about kind of how you are thinking about the dividend and the payout ratio relative to your AFFO and what is kind of give me the levers you're going to influence that and then maybe more specifically if you could provide what you think kind of the range could be for that level of it's kind of under AFFO, well now if you have 75% how high can we anticipate that potentially going?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Yeah, absolutely so what we are looking at as our policy is to basically look at 75% on payout for dividends for AFFO, and then a quarter being used to help fund new growth and the new growth could be for either new facilities, expansions, acquisitions et cetera. So that's what we're setting as our policy 75% for funding of the dividend, 25% for a new growth. Our thoughts are probably on annual basis, but could be sooner. I will revisit that based on the business and the marketplace, and then looking to also grow as we grow AFFO. So that's what we are thinking is our policy, again we will revisit on an annual basis, but we think that's a good number, the great value back to our shareholders on a regular basis, but also gives us lot of good drive power for new growth.

Derek Sbrogna
Macquarie Capital (USA), Inc.
Okay, great and just one more, I know you'd kind of talked about there is a lot of moving parts with debt transaction, and kind of the timing of the E&P distribution. But, can you guys give any kind of goal post for us, as to when you'd anticipate that E&P distribution being made?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Sometime after we complete the debt transactions, and so we're targeting having those transactions completed in the second quarter so, sometime after we've completed the debt transactions, we sit down with the board, and set a record and communicate that to the investment community.

Derek Sbrogna
Macquarie Capital (USA), Inc.
Okay. Thanks very much guys. Congratulations.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Thank you very much.

Operator
(Operator Instructions). We'll take our next question from Kevin Campbell with Avondale Partners.

Kevin Campbell
Avondale Partners LLC
Hi, good morning. Thanks for taking my questions and congratulations as well.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Thanks, Kevin.

Kevin Campbell
Avondale Partners LLC
You're welcome. I wanted to ask if you guys, what your thoughts on potential inclusion in the REIT indices and whether or not you've talked to any of them and potential timing of that happening. Is that, on your radar screen?

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
Yes, so our financial advisors has informed us, they believe, we will qualify for inclusion and one or more of REIT indices. Timing is a little difficult to predict, it varies from industry to industry, as I understands there can be a little bit of judgment in terms of the timing of the inclusion, but our financial advisors have indicated it, we should be picking up in one or more of the REIT indices.

Kevin Campbell
Avondale Partners LLC
And is that some time that you guys are going to be pressing yourselves to go and talk to the indexes or?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Absolutely.

Kevin Campbell
Avondale Partners LLC
Okay, Okay, Great. And, on the debt side in replacing the old senior notes. Is it possible that you could replace all of that into the 215 with bank debt or do you think you'll have to go to the market with other senior notes?

Unidentified Company Representative
We're going to go to the market for the majority of that in senior notes significantly increasing the size of our bank dividends, probably not something we choose, they consider that be a very large doing all of that, replacing the 465 and 215 by upsizing our bank still it will be very large bank facility for company of our size and it probably requires significant increase in pricing and that require pledge of fixed assets right now, all of our fixed assets are encumbered, some of that additional capacity, we've probably have to come from institutional term loans, which are in as cheap as probably to bank debt. So, I think the majority of the refinancing and the increase in the debt issuance will come from the senior notes market.

Kevin Campbell
Avondale Partners LLC
Okay. Last question, you guys have historically talked about your targeted ROI for a minimum 13% to 15%. Does any of that change here post conversion?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
At least not, this is Damon, Kevin, at least on the near-term, I mean as we go through the conversion and, see what the markets have liked for us, all that to capital and equity and cost of capital, which we're looking to enjoy now as a REIT and compared to other REITs, we think a very good balance sheet cash flows that we should enjoy, not only favorable access, but lower cost. So that's something we regretted along the way, but here in the near-term notes, we're changing that.

Kevin Campbell
Avondale Partners LLC
Okay, great. Thank you very much.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Thanks Kevin.

Operator
And our next question today comes from Barry Klein with Macquarie.

Barry J. Klein
Macquarie Capital (USA), Inc.
Hi, guys. Just a question on the dividend growth, you mentioned you referenced 5% to 7% EPS guidance. I was just wondering if we could expect the dividend to grow at approximately the same pace?

Unidentified Company Representative
Yes. Our goal is that as we grow the total amount AFFO that we keep that policy of 35% for the dividend and 25% for new growth, so yeah, that would be going up and like a (inaudible).

Barry J. Klein
Macquarie Capital (USA), Inc.
Okay, so we could expect just to be clear, do we need to expect AFFO guidance, should be approximately the same to that EPS guidance of 5% to 7%.

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
Well, yeah what we are saying is the policy, the policy would be 35% for dividend, 25% for new growth either for new capacity or expansion capacity. And so as we grow our AFFO, which that you saw on the slide looking based on our vacant capacity. You can grow in that range of 5% to 7%, as that grows, what we're anticipating is that we keep that same policy with that with that ratio.

Barry J. Klein
Macquarie Capital (USA), Inc.
Okay, and the 5% to 7% that is, that I am clear on that right that's the guidance that you're putting out there is potential.

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
No, that's potential, that's growth opportunity over the next three to five years.

Barry J. Klein
Macquarie Capital (USA), Inc.
Okay, got you. Okay, thank you very much.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Thank you.

Operator
And moving on, we'll hear from Gaurav Kapadia of Soroban Capital.

Brent Greenfield
Soroban Capital Partners LLC
Hi, good morning. Thanks so much for the call, this is a Brent for Gaurav, few questions, first off, if I look at your historical AFFO calculation for 2012 compared to the new calculation. You mentioned that you're excluding amortization associated with items other than REO property and the associated maintenance CapEx. If I just look at the calculation, it looks like you've taken about $35million out of amortization and only about $30 million out of your maintenance CapEx calculation for 2012, so it seems like a there was a positive $5 million cash flow benefit is excluded, is that capture somewhere else in the new calculation.

Todd J. Mullenger
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Assistant Secretary
No, it just reflects on the fact that maintenance CapEx guidance for next year is little bit higher than 2012 as it relates to the 2012 number just a difference in the range I believe.

Brent Greenfield
Soroban Capital Partners LLC
Okay. So maintenance, your actual expectations for maintenance CapEx are going up relative to 2012?

Unidentified Company Representative

Yes, I think it's around $5 million if memory serves me right in 2013 versus 2012?

Brent Greenfield
Soroban Capital Partners LLC
All right, thanks. And on the assumption regarding the 1500 California inmates being returned in the third quarter timeframe, have you actually got any request from the state to return those inmates are you just making that assumption, because you need to create room for the Arizona contract and if there is no such request at that time you have the capacity within the system to reallocate those inmates to spare a capacity?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Yeah, great question. So this is Damon, let me walk you through that. So we have not got notice from California they intend to return those 1500, but we put that as into our guidance for this year, but we do have to remove those I should say from the Red Rock facility, because the Arizona is going to start using capacity of that facility sometime after January 1 of 2014. And it's a unique requirement under that contract with the State of Arizona, because they said on day one they don't want any other system or either they use some beds there. So we have to completely vacate all the beds there at Red Rock by December 31.

So, it's kind of a unique requirement. So a lot of agencies, lot of us to maybe have the populations in the facility at the same time, but the requirement by Arizona is that we're vacant out of Red Rock by December 31. Now a lot of different things I mentioned earlier as it relates to California what's going on right now and most significant milestone we see in a near-term is the core acting on their request to not be held accountable to a cap within their 33 public facilities. So we'll all wait to see to the court's ruling on that. But as I mentioned earlier, right now, we're sitting at 99% of our contract capacity within our system. And as the court come back and let's say, it does need those beds, we do, the second part of your question, we do have capacity within our system, a very, very attractive rates, but also capacity to meet their needs for equipment.

Brent Greenfield
Soroban Capital Partners LLC
Okay. So would it be possible to reallocate them to spare capacity within the system at high rates is what you're saying?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
That's correct, yeah.

Brent Greenfield
Soroban Capital Partners LLC
Okay, great. And then if I could just have one more follow-up on some of the earlier discussion, just to be perfectly clear, you have made an assumption about the rate at which you're able to refinance the current senior notes.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Yeah.

Brent Greenfield
Soroban Capital Partners LLC
The forward interest rate assumption for '13?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Yes. We've made a range of assumptions, yeah.

Brent Greenfield
Soroban Capital Partners LLC
All right. Just because you've already given us a range of AFFO in that incremental, would it be possible to just sort of book and what that range would be, so we have a sense for how conservative even?

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
Yeah. I'm not really comfortable doing there right now, subject to market conditions in my crystal balls and particularly, any better than anyone else, so before not to understand the question, but before not to provide the bookings.

Brent Greenfield
Soroban Capital Partners LLC
Okay, thank you very much.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
You're Welcome.

Operator
And that will conclude our question-and-answer section. Mr. Hininger, I'll turn the conference back to you.

Damon T. Hininger
Chief Executive Officer, President, Director and Member of Executive Committee
All right. Farah, thank you very much and thank you very much for all the participants on today's call. As a reminder, we do have our call next week, we'll be talking about earnings for the fourth quarter and also 2012, and as always, we'll provide a market commentary and also updates on some business significant business issues. So looking forward to talking with you all next week. As I mentioned earlier also feel free for new investors to reach out to our Head of Investor Relations Karin Demler and like then a coming days and weeks we'll be going out on the road and talking more about CCA and also our exciting new development of converting to a REIT.

So thank you for your time this morning and look forward to talk to you soon. Good-bye.

Operator
Ladies and gentlemen, again that does conclude today's conference. We thank you all for joining us.

Exhibit B

Excerpts from Annual Report on Form 10-K filed with the SEC on February 27, 2013

REIT DISCLOSURE EXCERPTS
FROM
CORRECTIONS CORPORATION OF AMERICA'S
ANNUAL REPORT ON FORM 10-K

for the fiscal year ended December 31, 2012

ITEM 1. BUSINESS

REIT Conversion

In May 2012, we announced we were assessing the feasibility of converting to a REIT and had assembled a team of outside tax, legal and financial advisors to assist management and the Board of Directors in determining if we could structure our operations in such a way as to allow us to maintain the strategic alignment of our real estate and operations under a single publicly traded umbrella, qualify for status as a REIT and continue to provide correctional services through one or more taxable REIT subsidiaries ("TRSs"). As part of this assessment, we concluded that it would not be advisable to begin conversion to a REIT structure without a private letter ruling ("PLR") from the Internal Revenue Service ("IRS").

We filed a formal request for a PLR from the IRS in late July while we continued to assess the feasibility and potential benefits of a REIT conversion. In February 2013, we received a favorable ruling from the IRS substantially in the form submitted, and announced that we had completed our analysis of the feasibility and potential benefits of a REIT conversion and had reorganized our corporate structure to facilitate our qualification as a REIT for federal income tax purposes effective for our taxable year beginning January 1, 2013. We believe such a REIT conversion has the potential to maximize our ability to create stockholder value given the nature of our assets, help lower our cost of capital, draw a larger base of potential stockholders, provide greater flexibility to pursue growth opportunities, and create a more efficient operating structure.

Beginning January 1, 2013, we have provided correctional services and conducted other operations through TRSs. A TRS is a subsidiary of a REIT that is subject to applicable corporate income tax and certain qualification requirements. Our use of TRSs enables us to continue to provide correctional services at facilities we own and at facilities owned by our government partners and to engage in certain other operations while complying with REIT qualification requirements. Our use of TRSs also allows our TRSs to retain income generated by their operations for reinvestment without the requirement of distributing those earnings.

As a REIT, we generally will not be subject to federal income taxes on our REIT taxable income and gains that we distribute to our stockholders, including the income derived from providing prison bed capacity and correctional services to our government partners. REIT taxable income generally means the taxable income of the REIT less the REIT's deduction for dividends paid and subject to certain other adjustments. However, even as a REIT, we will remain obligated to pay income taxes on earnings from our TRS operations.

To qualify and be taxed as a REIT, we will generally be required to annually distribute to our stockholders an amount equal to at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains). Our REIT taxable income typically will not include income earned by our TRSs except to the extent the TRSs pay dividends to the REIT. Prior to the REIT conversion, we operated as a taxable C corporation for federal income tax purposes. A REIT is not permitted to retain earnings and profits accumulated during the years it was taxed as a C corporation, and must make one or more distributions to stockholders that equal or exceed those accumulated amounts.

To qualify for taxation as a REIT for the taxable year beginning January 1, 2013, we must distribute to our stockholders on or before December 31, 2013, our undistributed earnings and profits attributable to our pre-REIT taxable periods ending prior to January 1, 2013, which we intend to distribute as a one-time special distribution to our stockholders (the "E&P Distribution"). We currently expect the E&P Distribution will be composed of cash and shares of our common stock, at each stockholder's election, subject to a cap on the total amount of cash equal to 20% of the aggregate amount of the E&P Distribution. The balance of the E&P Distribution will be in the form of shares of our common stock. The IRS confirmed in the PLR we received on February 7, 2013 that each of the cash and stock components of the E&P Distribution will be treated as a taxable distribution, which will reduce our accumulated earnings and profits. If the total amount of cash elected by our stockholders exceeds 20% of the total value of the E&P Distribution, then, in general, the available cash will be prorated among those stockholders that elect to receive cash. The details and consequences of the E&P Distribution will be described in greater detail in the election form and accompanying materials that will be mailed to stockholders in connection with the E&P Distribution.

We intend to increase our regular quarterly distribution in 2013 to help ensure that we qualify for taxation as a REIT. The amount, timing and frequency of future distributions, however, will be at the sole discretion of our Board of Directors and will be declared based upon various factors, many of which are beyond our control, including our financial condition and operating cash flows, the amount required to maintain our qualification and taxation as a REIT and to minimize or eliminate any income and excise taxes that we otherwise would be required to pay, limitations on distributions in our existing and future debt instruments, our ability to utilize any net operating losses ("NOLs") to offset, in whole or in part, our REIT distribution requirements, the limitations on our ability to fund distributions using cash generated through our TRSs and other factors that our Board of Directors may deem relevant.

As further described under our "Capital Strategy" hereafter, we expect to execute several debt capital markets transactions during 2013 in order to obtain the flexibility needed to make the E&P Distribution, increase our quarterly dividend payments, and to raise additional capital to fund various aspects of the REIT conversion. For instance, we plan to refinance all of our $465 million 7.75% senior notes due 2017 and may also seek an amendment to our $785 million revolving credit facility to obtain greater operating flexibility under the REIT structure. We also plan to raise additional debt capital to fund the payment of up to 20% of the E&P Distribution in cash, the debt refinancing and issuance costs, and the other REIT conversion costs. The specific timing, structure, and terms of these transactions have not yet been determined. However, we are confident in our ability to execute these transactions in 2013 given our modest leverage, strong balance sheet and strong historical support from the credit markets.

Competitive Strengths

We believe that we benefit from the following competitive strengths:

Financial Flexibility. As of December 31, 2012, we had cash on hand of $62.9 million and $104.0 million available under our $785.0 million revolving credit facility, with a total weighted average effective interest rate of 4.8% on all outstanding debt, while our total weighted average maturity on all outstanding debt was 4.2 years. The January 2012 expansion of the revolving credit facility from $450.0 million to $785.0 million and the subsequent repayments throughout 2012 of outstanding senior unsecured notes lowered our total weighted average interest rate and extended our weighted average debt maturity, while lowering our total debt and improving our leverage and interest coverage ratios. Although we increased our exposure to variable rate debt, we believe we have the ability to fix the interest rate on some or all of this debt through the issuance of new debt securities or otherwise enter into swap arrangements when we determine that market conditions for such transactions are favorable. During the year ended December 31, 2012, we generated $283.3 million in cash through operating activities, and as of December 31, 2012, we had net working capital of $184.3 million.

We incurred $4.2 million in conversion costs during 2012 in connection with our conversion to a REIT. Further, we expect to incur significant expenditures in connection with our conversion to a REIT throughout 2013. Specifically, we expect to pay up to $25.0 million of one-time costs related to the REIT conversion and up to $140.0 million of the E&P Distribution in cash. In addition, we must make the E&P Distribution on or before December 31, 2013 to be eligible to elect to be taxed as a REIT effective January 1, 2013. If we elect to be treated as a REIT, we generally will not be subject to federal corporate income taxes on the portion of our capital gain or ordinary income from our REIT operations that is distributed to our stockholders. This treatment would substantially eliminate the "double taxation" on earnings from REIT operations that typically occurs at the corporate level and once again at the stockholder level.

To meet REIT distribution requirements and maintain our ability to qualify and elect to be treated as a REIT, we expect to execute debt capital markets transactions during 2013. Specifically, we currently plan to refinance all of our $465.0 million 7.75% senior notes due 2017 to lower the interest rate on our debt and to provide us with the flexibility needed to pay higher dividends, including the E&P Distribution. We may also seek an amendment to our amended and restated revolving credit facility to provide greater flexibility under our REIT structure and to fund the payment of up to 20% of the E&P Distribution in cash, debt refinancing and issuance costs, and REIT conversion costs. While the specific timing, structure, and terms of these transactions have not yet been determined, we are confident in our ability to execute these transactions during 2013 given our modest leverage, strong balance sheet and strong historical support from the credit markets.

Capital Strategy

As further described herein, in February 2013, we received a favorable ruling from the IRS substantially in the form submitted, and announced that we had completed our analysis of a REIT conversion and had reorganized our corporate structure to facilitate our qualification as a REIT for federal income tax purposes effective for our taxable year beginning January 1, 2013. We believe such a conversion has the potential to lower our cost of capital, draw a larger base of potential stockholders, provide greater flexibility to pursue growth opportunities, and create a more efficient operating structure.

To qualify and be taxed as a REIT, we will generally be required to annually distribute to our stockholders an amount equal to at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains). We intend to increase our regular quarterly distribution in 2013 to help ensure that we qualify for taxation as a REIT. The amount, timing and frequency of future distributions, however, will be at the sole discretion of our Board of Directors and will be declared based upon various factors, many of which are beyond our control, including our financial condition and operating cash flows, the amount required to maintain REIT status and minimize any income and excise taxes that we otherwise would be required to pay, limitations on distributions in our existing and future debt instruments, our ability to utilize any net operating losses ("NOLs") to offset, in whole or in part, our distribution requirements, limitations on our ability to fund distributions using cash generated through our TRSs and other factors that our Board of Directors may deem relevant.

We incurred $4.2 million in conversion costs during 2012 in connection with our conversion to a REIT. Further, we expect to incur significant expenditures in connection with our conversion to a REIT throughout 2013. Specifically, we expect to pay up to $25.0 million of one-time costs related to the REIT conversion and up to 20% of the E&P Distribution in cash. In addition, we must make the E&P Distribution, which we estimate to be $650.0 million to $700.0 million, on or before December 31, 2013 to be eligible to elect to be taxed as a REIT effective January 1, 2013. To meet REIT distribution requirements and maintain our qualification and taxation as a REIT, we intend to issue additional debt securities in the short-term. As part of our reorganization, our primary TRS entered into an indemnity agreement with us under which the TRS has become responsible for the debt service and principal repayment of $100.0 million of our 7.75% senior notes due 2017. We currently plan to refinance all of our $465.0 million 7.75% senior notes due 2017, including the $100.0 million indemnified by the TRS, to provide us with the flexibility needed to pay higher dividends, including the E&P Distribution, and to fund the payment of up to 20% of the E&P Distribution in cash, debt refinancing costs, and REIT conversion costs. We may also seek an amendment to our revolving credit facility to obtain greater flexibility under our REIT structure. While the specific timing, structure, and terms of these transactions have not yet been determined, we are confident in our ability to execute these transactions during 2013 given our modest leverage, strong balance sheet and strong historical support from the credit markets.

ITEM 1A RISK FACTORS.

Risks Related to our REIT Conversion

If we fail to qualify as a REIT or fail to remain qualified as a REIT, we would be subject to tax at corporate income tax rates and would not be able to deduct distributions to stockholders when computing our taxable income.

We expect to be taxed as a REIT under the Internal Revenue Code (the "Code"), commencing with our taxable year beginning January 1, 2013. We believe we are operating so as to qualify as a REIT under the Code and believe that our organization and method of operation complies with the rules and regulations promulgated under the Code and will enable us to continue to qualify as a REIT. However, we cannot assure you that we will qualify as a REIT, or that we will remain qualified as a REIT. Qualification as a REIT requires us to satisfy numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex sections of the Code which may change from time to time and for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, the REIT must derive at least 95% of its gross income in any year from qualifying sources. In addition, a REIT is required to distribute annually to its stockholders at least 90% of the REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains) and must satisfy specified asset tests on a quarterly basis.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income computed in the usual manner for corporate taxpayers without deduction for distributions to our stockholders and we may need to borrow additional funds or issue securities to pay such additional tax liability. Any such corporate income tax liability could be substantial and would reduce the amount of cash available for other purposes because, unless we are entitled to relief under certain statutory provisions, we would be taxable as a C corporation, beginning in the year in which the failure occurs, and we would not be allowed to re-elect to be taxed as a REIT for the following four years.

We could be dependent on external sources of capital to comply with and to satisfy the REIT distribution requirements, which could adversely affect our overall financial performance.

We incurred $4.2 million in conversion costs during 2012 in connection with our conversion to a REIT. Further, we expect to incur significant expenditures in connection with our conversion to a REIT throughout 2013. We expect to pay up to $25.0 million of one-time costs related to the REIT conversion and up to $140.0 million of the E&P Distribution in cash. In addition, we must make the E&P Distribution on or before December 31, 2013 to be eligible to elect to be taxed as a REIT effective January 1, 2013. To meet REIT distribution requirements and maintain our qualification and taxation as a REIT, we intend to refinance all of our $465.0 million 7.75% senior notes due 2017 to lower the interest rate on our debt and to provide us with the flexibility needed to pay higher dividends, including the E&P Distribution, and to fund debt refinancing costs, and REIT conversion costs. We may also seek an amendment to our revolving credit facility to obtain greater flexibility under our REIT structure. While the specific timing, structure, and terms of these transactions have not yet been determined, we are confident in our ability to execute these transactions during 2013 given our modest leverage, strong balance sheet and strong historical support from the credit markets. If we are unable to refinance the 7.75% senior notes to provide us with more flexibility to pay dividends, we believe we have the ability to satisfy our distribution requirements, including the portion of the E&P Distribution we expect to pay in cash, with the proceeds received from an offering of our common stock or through the issuance of other securities instead. If we are unable to satisfy the E&P Distribution or if we are unable to refinance our 7.75% senior notes to provide us with more flexibility to pay dividends, we may fail to qualify as a REIT for 2013.

In order to qualify as a REIT, we will also be required each year to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain) and we will be subject to tax to the extent our net taxable income (including net capital gain) is not fully distributed. Accordingly, we may not be able to fund all future capital needs, including acquisition and development activities, from cash retained from operations and may require additional capital from third-party sources to make new investments. We may acquire additional capital through our issuance of securities senior to our common stock, including additional borrowings or other indebtedness or the issuance of additional securities. Issuance of such senior securities creates additional risks because leverage is a speculative technique that may adversely affect common stockholders. If the return on securities acquired with borrowed funds or other leverage proceeds does not exceed the cost of the leverage, the use of leverage could cause us to lose money. Additionally, the issuance of senior securities involves offering expenses and other costs, including interest payments, which are borne indirectly by our common stockholders. Fluctuations in interest rates could increase interest payments on our senior securities, and could reduce cash available for distribution on common stock. Increased operating costs, including the financing cost associated with any leverage, may reduce our total return to common stockholders. Rating agency guidelines applicable to any senior securities may impose asset coverage requirements, dividend limitations, voting right requirements (in the case of the senior equity securities), and other restrictions. Further, the terms of any senior securities or other borrowings may impose additional requirements, restrictions and limitations that are more stringent than those required by a rating agency that rates outstanding senior securities that may have an adverse effect on us and may affect our ability to pay distributions to our stockholders. On the other hand, we may not be able to raise such additional capital in the future on favorable terms or at all. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. We may issue debt securities, other instruments of indebtedness or preferred stock, and we may borrow money from banks or other financial institutions.

Further, in order to maintain our REIT status, we may need to borrow funds to meet the REIT distribution requirements even if the then-prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. Our ability to access debt and equity capital on favorable terms or at all is dependent upon a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings and cash distributions and the market price of our securities. Issuance of debt or equity securities will expose us to typical risks associated with leverage, including increased risk of loss.

To the extent our ability to issue debt or other senior securities such as preferred stock is constrained, we may depend on issuance of additional shares of common stock to finance new investments. If we raise additional funds by issuing more shares of our common stock or senior securities convertible into, or exchangeable for, shares of our common stock, the percentage ownership of our stockholders at that time would decrease, and you may experience dilution.

There are uncertainties relating to our estimate of the E&P Distribution.

To qualify for taxation as a REIT effective for the year ended December 31, 2013, we are required to distribute to our stockholders on or before December 31, 2013, our undistributed accumulated earnings and profits attributable to taxable periods ending prior to January 1, 2013, which we currently estimate to be $650.0 million to $700.0 million. We believe that the total value of the E&P Distribution will be sufficient to fully distribute our accumulated earnings and profits and that a portion of the E&P Distribution will exceed our accumulated earnings and profits. However, the amount of our undistributed accumulated earnings and profits is a complex factual and legal determination. We may have less than complete information at the time we estimate our earnings and profits or may interpret the applicable law differently from the IRS. Substantial uncertainties exist relating to the computation of our undistributed accumulated earnings and profits, including the possibility that the IRS could, in auditing tax years through 2012, successfully assert that our taxable income should be increased, which could increase our pre-REIT accumulated earnings and profits. Thus, we could fail to satisfy the requirement that we distribute all of our pre-REIT accumulated earnings and profits by the close of our first taxable year as a REIT. Moreover, although there are procedures available to cure a failure to distribute all of our pre-REIT accumulated earnings and profits, we cannot now determine whether we would be able to take advantage of them or the economic impact to us of doing so.

Performing services through our TRSs may increase our overall tax liability relative to other REITs or subject us to certain excise taxes.

A TRS may hold assets and earn income, including income earned from the performance of correctional services, that would not be qualifying assets or income if held or earned directly by a REIT. We conduct a significant portion of our business activities through our TRSs. Our TRSs are subject to federal, foreign, state and local income tax on their taxable income, and their after-tax net income is available for distribution to us but is not required to be distributed to us. The TRS rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to ensure that the TRS is subject to an appropriate level of corporate income taxation. We believe our arrangements with our TRSs are on arm's-length terms and intend to continue to operate in a manner that allows us to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to avoid application of the 100% excise tax or the limitations on interest deductions discussed above.

The value of the securities we own in our TRS is limited under the REIT asset tests.

Under the Code, no more than 25% of the value of the gross assets of a REIT may be represented by securities of one or more TRSs. This limitation may affect our ability to increase the size of our TRSs', or other non-REIT qualifying, operations and assets, and there can be no assurance that we will be able to comply with the 25% limitation. If we are unable to comply with the 25% limitation, we would fail to qualify as a REIT. Furthermore, our significant use of TRSs may cause the market to value shares of our common stock differently than the stock of other REITs, which may not use TRSs as extensively. Although we will monitor the value of our investments in TRSs, there can be no assurance that we will be able to comply with the 25% limitation discussed above.

We may be limited in our ability to fund distributions using cash generated through our TRSs.

At least 75% of gross income for each taxable year as a REIT must be derived from passive real estate sources and no more than 25% of gross income may consist of dividends from our TRSs and other non-real estate income. This limitation on our ability to receive dividends from our TRSs may affect our ability to fund cash distributions to our stockholders using cash from our TRSs. Moreover, our TRSs are not required to distribute their net income to us, and any income of our TRSs that is not distributed to us will not be subject to the REIT income distribution requirement.

REIT ownership limitations may restrict or prevent you from engaging in certain transfers of our common stock.

In order to satisfy the requirements for REIT qualification, no more than 50% in value of all classes or series of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year beginning with our 2014 taxable year. To assist us in satisfying this share ownership requirement, we intend to request our stockholders' approval for an amendment to our charter imposing ownership limits on each class and series of our shares of stock. Under applicable constructive ownership rules, any shares of stock owned by certain affiliated owners generally would be added together for purposes of the common stock ownership limits, and any shares of a given class or series of preferred stock owned by certain affiliated owners generally would be added together for purposes of the ownership limit on such class or series.

If anyone transfers shares of our common stock in a manner that would violate the ownership limits, or prevent us from qualifying as a REIT under the federal income tax laws, under the proposed charter, those shares of common stock instead would be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the ownership limit. If this transfer to a trust fails to prevent such a violation or fails to permit our continued qualification as a REIT, then the initial intended transfer would be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. If our stockholders approve an amendment to our charter as discussed above, anyone who acquires shares in violation of the ownership limit or the other restrictions on transfer bears the risk of suffering a financial loss when the shares of common stock are redeemed or sold if the market price of our shares of common stock falls between the date of purchase and the date of redemption or sale. If our stockholders do not approve this amendment to our charter, we may not be able to satisfy the REIT stock ownership limitations on a continuing basis, which could cause us to fail to qualify as a REIT.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our common stock. In particular, at the end of each calendar quarter, at least 75% of the value of our gross assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities that constitute qualified real estate assets and securities of our TRSs) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our gross assets (other than government securities, securities that constitute qualified real estate assets and securities of our TRSs) can consist of the securities of any one issuer, and no more than 25% of the value of our total gross assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. In order to meet these tests, we may be required to forego investments we might otherwise make or to liquidate otherwise attractive investments. Thus, compliance with the REIT requirements may hinder our performance and reduce amounts available for distribution to our stockholders.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

We have not established a minimum distribution payment level, and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future.

We are generally required to distribute to our stockholders at least 90% of our net taxable income (excluding net capital gains) each year to qualify as a REIT under the Code, which requirement we currently intend to satisfy. To the extent we satisfy the 90% distribution requirement but distribute less than 100% of our net taxable income (including net capital gains), we will be subject to federal corporate income tax on our undistributed net taxable income. We have not established a minimum distribution payment level, and our ability to make distributions to our stockholders may be adversely affected by the issues described in the risk factors set forth in this annual report. Subject to satisfying the requirements for REIT qualification, we intend over time to make regular quarterly distributions to our stockholders. Our Board of Directors has the sole discretion to determine the timing, form and amount of any distributions to our stockholders. Our Board of Directors makes determinations regarding distributions based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, satisfaction of the requirements for REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our Board of Directors may deem relevant from time to time. Among the factors that could impair our ability to make distributions to our stockholders are:

- our inability to realize attractive returns on our investments;
- unanticipated expenses that reduce our cash flow or non-cash earnings;
- decreases in the value of the underlying assets; and
- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estim

As a result, it is possible that we will not be able to continue to make distributions to our stockholders or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of our shares of common stock. Distributions could be dilutive to our financial results and may constitute a return of capital to our investors, which would have the effect of reducing each shareholder's basis in its shares of common stock. We also could use borrowed funds or proceeds from the sale of assets to fund distributions.

In addition, distributions that we make to our stockholders are generally taxable to our stockholders as ordinary income. However, our dividends are eligible for the lower rate applicable to "qualified dividends" (as described above) to the extent they are attributable to income that was previously subject to corporate income tax, such as the dividends we receive from our TRSs and our E&P Distribution. Also, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us. Our distributions may constitute a return of capital to the extent that they exceed our earnings and profits as determined for income tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a shareholder's investment in our shares of common stock.

Dividends paid in shares of our stock may cause you to be required to pay tax in excess of the cash you receive.

We expect to pay at least 80% of the E&P Distribution in our common stock and may in the future distribute other taxable dividends that are payable in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, such sales may have an adverse effect on the per share trading price of our common stock.

Legislative or other actions affecting REITs could have a negative effect on us, including our ability to qualify as a REIT or the federal income tax consequences of such qualification.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

We could have potential deferred and contingent tax liabilities from our REIT conversion that could limit, delay or impede future sales of our properties.

Even if we qualify for taxation as a REIT, we will be subject to a federal corporate level tax at the highest regular corporate rate (currently 35%) on all or a portion of the gain recognized from the disposition of any property occurring within a specified period (generally, ten years) after the REIT conversion is completed. Meaning, if during the ten-year period beginning on January 1, 2013, we recognize gain on the disposition of any property we owned on January 1, 2013, then, to the extent of the excess of (i) the fair market value of such property as of January 1, 2013, over (ii) our adjusted income tax basis in such property as of January 1, 2013, we will be required to pay a corporate-level federal income tax on this gain at the highest regular corporate rate. These requirements could limit, delay or impede future sales of our properties. We currently do not expect to sell any asset if the sale would result in the imposition of a material tax liability. We cannot, however, assure you that we will not change our plans in this regard.

Legislative or regulatory action affecting REITs could adversely affect us or our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Changes to the tax laws, regulations and administrative interpretations, which may have retroactive application, could adversely affect us and may impact our taxation or that of our stockholders. Accordingly, we cannot assure you that any such change will not significantly affect our ability to qualify for taxation as a REIT or the federal income tax consequences to us of such qualification.

The ability of our Board of Directors to revoke our REIT qualification, without stockholder approval, may cause adverse consequences to our stockholders.

Our Board of Directors may revoke or otherwise terminate the REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a tax deduction with respect to distributions to our stockholders in computing our taxable income, and we will be subject to federal income tax at regular corporate rates and state and local taxes, which may have adverse consequences on our total return to our stockholders.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSU PURCHASES OF EQUITY SECURITIES.

Dividend Policy

On February 27, 2012, we announced our Board of Directors approved a plan to initiate a quarterly dividend of $0.20 per common share commencing in the second quarter of 2012. Quarterly dividend payments of $0.20 per common share were paid on June 22, 2012, September 28, 2012, and December 14, 2012.

It is our intention to qualify as a REIT effective for our taxable year beginning January 1, 2013. In order to qualify as a REIT, we will be required each year to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) and we will be subject to tax to the extent our net taxable income (including net capital gains) is not fully distributed. While we intend to continue paying regular quarterly cash dividends at levels expected to fully distribute our annual REIT taxable income, future dividends will be paid at the discretion of our Board of Directors and will depend on our future earnings, our capital requirements, our financial condition, alternative uses of capital, the annual distribution requirements under the REIT provisions of the Code and on such other factors as our Board of Directors may consider relevant. During the year ended December 31, 2011 we did not pay any dividends on our common stock. Pursuant to the terms of the indentures governing our senior notes and our amended and restated revolving credit facility, depending on our leverage ratio, we are limited in the amount of dividends we can declare or pay on our outstanding shares of common stock.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

REIT Conversion

In May 2012, we announced we were assessing the feasibility of a conversion to a real estate investment trust ("REIT") and had assembled a team of outside tax, legal and financial advisors to assist management and the board of directors in determining if we could structure our operations in such a way as to allow us to maintain the strategic alignment of our real estate and operations under a single publicly traded umbrella, qualify for status as a REIT and continue to provide correctional services through one or more taxable REIT subsidiaries ("TRSs"). As part of this assessment, we concluded that it would not be advisable to begin converting to a REIT structure without a private letter ruling ("PLR") from the Internal Revenue Service ("IRS").

We filed a formal request for a PLR from the IRS in late July while we continued our own internal analysis of the feasibility and potential benefits of a REIT conversion. In February 2013, we received a favorable ruling from the IRS substantially in the form submitted, and announced that we had completed our analysis of the feasibility and potential benefits of a REIT conversion and had completed the reorganization of our corporate structure to begin operating as a REIT for federal income tax purposes effective January 1, 2013. We believe such a REIT conversion has the potential to maximize our ability to create stockholder value given the nature of our assets, help lower our cost of capital, draw a larger base of potential stockholders, provide greater flexibility to pursue growth opportunities, and create a more efficient operating structure.

Beginning January 1, 2013, we have provided correctional services and conducted other operations through one or more TRSs. A TRS is a subsidiary of a REIT that is subject to applicable corporate income tax and certain qualification requirements. Our use of TRSs enables us to continue to provide correctional services at facilities we own and at facilities owned by our government partners and to engage in certain other operations while complying with REIT qualification requirements. Our use of TRSs also allows our TRSs to retain income generated by their operations for reinvestment without the requirement of distributing those earnings.

As a REIT, we generally will not be subject to federal income taxes on our REIT income and gains that we distribute to our stockholders, including the income derived from providing prison bed capacity and correctional services to our government partners. However, even as a REIT, we will remain obligated to pay income taxes on earnings from our TRS operations.

To qualify and be taxed as a REIT, we will generally be required to annually distribute to our stockholders an amount equal to at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains). Our REIT taxable income typically will not include income earned by our TRSs except to the extent the TRSs pay dividends to the REIT. Prior to the REIT conversion, we operated as a C corporation for federal income tax purposes. A REIT is not permitted to retain earnings and profits accumulated during the years it was taxed as a C corporation, and must make one or more distributions to stockholders that equal or exceed those accumulated amounts. To qualify for taxation as a REIT for the taxable year beginning January 1, 2013, we must distribute to our stockholders on or before December 31, 2013, our undistributed earnings and profits attributable to our pre-REIT taxable periods ending prior to January 1, 2013, which we intend to make as a one-time special distribution to our stockholders (the "E&P Distribution"). We currently expect the E&P Distribution will be composed of cash and shares of our common stock, at each stockholder's election, subject to a cap on the total amount of cash equal to 20% of the aggregate amount of the E&P Distribution. The balance of the E&P Distribution will be in the form of shares of our common stock. We cannot determine the number of shares that will be distributed to our stockholders until such time of the distribution.

We intend to increase our regular quarterly distribution in 2013 to help ensure that we qualify for taxation as a REIT. The amount, timing and frequency of future distributions, however, will be at the sole discretion of our Board of Directors and will be declared based upon various factors, many of which are beyond our control, including our financial condition and operating cash flows, the amount required to maintain qualification and taxation as a REIT and reduce any income and excise taxes that we otherwise would be required to pay, limitations on distributions in our existing and future debt instruments, our ability to utilize any net operating losses ("NOLs") to offset, in whole or in part, our REIT distribution requirements, the limitations on our ability to fund distributions using cash generated through our TRSs and other factors that our Board of Directors may deem relevant.



Human Rights Defense Center

DEDICATED TO PROTECTING HUMAN RIGHTS

February 15, 2013 **Sent via email and certified mail**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America's January 15, 2013 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal

Ladies and Gentlemen:

I, Alex Friedmann (the "Proponent"), am writing in response to the request by Corrections Corporation of America (the "Company" or "CCA") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") seeking Staff concurrence with CCA's view that it may properly exclude the Proponent's shareholder proposal and supporting statement (the "Proposal") from CCA's proxy materials to be distributed in connection with its 2013 Annual Meeting of Stockholders (the "Proxy Materials"). I respectfully request that the Staff not concur with CCA's view that it may exclude the Proposal from its Proxy Materials, as CCA has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008), I have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies. A copy of this letter has concurrently been sent to CCA via email and hard copy.

By letter dated January 15, 2013 (the "No-Action Request"), CCA requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials on three grounds. First, the Company seeks concurrence in its view that it may exclude the Proposal pursuant to Rule 14a-8(i)(10) because the Proposal "has been substantially implemented by the Company." Secondly, the Company seeks concurrence in its view that the Proposal may be excluded

Respond to Tennessee Office:
Alex Friedmann, Associate Director
5331 Mt. View Road #130
Antioch, TN 37013
Phone: 615.495.6568 Fax: 866.735.7136

pursuant to Rule 14a-8(i)(7) because the Proposal "relates to the ordinary business operations of the Company." Lastly, CCA seeks concurrence that it may omit the Proposal pursuant to Rule 14a-8(i)(3) because it "contains statements that are misleading." Under Rule 14a-8(g), the company bears the burden of persuasion to demonstrate that it is entitled to omit a proposal. For the reasons set forth below, I submit that CCA has failed to meet its burden of persuasion, and thus the Staff should not concur that the Company may exclude the Proposal.

I. The Proposal

On November 20, 2012, the Proponent, as a beneficial holder of at least $2,000 in market value of CCA's common stock, submitted a shareholder proposal to the Company pursuant to Rule 14a-8 addressing the Company's potential conversion to a real estate investment trust ("REIT"). Specifically, the Proposal seeks to provide for a report to stockholders that would disclose critical information regarding the impact on shareholders should the Company choose to effectuate the conversion. The Proposal reads as follows:

> **RESOLVED:** That the stockholders of Corrections Corporation of America ("Company") request that the Board of Directors ("Board") issue a report to the Company's stockholders within sixty (60) days after the 2013 annual meeting of shareholders, at reasonable cost and excluding proprietary information, that addresses the following matters regarding the Company's potential conversion to a real estate investment trust ("REIT"):
>
> 1. Any known disadvantages to stockholders, and/or advantages to the Company, should the Company elect to make required REIT dividend distributions primarily in the form of stock rather than cash.
>
> 2. The extent to which the Board has taken into account the Company's prior conversion to a REIT in 1999 and the outcome of same.
>
> 3. The extent to which the Board has taken into account shareholder lawsuits related to the Company's prior conversion to a REIT and the outcome of same.
>
> 4. How the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs – including the limitation on REIT assets that can be held in non-qualifying securities or stock of taxable REIT subsidiaries – and the federal tax implications of same for the Company.
>
> This Resolution requests that the Board issue the requested report to shareholders whether or not the Company has already converted to a REIT, or announced plans to do so, prior to the Company's 2013 annual shareholder meeting.

The Proposal's supporting statement explains that in a recent press release, the Company stated its intention to make the required earnings and profits ("E&P") distribution, should the Company undergo the REIT conversion, in a divided cash and stock dividend of approximately 80% in stock and 20% in cash. A distribution consisting of 80% stock means that investors may not be able to realize immediate economic value from the transition. Accordingly, the Proposal asks the Company to address in the requested report any known advantages or disadvantages should the Company elect to make the distribution primarily in stock. Similarly, conversion to a REIT has radically different tax consequences directly for shareholders of the Company, since a REIT is not taxed at the trust level but rather shareholders are taxed individually on the income they obtain through the required distribution.

The Proposal's supporting statement also provides the significant fact that the Company has once previously converted to a REIT—a fact which the Company has yet to reveal in any of its communications with shareholders regarding the potential REIT conversion. In 1999, the Company briefly converted to a REIT, and the conversion resulted in adverse consequences to shareholders. Following the conversion, the Company's stock price dropped dramatically from over $60.00 per share to under $1.00 per share. This drastic depletion of share value almost resulted in the Company delisting from the NYSE, which the Company was able to avoid by instituting a 1-for-10 reverse stock split. The supporting statement indicates that the poor outcome of the prior REIT conversion prompted a series of lawsuits against the Company alleging that Company directors had concealed material information from shareholders regarding the REIT conversion and its potential impact on shareholders. The lawsuits were eventually settled for approximately $104 million in stock and cash, and the Company reversed its REIT conversion. Given the Company's pertinent history on the very matter at issue, as well as the serious financial implications for shareholders should the conversion to a REIT be accomplished, the Proposal understandably emphasizes the imperative need for a report providing full disclosure to shareholders regarding the Board's consideration of these matters.

II. The Company's Planned Annual Report Does Not "Substantially Implement" the Proposal Under Rule 14a-8(i)(10)

The Staff has stated that whether a shareholder proposal has been substantially implemented by a company under Rule 14a-8(i)(10) "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Consequently, an evaluation of "substantial implementation" turns upon whether the actions of a company satisfactorily address the underlying concerns and the essential objective of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (avail. March 29, 2011); *The Proctor & Gamble Company* (avail. Aug. 4, 2010); *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.*, (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006).

The Company states that it released information about its potential conversion to a REIT via two press releases, and two quarterly earnings releases. It further states that any new information it plans to release will also likely be contained in press releases or quarterly earnings releases. To begin with, the medium (quarterly earnings and press releases) the Company has employed does not fulfill the Proponent's objective. The Proponent here seeks meaningful disclosure through a specialized report to shareholders, not a simple press release, or information buried in a quarterly earnings release. The Staff has previously denied no-action requests under Rule 14a-8(i)(10) where a company sought to satisfy a proponent's request for a report via disclosures through some other information medium. *See, e.g., General Motors Corp.* (avail. Mar. 5, 2004) (proposal sought a report on global warming, and company was set to release information on a website; shareholder successfully argued that "a website is not a report to stockholders").

Not only does the form of the Company's disclosure fail to effectively satisfy the Proponent's essential objective, a comparison of the Proposal against the information CCA has released indicates that the content itself does not match the Proponent's request, and as such cannot be said to compare favorably with the guidelines of the Proposal.

The Proposal, if approved, would require the Board to produce a report detailing, among other things:

- Advantages and disadvantages to shareholders and the Company if the Company makes a required REIT distribution in stock rather than cash.
- The extent to which the Board has taken into account the Company's prior conversion to a REIT in 1999, the ensuing lawsuits, and the outcome of same.
- The specific tax implications on shareholders if the Company elects to convert to a REIT, and how CCA plans to comply with REIT requirements going forward.

While the Company has provided some information about its potential conversion to a REIT, the disclosures do not contain the information the Proponent has requested and thus cannot be found to compare favorably with the guidelines of the Proposal. The Company states that it announced in a press release that it was considering conversion to a REIT, and that it was "evaluat[ing] the potential benefits the TRS [taxable REIT subsidiary] structure could provide, including an increase in long-term shareholder value, more tax-efficient corporate structure with higher cash flow, and a lower cost of capital, while maintaining access to capital to fund future growth, as well as the potential costs and operational challenges involved in converting to a TRS structure." The Company also disclosed it had discussions with the IRS, and that it requested a formal private letter ruling from the IRS. In a later update, the Company noted that it would make required E&P distributions in a combination of cash and stock, that it would incur certain one-time and long-term costs in connection with the conversion, and that it would not be required to make any divestiture of assets.

While the Proponent does not dispute that the Company did indeed make these disclosures (albeit in press releases and quarterly earnings reports), it is evident that the disclosures do not satisfy all that the Proponent has requested in his Proposal. In fact, these disclosures do not include *even one* of the primary components of the report requested by the Proponent. The Company has not revealed any known advantages or disadvantages to the Company and its stockholders should the Company make the required E&P distribution primarily in stock rather than cash. The Company has not disclosed to shareholders information about its previous conversion to a REIT, and the associated lawsuits that followed. The Company has further not provided details about the tax implications for shareholders under a REIT structure, or how it plans to comply with REIT requirements going forward in a manner that does not produce the same negative consequences that it experienced in its prior REIT conversion. Given that the Company has not provided any of the information the Proponent seeks, it cannot claim to have "substantially implemented" the Proposal.

Subsequent to the Company filing its no-action request, it did make certain additional disclosures by means of another press release announcing that the Company received a favorable private letter ruling from the IRS. *See News Release* (February 7, 2013).[1] The press release confirmed that in light of the private letter ruling, CCA's board of directors had authorized the Company to elect to convert to a REIT, and further noted some of the various changes the Company will be required to implement in order to comply with REIT requirements. CCA also invited shareholders to participate in a February 8, 2013 conference call discussing the items outlined in its press release. While CCA's latest press release provides some additional disclosure about the Company's REIT conversion, it is just another instance of disclosure that does not satisfy the Proponent's essential objective. Like the previous press releases, this one too does not fulfill the Proponent's intent to provide disclosure to shareholders through a specialized report, and further does not address any of the items the Proponent has requested the Company to disclose.

Even though a company has provided some relevant information to shareholders, the Staff has previously found that a company's disclosure of some, but not all of the information, requested in a proposal was insufficient to satisfy "substantial implementation" under Rule 14a-8(i)(10). In *The J.M. Smucker Company* (avail. May 9, 2011), the company sought to exclude a shareholder proposal because the company was preparing to issue a report on the same topic as requested in the shareholder proposal. However, the shareholder proposal also sought a discussion on specific topics which the company did not commit to discuss in its no-action request. Consequently, the company was not allowed to exclude the proposal under Rule 14a-8-(i)(10), as the company's "public disclosures [did not] compare favorably with the guidelines of the proposal." *See also, General Motors Corp.* (avail. Mar. 30, 2006) (company's report detailed some but not all of the requested information). Similarly in this matter, as discussed above, the information the Company has disclosed and proposes to disclose if it decides to proceed with a REIT conversion does not compare favorably with the guidelines of the Proposal. Therefore, the Company should not be able to exclude the Proposal because it has not been "substantially implemented" as required under Rule 14a-8(i)(10).

Generally, a Proposal is excludable as "substantially implemented" under Rule 14-8(i)(10) when the company has *already* undertaken steps that serve to fulfill the intent of the Proposal, so that it can be appropriately deemed substantially implemented. While the Company offers examples of action it has already taken to substantially implement the Proposal, the Company seems ready to acknowledge that it has not yet substantially implemented the Proposal, since its main argument is that the Proposal may be excluded because it "*will be* substantially implemented" (emphasis

[1] http://ir.correctionscorp.com/phoenix.zhtml?c=117983&p=irol-newsArticle&ID=1783179&highlight=

added). Citing several no-action letters, the Company nonetheless maintains that "substantial implementation" may be satisfied by taking future action. However, the precedents the Company relies on all fit a certain set of facts that differ substantially from the Company's actions.

DIRECTV (avail. Feb. 22, 2011), *NiSource Inc.* (avail. Mar. 10, 2008), and *Johnson & Johnson* (avail. Mar. 10, 2008) all involve the nearly identical situation in which a shareholder submits a proposal to amend a bylaw. In these no-action requests, the companies produced evidence that the specific amendment requested by the proponent was already covered by an alternate proposal that such company was planning to include in its proxy materials. In fact, in two of these examples, the board of directors had been planning on voting on the alternate proposal around the same time the no-action letter was requested, and was able to send the Staff a confirmation after it did indeed vote on the proposal—before the Staff made its deliberation on the no-action request. These were situations where the company's actions indicated that the proposal's essential objective was substantially implemented by the time the Staff ruled on the request.

There is no parallel between the facts in those no-action letters, and the facts at issue regarding the Proposal. The Proponent is seeking a report aimed at providing disclosure to shareholders, not an amendment to a bylaw. Unlike the no-action requests CCA relies on, in which the companies commit to perform certain concrete actions, here the Company states only that it "*anticipates* that it would make substantial additional disclosures," but does not say it *will* make such disclosures, nor specify what those disclosures will be or whether they address all of the points included in the Proposal. Thus, the Company only cites action it *may* take if it proceeds with the REIT conversion—it does not commit to any definitive action.[2] Furthermore, the disclosure the Company intends to make if the Company decides to implement a REIT conversion does not satisfy the information requested in the Proposal, as discussed in more detail above. As such, the Company has not provided any support for its claim that it has satisfied Rule 14a8-(i)(10), as it relies on undefined, hypothetical actions that the Company may or may not take depending on its ultimate decision regarding a REIT conversion. Taken as a whole, the steps the Company has taken and plans to take to substantially implement the Proposal do not accomplish the task of satisfactorily addressing the essential objective of the Proposal.

---

[2] The Proponent would note that CCA has previously informed the Staff that the Company "intended" to take certain action in a prior no-action letter that it subsequently failed to undertake. In its no-action letter concerning the Proponent's 2011 proposal, the Company stated, in a Dec. 23, 2011 letter from CCA Assistant General Counsel Scott Craddock, that it "currently intends to post on its web site as soon as practicable (and in no event later than the timeframe requested by the Proposal) a report on the Board of Directors' (the 'Board's') oversight of the Company's efforts to reduce incidents of rape and sexual abuse of prisoners housed in facilities operated by the Company [the subject of the 2011 Proposal], which report will be provided on an annual basis going forward." However, the Company subsequently failed to post on its web site any such report, either within the time frame the Company represented to the Staff or to date.

III. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(7) Because the Proposal Involves Extraordinary Business Operations that Transcend Day-to-Day Business Matters

A company may omit a shareholder proposal under Rule 148-a(i)(7) if the proposal relates to the company's ordinary business operations. The Commission has stated that "the ordinary business exclusion rests on two central considerations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first consideration relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* However, the Commission has also stated that it has become "increasingly cognizant that the adequacy of risk management and oversight can have major consequences for a company and its shareholders." *Staff Legal Bulletin* No. 14E (CF) (Oct. 27, 1999). As such, it will now consider the underlying subject matter of the proposal, and when the underlying subject matter "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote," the proposal will generally not be excludable under Rule 14a-8(i)(7). *Id.*

The Company contends that its potential conversion to a REIT is an ordinary business operation because "decisions regarding how best to structure the Company's operations...to generate value for shareholders and deliver services to customers are 'ordinary' in nature and fall squarely within the discretion of the Board and management." The Company further maintains that the Proposal seeks to "micromanage" the Company and its Board by requesting a report detailing the "extent to which the Board has taken into account" the Company's prior conversion to a REIT and subsequent legal issues.

While the Company correctly presents boilerplate language dictating what amounts to an "ordinary business operation," it does not provide any precedent for its argument that conversion to a REIT meets that standard. In acknowledging the complexity of the analysis required in a determination under Rule 14a-8(i)(7), the Staff has stated its intention to approach these decisions on a case-by-case basis. *1998 Release.* Given that the Company has not provided a precedent in which conversion to a REIT was considered an "ordinary business operation," it is necessary to examine the essential nature of a REIT conversion in the context of the Company's prior history in order to determine whether it should be appropriately deemed ordinary or extraordinary.

The Proponent contends that conversion to a REIT, at least under these circumstances, is an extraordinary business operation. First, to qualify for conversion to a REIT, a company must make a distribution of all its accumulated earnings and profits, of which generally at least 20% must be in the form of cash. Second, to remain qualified as a REIT, the company must comply with detailed provisions set out in the Internal Revenue Code, which can affect what the company can do in the future. For example, it must distribute at least 90% of its taxable income to its shareholders annually. This in turn may require the company to issue new stock or incur debt to fund acquisitions. As another example, each year at least 75% of the company's income generally must consist of rents and other income from real estate, and 95% of its income must consist of rents and other passive income, such as dividends, interest and similar items. In addition, there are asset tests the company must satisfy to remain a REIT, which a company that is not a REIT does not have to concern itself with. Thus, with certain exceptions, a REIT cannot acquire stock or other securities of another company that comprise more than 10% of the vote or value of the other company or that comprise more than 5% of the value of its own assets. Furthermore, the company is limited in its hedging activities and is subject to a 100% tax on certain sales of real estate treated as held for sale. Moreover, to carry out the conversion, a company will often have to rework its business operations and revenue streams in order to comply with these many Internal Revenue Code provisions. *See Vail Resorts, Inc.* (avail. Sept. 21, 2010), 2010 WL 3045433. Although these changes to the way the company conducts its business may not be as significant as selling all the assets of the business (which means that the company is no longer engaged in business at all), they clearly are not mere ordinary business operations.

With respect to the sale of a company, the Staff has repeatedly deemed such transactions to be "extraordinary," and not excludable under Rule 14a-8(i)(7). *See, e.g., Capital Senior Living Corp.* (avail. Mar. 23, 2007); *Warwick Valley Telephone Company* (avail. June 23, 2005); *Allegheny Valley Bancorp, Inc.* (avail. Jan. 3, 2001); *Student Loan Corp.* (avail. Mar. 18, 1999); *OHSL Financial Corp.* (avail. Oct. 20, 1995) (all relating to the sale of the company, and found to be extraordinary transactions not excludable from proxy materials).

The Company states that the conversion will not require a shareholder vote; however, CCA does acknowledge that in order to meet REIT shareholder ownership restrictions it plans "to present to shareholders a proposal at our Annual Meeting of Stockholders in May 2013 to approve the addition of certain ownership limitations in CCA's charter."[3] The Proponent contends that the REIT conversion is a sufficiently extraordinary matter for the purpose of the Proponent's requested report to shareholders, particularly in the context of the Company's prior history, as discussed below. Given that the REIT conversion will involve significant changes in the Company's operations and limitations on what the Company can do in the future, and that shareholders will vote on necessary changes to the Company's charter as a result of the REIT conversion, shareholders should be entitled to a report informing them of the important aspects of the conversion, including the particular information the Proposal seeks to include.

Moreover, the Staff should find that CCA's conversion to a REIT is an extraordinary matter based on the particular history of the Company with respect to its prior conversion to a REIT. In 1999, when the Company temporarily converted to a REIT, the value of the Company depleted rapidly, falling from $60 a share to under $1 a share. The Company came close to delisting from the NYSE, and avoided delisting by implementing 1-for-10 reverse stock split. The ensuing

[3] http://ir.correctionscorp.com/phoenix.zhtml?c=117983&p=irol-newsArticle&ID=1783179&highlight=

months involved a series of lawsuits against the Company's management, alleging that it misled shareholders about the conversion to a REIT. The Company settled the lawsuits for approximately $104 million in stock and cash. This history highlights the major impact the previous REIT conversion had on the Company and its shareholders, supporting the conclusion that a REIT conversion should be considered extraordinary. CCA's prior experience with conversion to a REIT also stresses the importance of the Proposal, which seeks to provide shareholders with a full report on a possible conversion to a REIT, so that this time shareholders can be properly informed about such a major restructuring of the Company.

The Company also seeks to exclude the Proposal under Rule 14a-8(i)(7) because it relates to the Company's legal compliance and tax planning functions. In support of this argument, the Company points to several no-action requests in which a proposal was indeed excluded when it related to tax and/or legal compliance issues. However, a closer examination shows that they differ markedly from the Proposal at issue. The first two fact patterns CCA relies upon, unlike the Proposal at issue, involve questions related to a company's employees, an area of business operations that the Staff has traditionally found to fall within the category of ordinary business matters. In *Johnson & Johnson* (avail. Feb. 22, 2010), the proposal sought confirmation from the company that it had verified the legal status of its employees. In *Lowe's Company* (avail. Mar. 12, 2008), the proposal requested a report detailing the company's compliance with state and federal laws governing the classification of employees as compared to independent contractors. Both of these no-action requests involved proposals entirely aimed at gaining assurance from the company that it was complying with relevant laws. In contrast to these proposals, legal compliance is not at issue in this situation. The Proponent is not interested in receiving confirmation that the Company is conforming with the law. Rather, the Proponent seeks information on the discrete issues of the federal tax implications of the REIT conversion on the Company and shareholders, and the Company's plans to comply with IRS rules for REITs should it take on the corporate structure of a REIT. Such issues are very relevant to shareholders, since depending on how the Company forms its new tax structure, the bulk of the Company's taxes may pass through directly to shareholders, who will bear the burden of paying taxes directly from their personal distributions.

Two of the other no-action requests cited by CCA, *Halliburton Co.* (avail. Mar. 10, 2006), and *Crown Central Petroleum Corp.* (avail. Feb. 19, 1997), similarly do not apply to this situation. These no-action requests also involve a shareholder interested in confirmation that the company is legally compliant. In *Halliburton*, the proponent sought a report detailing the company's procedures to eliminate fraud and other law violations, and in *Crown Central* the proponent sought a report verifying the company's compliance with laws regarding cigarette sales to minors. But this Proposal is not concerned with whether CCA is a law-abiding corporation. Presumably, the Company acts only in accordance with the law. The Proponent is interested specifically in disclosure of information to shareholders about the Company's tax treatment and tax compliance if it converts to a REIT. It is worth noting, as a point of comparison, that in all the no-action requests cited by CCA, the sole point of the proposals was to ensure the Company's legal compliance. In contrast, the Proposal is focused around the Company's conversion to a REIT and the disclosure of important information to shareholders in connection with the conversion, only one item of which is the Company's tax structure. The other three items in the Proposal do not even address tax or legal compliance—they seek information regarding how distributions will be made and the Company's prior conversion to a REIT.

For the sake of completeness, it bears mentioning that the final no-action request CCA cites on the issue of legal compliance is also inapplicable to this situation. *H&R Block Inc.* (avail. Aug. 1, 2006), involved a proposal requesting that the company create a legal compliance program regarding lending policies. In finding that the proposal could be excluded, the Staff based its conclusion on the subject matter of the requested program—credit policies, loan underwriting and customer relations. The Staff found that these topics were ordinary business matters, and therefore found the proposal excludable. It made no mention in its decision that the proposal was excludable because it called for a legal compliance program. Accordingly, the request does not stand for the proposition that if a proposal involves legal compliance it is an ordinary business matter; rather, it supports the proposition that if the topics in the proposal address ordinary business matters, such as loans, underwriting or customer relations, the proposal may be excluded. The topic at issue in the Proposal is the Company's restructuring as a REIT, which the Proponent contends is an extraordinary, not ordinary, business matter, particularly within the context of the Company's prior REIT conversion. The Proposal does not involve the ordinary business matters such as loans, underwriting or customer relations that were at issue in *H&R Block Inc.*, and therefore the Proposal should not be excludable on that basis.

Finally, CCA lists a series of no-action requests in which a proposal requested information about the company's tax planning, and the Staff found that these proposals were excludable because they involved the company's ordinary business operations. *See The Home Depot, Inc.* (avail. Mar. 2, 2011); *Verizon Communications Inc.* (avail. Jan. 31, 2006); *General Electric Co.* (avail. Jan. 17, 2006); *Pepsico* (avail. Mar. 13, 2003); and *General Electric Co.* (avail. Feb. 15, 2000). While it is true that a company's general tax planning may be characterized as an ordinary business matter, the Proposal here is distinguishable because it does not involve an ordinary tax matter, particularly in the context of the Company's prior history. Conversion to a REIT involves significant changes to the Company's tax structure, and, among the other effects discussed above, transfers the tax burden from the entity level directly to the shareholder level. This is a fundamental change for shareholders, and one about which they should have the opportunity to be informed. In light of the serious harm that befell the Company and its shareholders when CCA converted to a REIT in 1999, resulting in $104 million in lawsuit payouts and a significant loss in shareholder value, it seems reasonable that the shareholders should be informed about the potential changes to the Company, and the tax implications of same, in a report to shareholders. For these reasons, the Proposal should not be excluded under Rule 14a-8(i)(7).

IV. The Company has Failed to Demonstrate that the Proposal is Materially Misleading Under Rule 14a-8(i)(3)

Under Rule 14a8-(i)(3), a company may omit a proposal if it is "false or misleading with respect to any material fact." In a 2004 Staff Legal Bulletin, the Commission stated that there has been an "unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." *Staff Legal Bulletin (CF)* No. 14B (September 15, 2004). Calling this extension "inappropriate," the Staff reminded companies of Rule 14a-8(l)(2), which states that "the company is not responsible for the contents of the [shareholder's] proposal or supporting statement," and as such, the Staff will only concur in the company's reliance on Rule 14a-8(i)(3) where the company "has demonstrated objectively that the proposal or statement is *materially* false or misleading." *Id.*

The Company argues that the Proponent's statement that "most REITs do not use stock" to make the required E&P distribution, should the Company convert to a REIT, creates a "false impression regarding the common practice of companies using their stock to make required E&P distributions." To support its claim, the Company states that a "quick review of REIT conversions...reveals that companies often do use stock to make E&P distributions required in connection with a REIT conversion." The Company then goes on to list four examples where companies have made the distribution partially in stock.

The Company's effort to label the Proponent's statement as misleading is plainly insufficient. The Proponent never made the claim that *all* companies make distributions in cash; rather, he said only that *most* companies make distributions in cash. By stating that companies "often" do use stock distributions, and listing just *four* examples of such companies, the Company has cited no facts to support its assertion that most companies do not make cash distributions. According to the National Association of Real Estate Investment Trusts, as of January 1, 2012, there were 166 REITs registered with the Commission that traded on major exchanges.[4] Yet CCA has cited only four examples of REITs that use stock to make E&P distributions. As such, CCA has failed to demonstrate that the statement in the Proposal is misleading, and more specifically that it is *materially* misleading. The Company has therefore failed to meet its burden under Rule 14a-8(i)(3) in asserting that the Proponent's statement regarding distributions by REITs is misleading.

The Company further characterizes the Proponent's statement regarding these distributions as misleading because the Proponent termed the distribution a "dividend" rather than an E&P distribution, and as such "creates the misleading implication that the Company intends to pay annual dividends in stock." Here too, the Company's attempt to paint the Proponent's statement as materially misleading is lacking support. The intent of the Proponent's statement is clearly directed to the E&P distribution that is required in connection with any conversion to a REIT, and not to annual dividends. To begin with, the entire proposal is centered around the

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[4] http://www.reit.com/portals/0/PDF/REIT-FAQ.pdf

Company's conversion to a REIT, and indeed, the specific statement in question plainly states "any known disadvantages...should the Company elect to make *required REIT dividend distributions* primarily in the form of stock rather than cash" (emphasis added). Although the Proponent perhaps incorrectly includes the term "dividend," there is no mistaking that the Proponent is referring to the E&P distribution that is required in connection with a company's conversion to a REIT. Further, the Proponent's corresponding supporting statement references the Company's own press release informing shareholders that it if it converts to a REIT, it would pay out the required E&P distribution in a combination of cash and stock. By referencing the specific E&P distribution the Company would make if it converts to a REIT, the Proposal is clearly speaking about that distribution and not an annual dividend (in fact, the word "annual" does not appear anywhere in the Proposal).

Indeed, in a recent press release, the Company refers numerous times to the required REIT distribution as the "E&P dividend," indicating that CCA itself uses such terms interchangeably. *See News Release* (February 7, 2013).[5] Finally, if the Company believes that clarification is needed with respect to the Proposal's language related to the E&P distribution, it can certainly include such clarification in an opposition statement in its proxy materials. *Staff Legal Bulletin (CF)* No. 14B (September 15, 2004) ("We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition"). Accordingly, I respectfully ask the Staff to find that the Company has failed to meet its burden of proof to demonstrate that the Proposal is materially misleading under Rule 14a-8(i)(3).[6]

V. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments I may have, I respectfully submit that CCA has failed to meet its burden of persuasion under Rules 14a-8(i)(10), i(7) and (i)(3), and thus may not omit the Proponent's Proposal from its Proxy Materials.

If the Staff disagrees with this analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (615) 495-6568 or via email, at stein919@gmail.com, if I can be of any further assistance.

Sincerely,



Alex Friedmann
Associate Director, HRDC

[5] http://ir.correctionscorp.com/phoenix.zhtml?c=117983&p=irol-newsArticle&ID=1783179&highlight=

cc: Scott Craddock, Esq.
Assistant General Counsel & Ethics Officer
Assistant Secretary
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

Andrew L. McQueen, Esq.
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201

BASS

BERRY • SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

January 15, 2013

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Corrections Corporation of America
Shareholder Proposal Submitted by Alex Friedmann**

Ladies and Gentlemen:

I am submitting this letter on behalf of Corrections Corporation of America, a Maryland corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") may be properly omitted from the proxy statement and form of proxy to be distributed by the Company in connection with its 2013 Annual Meeting of Stockholders (the "Proxy Materials"). The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this letter.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter has been filed with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive Proxy Materials with the Commission. A copy of this letter has been sent to the Proponent concurrently with filing with the Commission. Pursuant to Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via electronic mail at shareholderproposals@sec.gov in lieu of mailing paper copies. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by electronic mail or fax only to the Company.

The Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) under the Exchange Act and SLB 14D.

I. Description of the Proposal

The Proposal requests that the Board of Directors of the Company (the "Board") issue a report to the Company's stockholders within sixty (60) days after the 2013 Annual Meeting of Stockholders that addresses the following matters regarding the Company's potential conversion to a real estate investment trust ("REIT"):

1. Any known disadvantages to stockholders, and/or advantages to the Company, should the Company elect to make required REIT dividend distributions primarily in the form of stock rather than cash.

2. The extent to which the Board has taken into account the Company's prior conversion to a REIT in 1999 and the outcome of the same.

3. The extent to which the Board has taken into account shareholder lawsuits related to the Company's prior conversion to a REIT and the outcome of the same.

4. How the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs – including the limitation on REIT assets that can be held in non-qualifying securities or stock of taxable REIT subsidiaries – and the federal tax implications of same for the Company.

The Proposal requests that the Board issue the requested report to the Company's stockholders whether or not the Company has already converted to a REIT, or announced plans to do so, prior to the Company's 2013 Annual Meeting of Stockholders.

A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit A.

II. Bases for Exclusion

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company;

- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company; and

- Rule 14a-8(i)(3) because the Proposal contains statements that are misleading.

III. Analysis

A. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal will be Substantially Implemented.

pursue growth opportunities post-conversion and create a more efficient operating structure. The Company further disclosed that its advisors had undergone preliminary discussions and an in person meeting with the IRS to discuss the proposed TRS Structure, including owning real property through the REIT and providing incarceration-related services through a TRS, and these discussions had subsequently led the Company to file a formal request for a PLR from the IRS.

On November, 7 2012, the Company provided an update on its REIT feasibility assessment as part of its quarterly earnings release. Among other matters, the Company emphasized there were a number of issues to be addressed before the Company could conclude it could meet the operational and technical thresholds necessary to operate as a REIT. In addition to obtaining a favorable PLR from the IRS, these issues included, among others, concluding the assessment of the Company's ability to meet and maintain compliance with REIT qualification tests and completing certain changes to the Company's corporate structure that would be necessitated by a REIT conversion. Although the Company had not completed its assessment and continued to evaluate a number of issues associated with a REIT conversion, the Company disclosed in the release that its preliminary analysis completed as of such date, among other matters, indicated the following:

- In accordance with tax rules applicable to REIT conversions, the Company would be required to distribute accumulated earnings and profits (E&P) calculated through the end of the calendar year preceding the REIT effective date. In the event of a REIT conversion, the E&P distribution would be paid out in a combination of at least 20% in cash and up to 80% in common stock.

- If the Company were to convert to a REIT, in addition to payments to stockholders, the Company expects it could incur certain one-time conversion expenses, excluding any costs associated with issuing new debt, refinancing existing debt or modifying existing debt agreements.

- There would be no reclassification of assets from personal property to real property in connection with a REIT conversion.

- If a conversion is implemented, the Company expects to incur certain additional general and administrative compliance costs in future years.

On January 2, 2013, the Company issued a press release announcing that it had completed an internal reorganization of its business operations so that it has the ability to elect to qualify as a REIT for the taxable year commencing January 1, 2013. As disclosed in the release, the Board unanimously authorized management to take all necessary steps to complete the internal reorganization following a thorough analysis which concluded that the Company's customers would experience no change in the people, procedures or the quality of service provided by the Company, the Company's employees would be unaffected by the reorganization and the reorganization did not require any divestiture of assets. As noted in the release, however, the Board has not yet completed its assessment of the feasibility of a REIT conversion. Also, as previously disclosed, the Board has also concluded that it would not be advisable to elect REIT status without a PLR from the IRS, which the Company has not received as of the date hereof.

iii. Substantial Implementation of the Proposal

The Company's actions have satisfactorily addressed the essential objective of the Proposal – the disclosure of information about the Company's evaluation of a REIT. As demonstrated above, the Company has made numerous disclosures to its stockholders and the general public regarding the REIT Project, including the benefits, costs and certain other material considerations associated with a potential REIT conversion. If the Company determines to implement a REIT conversion, the Company anticipates that it would make substantial additional disclosures to its stockholders and the general public regarding, among other matters, the material financial and other impacts to the Company resulting from such conversion, the primary reasons supporting such conversion, the distribution of the Company's earnings and profits in connection with such a conversion, the annual distribution of the Company's tax basis net income as required by REIT rules and relevant risk factors investors should consider in connection with ownership of stock in the Company. The form of such disclosures would be at management's and the Board's discretion, but would likely consist of one or more press releases, investor presentations, and/or investor conference calls. The Company would also include material disclosures regarding the REIT conversion, including risk factors associated therewith, in its periodic reports (including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q). In the event the Company makes additional public disclosures regarding the REIT Project that further address the Proposal, including the fact that such Proposal has been substantially implemented, the Company intends to supplement this no action request in order to provide the Commission with copies of such disclosures.

Based on the Company's prior disclosures, as well as additional disclosures and updates regarding the REIT Project that the Company anticipates if it determines to convert to a REIT, the Proposal has been substantially implemented under Rule 14a-8(i)(10) since the Company's actions will have satisfactorily addressed the essential objective of the Proposal, and therefore is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(10).

B. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, namely the Company's strategies related to its optimal corporate structure and the Company's legal compliance program.

i. Rule 14a-8(i)(7) Background

Rule 14a-8(i)(7) permits an issuer to omit from its proxy materials any proposal concerning the conduct of its ordinary business operations. The Commission has provided the following guidance with regard to the application and purpose of Rule 14a-8(i)(7):

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to

> management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to director and shareholder oversight...The second consideration relates to the degree to which the proposal seeks to 'micromanage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Release No. 34-40018 (May 21, 1998).

The Staff analyzes proposals asking for the preparation of a written report, such as the Proposal, under the same framework used to evaluate proposals asking companies to take action. A proposal requesting the dissemination of a report is thus excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. Exchange Act Release No. 34-20091 (Aug. 16, 1983).

Since the policy behind Rule 14a-8(i)(7) "is consistent with the policy of most state corporate laws," the laws of a company's state of incorporation are useful in determining how the ordinary business exception should apply to a particular company. Release No. 34-40018 (May 21, 1998). The Company is a Maryland corporation. Section 2-401 of the Maryland General Corporation Law (the "MGCL") provides that "the business and affairs of a corporation shall be managed under the direction of a board of directors" and "all powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." Neither the Company's charter nor its bylaws limit the power of the Company's management to conduct its ordinary business under the supervision of the Board. Under the MGCL, the only transactions requiring approval of both the Board and the Company's stockholders are certain consolidations, mergers, share exchanges or transfers of assets. *See* Sec. 3-105. The Proposal does not address any of these types of extraordinary transactions. Instead, the Proposal is directed at the Board's deliberations and planning relating to a potential conversion to a REIT, including its risk assessment associated therewith, as well as the Company's tax compliance resources. Consistent with the guidance set forth in Release No. 34-40018, the MGCL's broad grant of authority to boards of directors and management, and the Staff precedent set forth below, the Proposal involves ordinary matters and thus is excludable from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

ii. <u>The Proposal Relates to the Company's Strategies Regarding its Optimal Corporate Structure and Management of Ordinary Business Matters</u>

As described above, under the heading "Prior Disclosures by the Company Regarding Potential REIT Election," the Company's management and Board have been engaged in a REIT Project to assess the feasibility of the Company's possible conversion to a REIT tax structure. As publicly disclosed by the Company, the REIT structure under consideration is the TRS Structure described above in which the Company's real estate and operations would continue to operate under a single publicly traded umbrella, with correctional services provided through a taxable REIT subsidiary. Unlike in other cases where issuers have opted to convert into a REIT, the structure under consideration by the Board would not involve a merger of the Company with and into another entity, a conversion of Company stock or a divestiture of assets.

Decisions regarding how best to structure the Company's operations (and any material considerations relating thereto) to generate value for shareholders and deliver services to customers are "ordinary" in nature and fall squarely within the discretion of the Board and management. As stated in Release No.

34-40018, the term "ordinary business" does not necessarily refer to matters that are "ordinary" within the common meaning of the word. Instead, the term is "rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Here, the subject matter contemplated by the Proposal, including the Board's ongoing, but as yet not concluded, evaluation of a possible REIT conversion, the structure of a dividend the Company may or may not pay and the Company's legal compliance functions, relate to ordinary transactions and are most appropriately considered by management and the Board, rather than the Company's stockholders.

Additionally, the Proposal seeks to dictate to the Board very specific matters it should consider as part of its evaluation of a possible REIT conversion, including an unrelated REIT conversion involving the Company over 12 years ago that is substantially different than the TRS Structure currently being considered by the Company, as well as lawsuits filed by stockholders that were settled over a decade ago. The Proposal's demand to deliver a report regarding "the extent to which the Board has taken into account" these specific matters as part of its still ongoing REIT analysis is an attempt to "micromanage" the Company and its Board in a manner that Rule 14a-8(i)(7) is intended to protect against. Further illustrating this attempt to micromanage the Company is the Proposal's requirement that the Company deliver the report "whether or not the Company has already converted to a REIT, or announced plans to do so, prior to the Company's 2013 annual shareholder meeting." In other words, the Proposal would have the Company deliver a report regardless of its purported relevance. Such micromanagement of the ordinary decision making functions of the Board and management is contrary to the principles of board oversight ensconced in the MGCL and is precisely the type of activity Rule 14a-8(i)(7) is meant to exclude.

Moreover, the Proposal is drafted in a manner that emphasizes the general exploration of the Company's decision-making with respect to its potential election of REIT status (rather than the election itself). As a result, the Proposal includes several "ordinary" business matters such as the issuance of dividends (including whether such dividends are comprised of stock and/or cash) and compliance with federal tax laws. The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) when a shareholder proposal involves ordinary matters, even if such proposal also relates to extraordinary business matters. *See Bristol-Myers Squibb* (avail. Feb. 22, 2006); *First Charter* (avail. Jan. 18, 2005); *Medallion Financial* (avail. May 22, 2004); *BFK Capital* (avail. Feb. 27, 2004); *E*Trade Group, Inc.* (Oct. 31, 2000); *see also NACCO Industries, Inc.* (avail. Mar. 29, 2000) (proposal relating to exploration of alternatives including a possible internal reorganization, acquisition or divestment of certain types of assets with the objective of enhancing the value of the company related in part to non-extraordinary transactions and was excludable). Since the Proposal does not advocate one or more extraordinary corporate transactions, and in fact is drafted in a manner that emphasizes the general exploration of the Board's decision-making with respect to the Company's potential REIT conversion, it relates to several ordinary business matters and can be excluded under Rule 14a-8(i)(7).

iii. The Proposal Relates to the Company's Legal Compliance and Tax Planning Functions

The Staff has consistently permitted companies to exclude proposals relating to their legal compliance programs on grounds that a company's compliance with laws and regulations is a matter of ordinary business operations. *See, e.g. Johnson & Johnson* (avail. February 22, 2010 (concurring with the exclusion of a proposal related to the specific procedures used by the company to verify employment eligibility of its employees); *Lowe's Companies* (avail. Mar. 12, 2008) (concurring with the exclusion of a proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing proper classification of employees and independent contractors); *H&R Block Inc.* (avail. Aug. 1, 2006) (concurring with the exclusion of a proposal requesting a legal compliance program regarding lending policies); *Halliburton Co.* (avail. Mar. 10, 2006) (concurring with the exclusion of a proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); and *Crown Central Petroleum Corp.* (avail. Feb. 19, 1997) (concurring with the exclusion of a proposal that the board investigate whether the company and its franchisees were in compliance with applicable laws regarding sales to minors was excludable as relating to compliance with federal law).

Moreover, the Staff has also consistently taken the position that proposals related to a company's tax planning and compliance with tax laws are part of a company's ordinary business operations and thus may be excluded from a company's proxy materials under Rule 14a-8(i)(7). See, *e.g.*, *The Home Depot, Inc.* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal requesting that the board assess the risks created by corporate actions and strategies relating to the company's tax planning); *Verizon Communications Inc.* (avail. Jan. 31, 2006) (concurring with the exclusion of a proposal requesting the company to provide a report on the estimated impacts of a flat tax for the company); *General Electric Co.* (avail. Jan. 17, 2006) (same); *PepsiCo* (avail. Mar. 13, 2003) (concurring with the exclusion of a proposal requesting a report on certain tax procedures resulting in tax savings to the company); and *General Electric Co.* (avail. Feb. 15, 2000) (concurring with the exclusion of a proposal requesting the company to provide a report on the financial benefits received by the company from certain tax structures).

Exclusion of the Proposal from the Proxy Materials would be consistent with the no-action letters cited above because the Proposal relates to the Company's conduct of its legal compliance program including the Company's tax planning and compliance with tax laws. In particular, the Proposal requests information with respect to the manner in which the Company would comply on "an ongoing basis" with, and monitor compliance with, tax laws and regulations governing REITs. The manner in which the Company seeks to comply with the various laws and regulations to which it is subject is "fundamental to management's ability to run the Company on a day-to-day basis" and should not, as a practicable matter, be subject to stockholder oversight (in this case, in the form of a special report). The Company is subject to a multitude of federal, state and local tax authorities, and in the ordinary course of its business the Company devotes significant time and resources to monitoring day-to-day compliance with existing tax laws and regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, state and local levels. In the event the Company elects to convert to a REIT (utilizing a TRS Structure), the Company would be responsible for monitoring compliance on an ongoing basis with U.S. Federal income tax law requirements applicable to REITs. The requirements under U.S. Federal income tax law applicable to REITs are complex and include (i) requirements related to the composition of a REIT's gross income, (ii) requirements related to the composition of a REIT's assets, and (iii) requirements related to the minimum level of annual distributions in the form of dividends required to be made by a REIT. Indeed, as the Company has made clear in its public disclosures, the Company has assembled a team of outside tax, legal and financial advisors to help it assess its ability to comply with these REIT requirements. The Proposal fails to take into account the complexities of corporate accounting and taxation (including with respect to REITs), which, as stated in Release No. 34-40018, are inappropriate for direct shareholder oversight and are precisely the type of "matter of complex nature upon which shareholders, as a group, [are not] in a position to make an informed judgment."

Based on the foregoing analysis, the Company may omit the Proposal from the Proxy Materials in reliance on paragraph (i)(7) of Rule 14a-8, and the Company respectfully requests the Staff to confirm to the Company that it will not recommend any enforcement action if the Company omits the Proposal from the Proxy Materials.

C. The Proposal may be excluded under Rule 14a-8(a)(i)(3) because it contains certain statements that are misleading.

i. Rule 14a-8(i)(3) Background

Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies that, in light of the circumstances, are "false and misleading with respect to any material fact." The Proposal, therefore, may be excluded pursuant to Rule 14a-8(i)(3) because it includes misleading statements with respect to the required distribution of earnings and profits ("E&P") in the event the Company decides to convert to a REIT.

ii. The Proposal includes misleading statements about the required distribution of the Company's earnings and profits in the event it decides to convert to a REIT.

The Proposal requests a report on the known disadvantages to stockholders, and/or advantages to the Company, should the Company elect to make required dividend distributions primarily in the form of stock rather than cash. Since the Company has not disclosed an intent to pay required annual dividends in stock, the Proposal presumably is referring to the distribution of E&P the Company will be required to make if it elects to convert to a REIT. This presumption is supported by the first supporting statement contained in the Proposal which quotes from the Company's November 7, 2012 press release where the Company indicated that "in the event of a REIT conversion, the E&P distribution would be paid out in a combination of at least 20% in cash and up to 80% in common stock." This supporting statement goes on to state that "while current IRS rules allow REITs to issue required dividends in stock, most REITs do not." However, a quick review of REIT conversions effected or announced by publicly traded companies since 2010 reveals that companies often do use stock to make E&P distributions required in connection with a REIT conversion. Indeed, since 2010, several companies that have announced and/or completed REIT conversions have made the required E&P distribution primarily in stock. For example, Iron Mountain (NYSE: IRM), Ryman Hospitality Properties (NYSE: RHP) and Weyerhauser (NYSE: WY) distributed or have announced their intention to distribute E&P at least 80% in stock and no more than 20% in cash. Furthermore, The GEO Group (NYSE: GEO), a competitor of the Company that has announced publicly that its board of directors has approved a REIT conversion, recently distributed its E&P 80% in stock and 20% in cash.

As demonstrated above, the Proposal's statement that most REITs do not use stock to make the required E&P distribution is incorrect and creates a false impression regarding the common practice of companies using their stock to make required E&P distributions. Such statement would also mislead shareholders into an inaccurate belief that if the Company makes its required E&P distribution using a combination of cash and stock it will be acting in a materially different manner than other companies making a REIT election. Finally, the Proposal also creates the misleading implication that the Company intends to pay annual dividends in stock. The Company has not disclosed any intent to pay annual

Sincerely,



Andrew L. McQueen

cc: Alex Friedmann
5331 Mt. View Road #130
Antioch, TN 37013

Jeffrey Lowenthal, Esq.
Strook & Strook & Lavan LLP
180 Maiden Lane
New York, NY 10038

EXHIBIT A

PRISON LEGAL NEWS

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Please Reply to Tennessee Office:

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Direct Dial: 615-495-6568
5331 Mt. View Rd. #130
Antioch, TN 37013

November 20, 2012

SENT VIA MAIL AND EMAIL

Corrections Corporation of America
Attn: Secretary
10 Burton Hills Boulevard
Nashville, TN 37215

Re: Shareholder Proposal for 2013 Proxy Statement

Dear Secretary,

As a beneficial owner of common stock of Corrections Corporation of America ("CCA"), I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for CCA's annual meeting of shareholders in 2013, in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"). I am the beneficial owner of at least $2,000 in market value of CCA common stock. I have held these securities for more than one year as of the date hereof and will continue to hold at least the requisite number of shares for a resolution through the annual meeting of shareholders. I have enclosed a copy of Proof of Ownership from Scottrade. I or a representative will attend the annual meeting to move the resolution as required.

Please communicate with my counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, if you need any further information. If CCA will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my counsel of this intention within 14 days of your receipt of this proposal. Mr. Lowenthal may be reached at Stroock & Stroock & Lavan LLP, by telephone at 212-806-5509 or by e-mail at jlowenthal@stroock.com.

Sincerely,



Alex Friedmann

Enclosures

SHAREHOLDER RESOLUTION

RESOLVED: That the stockholders of Corrections Corporation of America ("Company") request that the Board of Directors ("Board") issue a report to the Company's stockholders within sixty (60) days after the 2013 annual meeting of shareholders, at reasonable cost and excluding proprietary information, that addresses the following matters regarding the Company's potential conversion to a real estate investment trust ("REIT"):

1. Any known disadvantages to stockholders, and/or advantages to the Company, should the Company elect to make required REIT dividend distributions primarily in the form of stock rather than cash.

2. The extent to which the Board has taken into account the Company's prior conversion to a REIT in 1999 and the outcome of same.

3. The extent to which the Board has taken into account shareholder lawsuits related to the Company's prior conversion to a REIT and the outcome of same.

4. How the Company plans on an ongoing basis to comply with, and monitor compliance with, IRS rules governing REITs – including the limitation on REIT assets that can be held in non-qualifying securities or stock of taxable REIT subsidiaries – and the federal tax implications of same for the Company.

This Resolution requests that the Board issue the requested report to shareholders whether or not the Company has already converted to a REIT, or announced plans to do so, prior to the Company's 2013 annual shareholder meeting.

SUPPORTING STATEMENT:

Concerning the issues to be addressed in the requested report:

1. The Company has indicated that "In the event of a REIT conversion, the E&P distribution would be paid out in a combination of at least 20% in cash and up to 80% in common stock." While current IRS rules allow REITs to issue required dividends in stock, most REITs do not. The report should address any known disadvantages to stockholders and/or advantages to the Company resulting from distribution of dividends in stock.

2. Following the Company's conversion to a REIT in 1999 by merging with Prison Realty Trust, the Company's stock price dropped from over $60.00/share to under $1.00/share. Consequently, the Company instituted a 1-for-10 reverse stock split to prevent it from being delisted from the NYSE, and later reversed its REIT conversion.

3. Shareholders filed lawsuits against the Company and Prison Realty Trust over the prior REIT conversion. The suits alleged that the companies and various officers and directors had

concealed material information from shareholders, and made false and misleading statements. The Company settled the lawsuits for approximately $104 million in stock and cash.

4. Current IRS rules require REITs to have no more than 25 percent of their assets in non-qualifying securities or stock of taxable REIT subsidiaries (TRSs), and the Company has stated it is "concluding the assessment of our ability to meet and maintain compliance with REIT qualification tests." The report should describe how the Company will comply with IRS rules for REITs, including the limitation on percentage of assets held in TRSs, and the federal tax implications of same for the Company.